

Notice of 2017 Annual Meeting
of Stockholders and Proxy Statement

Notice of 2017 Annual Meeting of Stockholders

December 8, 2016

Dear Fellow Stockholders:

You are invited to attend the Walgreens Boots Alliance, Inc. 2017 Annual Meeting of Stockholders, which will be held on Thursday, January 26, 2017, at 8:30 a.m., Eastern Standard Time, at Park Hyatt New York, 153 West 57th Street, New York, New York 10019. Doors will open at 7:45 a.m.

At the meeting, stockholders will be asked to:

- Elect the ten director nominees named in the proxy statement;

- Approve, on an advisory basis, the Company's named executive officer compensation;

- Ratify the appointment of Deloitte & Touche LLP as the Company's independent auditor for 2017;

- Approve the material terms of the performance measures under the Company's 2011 Cash-Based Incentive Plan;

- Vote on the two stockholder proposals contained in the proxy statement, if properly presented at the meeting; and

- Transact such other business as may properly come before the meeting and any adjournment or postponement thereof.

You are eligible to vote if you were a stockholder of record as of the close of business on November 28, 2016.

Your vote is important. Please vote by Internet, telephone, or mail as soon as possible to ensure your vote is recorded promptly. Your vote before the annual meeting will ensure representation of your shares.

Please also note that, beginning this year, if you want to attend the annual meeting in person, you must pre-register and obtain an admission ticket in advance. To obtain an admission ticket, please follow the instructions on page 73 of the proxy statement.

By order of the Board of Directors,

Collin G. Smyser
Vice President, Corporate Secretary



Walgreens Boots Alliance, Inc., a Delaware corporation, is the successor to Walgreen Co., an Illinois corporation ("Walgreens"), following the completion of the holding company reorganization approved by Walgreens shareholders on December 29, 2014 (the "Reorganization"). Unless otherwise stated, references herein to the "Company" refer to Walgreens Boots Alliance, Inc. from and after the effective time of the Reorganization on December 31, 2014 and, prior to that time, to its predecessor Walgreens. Unless otherwise stated, all information presented in this proxy statement of the Company (this "Proxy Statement") is based on the Company's fiscal calendar, which ends on August 31 (e.g., references to "2016" refer to the year ended August 31, 2016).

This Proxy Statement contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as "expect," "likely," "outlook," "forecast," "preliminary," "would," "could," "should," "can," "will," "project," "intend," "plan," "goal," "guidance," "target," "aim," "continue," "sustain," "synergy," "on track," "headwind," "tailwind," "believe," "seek," "estimate," "anticipate," "may," "possible," "assume," and variations of such words and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions, known or unknown, which could cause actual results to vary materially from those indicated or anticipated. These and other risks, assumptions and uncertainties are described in the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 2016 (the "Annual Report") and in other documents that the Company may file or furnish with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they are made. Except to the extent required by law, the Company does not undertake, and expressly disclaims, any duty or obligation to update publicly any forward-looking statement after the date of this Proxy Statement, whether as a result of new information, future events, changes in assumptions or otherwise.



Proxy Statement Summary

This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all of the information that you should consider, and you should read this Proxy Statement and the Annual Report before voting.

2017 Annual Meeting of Stockholders

Date and Time: Thursday, January 26, 2017, 8:30 a.m. Eastern Standard Time

Location: Park Hyatt New York, 153 West 57th Street, New York, New York 10019

Voting: You are entitled to vote at the meeting if you were a holder of the Company's common stock as of the close of business on November 28, 2016.

Admission: You must pre-register and have an admission ticket, along with valid, government-issued photo identification, to attend the meeting in person. To obtain an admission ticket, please follow the instructions on page 73 of the Proxy Statement.

Voting Matters

The following table summarizes the proposals to be considered at the Annual Meeting and the Board's voting recommendations with respect to each proposal.

Proposals	Board Recommendation	Page Reference
1. Election of Directors	FOR each nominee	11
2. Advisory Vote to Approve the Compensation of the Named Executive Officers ("say-on-pay")	FOR	30
3. Ratification of the Appointment of Deloitte & Touche LLP as the Independent Registered Public Accounting Firm	FOR	60
4. Approval of the Material Terms of the Performance Measures Under the 2011 Cash-Based Incentive Plan	FOR	64
5. Stockholder Proposal Requesting Certain Proxy Access By-law Amendments	AGAINST	68
6. Stockholder Proposal Relating to Executive Pay & Sustainability Performance	AGAINST	71

Board of Directors

The Board consists of highly experienced and accomplished directors who are uniquely qualified to oversee the Company's business. The following table provides summary information about each director nominee. Each director stands for election annually. Detailed information about each director's background, skill set, and areas of experience can be found beginning on page 13 of the Proxy Statement.

Board Member Details

Name and Principal Occupation	Age	Director Since	Other Public Boards	Independent	Committee Memberships
Janice M. Babiak *Former Partner,* *Ernst & Young LLP*	58	2012	Bank of Montreal	✓	• Audit (Chair) • Finance
David J. Brailer *Chairman,* *Health Evolution Partners*	57	2010		✓	• Audit • Finance (Chair)
William C. Foote *Former Chair and CEO,* *USG Corporation*	65	1997		✓	• Compensation • Nominating and Governance (Chair)
Ginger L. Graham *President and CEO,* *Two Trees Consulting, Inc.*	61	2010	Clovis Oncology, Inc. Genomic Health, Inc.	✓	• Audit • Nominating and Governance
John A. Lederer *Former President and CEO,* *US Foods*	61	2015	Maple Leaf Foods US Foods	✓	• Compensation • Finance
Dominic P. Murphy *Partner, Kohlberg Kravis* *Roberts & Co. L.P.*	49	2012			• Finance
Stefano Pessina *Executive Vice Chairman and CEO,* *Walgreens Boots Alliance, Inc.*	75	2012	Galenica AG		
Leonard D. Schaeffer *Judge Robert Maclay Widney* *Chair and Professor,* *Univ. of Southern California*	71	2015		✓	• Compensation • Nominating and Governance
Nancy M. Schlichting *President and CEO,* *Henry Ford Health System*	62	2006		✓	• Audit • Compensation (Chair)
James A. Skinner *Executive Chairman,* *Walgreens Boots Alliance, Inc.*	72	2005	Illinois Tool Works Inc.		

Director Nominee Facts



Director Highlights		
7 of **10** are independent	**3** of **10** are female	**2** of **10** are non-U.S. resident

Director Tenure		
0 to **6** years	**6** to **12** years	**>12** years

Average director age: 63.6 years	Average director tenure: 7.1 years

Corporate Governance Highlights

The Company is committed to corporate governance policies and practices that serve the interests of its stockholders. The following table summarizes certain highlights of the Company's corporate governance policies and practices:

• Annual Election of Directors	• Independent Lead Director
• Majority Voting for All Directors	• Regular Executive Sessions of Independent Directors
• Cumulative Voting for Election of Directors	• Annual Board and Committee Evaluation Process
• No Supermajority Voting Provisions	• Strategic and Risk Oversight by Board and Committees
• No Stockholder Rights Plan ("Poison Pill")	• Commitment to Sustainability and Corporate Social Responsibility
• 3%, 3-Year Proxy Access By-law	• Stock Ownership Guidelines for Executives and Directors
• Stockholder Right to Call Special Meetings	• Policies Restricting Hedging and Short Sales of Stock
• Stockholder Right to Act by Written Consent	• Annual "Say on Pay" Advisory Votes
• Active Stockholder Engagement	• Strong Alignment Between Pay and Performance in Incentive Plans

Executive Compensation Highlights

The Company has a strong pay-for-performance philosophy, which seeks to link the interests of its executives with those of its stockholders.

Accordingly, the Company emphasizes variable, performance-based compensation over fixed or guaranteed pay. Substantially all of the 2016 compensation paid to Stefano Pessina, the Company's Executive Vice Chairman and Chief Executive Officer, and James A. Skinner, the Company's Executive Chairman, is "at risk" and directly tied to changes in the Company's stock price. Similarly, more than 80% of the average target total direct compensation (i.e., base salary, target annual bonus, and target economic value of equity awards) for the Company's other named executive officers is "at risk" and tied to either changes in the Company's stock price or the achievement of short-term and long-term financial objectives supportive of the Company's business strategy.



The Company enhances its strong pay-for-performance philosophy by maintaining the following balance of pay practices, which the Company believes further aligns its executives' interests with those of its stockholders.

The Company DOES Have This Practice	The Company DOES NOT Have This Practice
✓ Incentive award metrics that are objective and tied to key company performance metrics	✗ Multi-year guarantees for salary increases, non-performance based bonuses, or equity compensation
✓ A majority of compensation delivered in the form of equity-based awards	✗ Excise tax gross-ups upon change in control for existing named executive officers
✓ Stock ownership requirements	✗ Repricing of options without stockholder approval
✓ Policies restricting hedging and short sales of stock	✗ Excessive perquisites
✓ Compensation recoupment ("clawback") policy	✗ Excessive severance and/or change in control provisions
✓ Double-trigger change in control severance for existing named executive officers	✗ Payout of dividends or dividend equivalents on unearned or unvested equity
✓ Equity awards generally vest after three years to promote retention	✗ Excessive pension or defined benefit supplemental executive retirement plan (SERP)
✓ Significant portion of executive compensation tied to stockholder return in the form of at-risk compensation	✗ A high percentage of fixed compensation

Questions and Answers About the Annual Meeting

Why am I receiving these materials?

The Company has distributed these materials beginning on or about December 8, 2016 to all stockholders of record as of the close of business on November 28, 2016 (the "Record Date") in connection with the Company's solicitation of proxies for use at its 2017 Annual Meeting of Stockholders (together with any adjournments or postponements thereof, the "Annual Meeting"). The Annual Meeting will be held at Park Hyatt New York, 153 West 57th Street, New York, New York 10019, on Thursday, January 26, 2017, at 8:30 a.m. Eastern Standard Time.

How may I receive proxy materials?

The Company uses the "e-proxy" rules of the Securities and Exchange Commission (the "SEC"), which allows companies to furnish their proxy materials over the Internet instead of mailing printed copies of the proxy materials to each stockholder. As a result, the Company is mailing to most of its stockholders a notice about the Internet availability of the proxy materials (the "Notice of Internet Availability"), which contains instructions on how to access this Proxy Statement, the accompanying Notice of 2017 Annual Meeting of Stockholders, and the Annual Report online.

If you received the Notice of Internet Availability by mail, you will not automatically receive a printed copy of the proxy materials in the mail. Instead, the Notice of Internet Availability instructs you on how to access and review all of the important information contained in the proxy materials and how you may submit your proxy. The Notice of Internet Availability also contains information about how stockholders may, if desired, request a printed copy of these proxy materials.

Stockholders who do not receive the Notice of Internet Availability will receive a printed copy of these proxy materials by mail unless they have previously requested electronic delivery. The Company is providing notice of the availability of those materials by e-mail to those stockholders who have previously elected to receive the proxy materials electronically. The e-mail contains a link to the website where those materials are available and a link to the proxy voting website.

How can I attend the Annual Meeting? What do I need to bring?

Other than Company personnel and guests, only the following persons may attend the Annual Meeting:

- A Company stockholder as of the Record Date, or one named representative in lieu thereof; and

- One guest of such stockholder or named representative.

Beginning this year, any stockholder, named representative or guest who attends the Annual Meeting must be pre-registered and obtain an admission ticket in advance. Stockholders will need the 16-digit control number printed on the Notice of Internet Availability, voter instruction form, or proxy card, and, if applicable, will need to pre-register their named representative and any guest thereof. Follow the instructions under "Attending the Annual Meeting" in the "Other Matters" section below to pre-register and obtain an admission ticket for yourself or your named representative, or any guest thereof. Attendees must be pre-registered by no later than 11:59 p.m., Eastern Standard Time, on Friday, January 20, 2017.

For admission to the Annual Meeting, each attendee must present (i) a valid, government-issued photo identification (such as a driver's license or passport), and (ii) the above-referenced admission ticket in the attendee's name. Please note that seating is limited, and admission is on a first-come, first-served basis.

Can I listen to the Annual Meeting if I don't attend in person?

Yes. You can listen to the live webcast of the Annual Meeting by going to www.walgreensbootsalliance.com/investor and then clicking on the link to the webcast. As seating at the Annual Meeting is limited, the Company encourages its stockholders to listen to the meeting via the live webcast.

Who is entitled to vote?

Only stockholders of record of the Company's common stock as of the close of business on the Record Date are entitled to notice of, and to vote at, the Annual Meeting. As of the Record Date, 1,079,088,919 shares of the Company's common stock were outstanding.

Stockholders have cumulative voting rights in the election of the Company's Board of Directors (the "Board") and one vote per share on all other matters. Cumulative voting allows a stockholder to multiply the number of shares owned by the number of directors to be elected and to cast an equal number of votes for each of the ten nominees to the Board, distribute their votes among as many nominees as they choose, or cast all their votes for one nominee.

Stockholders of Record. If your shares are registered directly in your name with the Company's transfer agent, you are considered the stockholder of record with respect to those shares, and a Notice of Internet Availability or a set of proxy materials is being provided to you directly by the Company. As the stockholder of record, you have the right to grant your voting proxy directly to the individuals listed on the proxy card or to vote in person at the Annual Meeting. If you are a stockholder of record and choose to cumulate your votes in the election of directors, you must notify the Company's Corporate Secretary in writing prior to the Annual Meeting or, if you vote in person at the Annual Meeting, notify the chair of the Annual Meeting prior to the commencement of voting.

"Street Name" Stockholders. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in street name and the Notice of Internet Availability or proxy materials were forwarded to you by your broker or nominee. As the beneficial owner, you have the right to direct your broker or nominee how to vote your shares. Beneficial owners are invited to attend the Annual Meeting. Since you are not the stockholder of record, however, you may not vote your shares in person at the Annual Meeting unless you follow your broker's procedures for obtaining a legal proxy. If you hold shares beneficially through a broker, bank or other nominee and choose to cumulate your votes in the election of directors, you should contact your broker, bank or nominee.

How do I vote?

You are encouraged to vote in advance of the meeting using one of the following methods, even if you are planning to attend the Annual Meeting. Make sure you have your Notice of Internet Availability, proxy card, or voting instruction card in hand and follow the instructions.

Stockholders of Record. If you are a stockholder of record and you received a printed copy of the proxy materials by mail, you may vote in person at the Annual Meeting or by one of the following methods:

- *By Mail.* Complete, sign and date the enclosed proxy card and return it in the prepaid envelope provided;

- *By Telephone.* Call the toll-free telephone number set forth on the proxy card and follow the recorded instructions; or

- *By Internet.* Go to www.proxyvote.com and follow the instructions on the website.

Please refer to the specific instructions set forth on the proxy card you received.

If you are a stockholder of record and you received a Notice of Internet Availability, you may vote in person at the Annual Meeting by accessing the secure Internet website registration page identified on the Notice of Internet Availability and following the instructions. Alternatively, you may vote by mail or telephone if you request a printed copy of the proxy materials by calling the toll-free telephone number set forth on the Notice of Internet Availability. Please refer to the specific instructions set forth in the Notice of Internet Availability you received.

 

Please note that the Internet and telephone voting facilities for stockholders of record will close at 11:59 p.m. Eastern Standard Time on Wednesday, January 25, 2017. The individuals named as proxies on the proxy card will vote your shares in accordance with your instructions.

"Street Name" Stockholders. If your shares are held by a broker, bank or other nominee, you should have received instructions on how to vote or instruct the broker to vote your shares from your broker, bank or other nominee. Please follow their instructions carefully. If you give the broker voting instructions, your shares will be voted as you direct. **Please note that brokers may not vote your shares on the election of directors, on compensation matters or on stockholder proposals in the absence of your specific instructions as to how to vote**. Please provide your voting instructions so your vote can be counted.

Street name stockholders may generally vote by one of the following methods:

- *By Mail.* If you received a printed copy of the proxy materials, you may vote by signing, dating and returning the voting instruction card sent to you by your broker, bank or other nominee in the pre-addressed envelope provided;

- *By Methods Listed on Voting Instruction Card.* Please refer to your voting instruction card or other information provided by your broker, bank or other nominee to determine whether you may vote by telephone or electronically on the Internet, and follow the instructions on the voting instruction card or other information provided by the record holder; or

- *In Person with a Proxy from the Record Holder.* A street name stockholder who wishes to vote at the Annual Meeting will need to obtain a legal proxy from his or her brokerage firm, bank or other nominee and present that proxy and proof of identification at the Annual Meeting to vote. Please consult the voting instruction card provided to you by your broker, bank or other nominee to determine how to obtain a legal proxy in order to vote in person at the Annual Meeting.

If you are a stockholder of record and choose to cumulate your votes in the election of directors, you must notify the Company's Corporate Secretary in writing prior to the Annual Meeting or, if you vote in person at the

Annual Meeting, notify the chair of the meeting prior to the commencement of voting. If you hold shares beneficially through a broker, bank or other nominee and wish to cumulate votes, you should contact your broker, bank or nominee.

If my shares are held in street name, how will my shares be voted if I do not return voting instructions to my broker?

If you hold your shares in street name through a brokerage account and you do not submit voting instructions to your broker, your broker may vote your shares in its discretion on matters designated as routine under applicable rules and regulations. However, a broker cannot vote shares held in street name on matters designated as non-routine, unless the broker receives voting instructions from the beneficial owner. If you hold your shares in street name and do not provide voting instructions to your broker, your broker will have discretion to vote your shares only on Proposal No. 3, because the ratification of the Company's independent registered public accounting firm is considered a routine matter. Each of the other items to be submitted to a stockholder vote at the Annual Meeting is considered non-routine under applicable rules and regulations. "Broker non-votes" occur when brokerage firms return proxies for which no voting instructions have been received from beneficial owners and the broker does not have discretionary authority to vote on the proposal.

What constitutes a quorum at the Annual Meeting?

A majority of the outstanding shares entitled to vote, represented at the Annual Meeting in person or by proxy, constitutes a quorum. Abstentions and broker non-votes are counted as shares represented at the meeting for purposes of determining a quorum. Once a share is represented for any purpose at the Annual Meeting, it will be deemed present for quorum purposes for the remainder of the meeting (including any meeting resulting from an adjournment of the Annual Meeting, unless a new record date is set).

What proposals are being voted on at the Annual Meeting? What are the Board's voting recommendations?

The Board recommends that you vote:

- "FOR" the election to the Board of the ten persons nominated by the Board (Proposal No. 1);

- "FOR" approval of the advisory vote on the compensation of the Company's named executive officers (Proposal No. 2);

- "FOR" the ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for 2017 (Proposal No. 3);

- "FOR" the approval of the material terms of the performance measures under the Company's 2011 Cash-Based Incentive Plan (Proposal No. 4); and

- "AGAINST" each of the proposals submitted by stockholders (Proposal No. 5 and Proposal No. 6).

The proxyholders intend to vote each proxy received by them in accordance with the direction of the stockholder completing the proxy. If you grant a proxy to allow your shares to be represented at the Annual Meeting, but do not indicate how your shares should be voted on one or more matters listed above, then the proxies will vote your shares as the Board recommends for those matters. If you grant a proxy to allow your shares to be represented at the Annual Meeting with no further instructions on the election of directors, the proxyholders have discretionary authority to cumulate votes and to allocate such votes among some or all of the nominees recommended by the Board.

Other than the matters listed above, the Company knows of no other matters to be presented at the Annual Meeting. If any other matters are properly presented at the Annual Meeting, the proxyholders intend to vote your shares in accordance with their best judgment.

How many votes are needed to have the proposals pass?

Proposal No. 1 (Election of Directors). In an uncontested election, the affirmative vote of a majority of the votes cast for the election of directors is required to elect directors at an annual meeting of stockholders. The election of directors at the Annual Meeting is an uncontested election. This means, with respect to Proposal No. 1, that the number of votes "For" a director's election must exceed 50% of the number of votes cast with respect to that director's election. In a contested election, where the number of nominees for director exceeds the number of directors to be elected, the required vote would be a plurality of the votes cast for the election of directors.

Other Proposals. If a quorum is present, the affirmative vote of a majority of the shares represented in person or by proxy at the Annual Meeting and entitled to vote on the matter is required to approve each of the other proposals to be voted on at the Annual Meeting.

How are the votes counted?

With respect to each proposal, only proxies and ballots that indicate votes "FOR," "AGAINST" or "ABSTAIN" on the proposals or that provide the designated proxies with the right to vote in their judgment and discretion on the proposals are counted to determine the number of shares present and entitled to vote. If you elect to abstain, the abstention will have the same effect as an "AGAINST" vote on these proposals. Shares constituting broker non-votes are not counted as shares represented in person or by proxy and entitled to vote on a non-routine matter and, therefore, are not counted for the purpose of determining whether stockholders have approved the proposal.

What happens if a director does not receive a majority of the votes cast?

If a nominee for director who was in office prior to election at the Annual Meeting is not elected by a majority of votes cast, the director must promptly tender his or her resignation from the Board, and the Nominating and Governance Committee of the Board (the "Nominating and Governance Committee") will make a recommendation to the Board about whether to accept or reject the resignation or whether to take other action. The Board, excluding the director in question, will act on the recommendation of the Nominating and Governance Committee and publicly disclose its decision and its rationale within 90 days from the date the election results are certified.

 

Can I change my vote after I return the proxy card, or after voting by telephone or electronically?

If you are a stockholder of record, you can revoke your proxy at any time before it is voted at the meeting by taking one of the following three actions:

- by giving timely written notice of the revocation to the Company's Corporate Secretary;

- by submitting another timely proxy by telephone, Internet or mail in accordance with the instructions provided with the proxy card or Notice of Internet Availability you received; or

- by voting in person at the Annual Meeting.

If you are a beneficial owner of shares, you may submit new voting instructions by timely contacting your bank, broker or other holder of record in accordance with that entity's procedures. You may also vote in person at the Annual Meeting if you obtain a legal proxy.

All shares that have been properly voted and not revoked will be voted at the Annual Meeting. The proxy confers discretionary authority to the persons named in the proxy, or their substitutes, to vote on any other business that may properly come before the meeting.

What is "householding?"

The Company has adopted a procedure approved by the SEC called "householding." Under this procedure, stockholders of record who have the same address and last name receive only one Notice of Internet Availability or, if applicable, only one copy of this Proxy Statement and the Annual Report, unless one or more of these stockholders notifies the Company that they would like to continue to receive individual copies. This reduces the environmental impact of the Company's annual meetings and reduces its printing costs and postage fees. If, because of multiple accounts, you are still receiving multiple copies of the Notice of Internet Availability or, if applicable, this Proxy Statement and the Annual Report at a single address and wish to receive a single copy, or if you participate in householding and wish to receive a separate copy of this Proxy Statement or the Annual Report, or prefer to receive separate copies of future materials, and your shares are registered directly through the Company's transfer agent,

please contact Wells Fargo Bank, N.A., at (888) 368-7346, or inform them in writing at 1110 Centre Pointe Curve, Suite 101, Mendota Heights, Minnesota 55120-4100. If your shares are held through a brokerage account, please contact your broker directly.

Stockholders who participate in householding will continue to receive separate proxy cards to vote their shares. Stockholders that receive the Notice of Internet Availability will receive instructions on how to vote their shares via the Internet. Householding does not in any way affect dividend check mailings.

Where can I find additional copies of the proxy materials?

The Notice of Internet Availability, this Proxy Statement, and the Annual Report are available at www.proxyvote.com. The Company has also made available on its website at investor.walgreensbootsalliance.com/annuals-proxies.cfm the Annual Report, as filed with the SEC, including the financial statements and schedules. The Company will furnish, on written request and without charge, a printed copy of the Annual Report to each person whose proxy is solicited and to each person representing that, as of the Record Date, he or she was a beneficial owner of shares entitled to be voted at the Annual Meeting. Such written request should be directed to Walgreens Boots Alliance, Inc., 108 Wilmot Road, MS #1833, Deerfield, Illinois 60015, Attention: Investor Relations.

Is my vote confidential?

Proxy instructions, ballots and voting tabulations that identify individual stockholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either to the Company or to third parties, except to allow for the tabulation and certification of votes and as necessary to meet applicable legal requirements or to assert or defend claims for or against the Company. If you write comments on your proxy card or ballot, the proxy card or ballot may be forwarded to the Company's management and/or the Board to review your comments.

Who counts the votes?

Broadridge Financial Solutions, Inc. will tabulate the proxies and a representative of CT Hagberg LLC will act as the inspector of election. Each firm is independent of the Company.

How can I find out the voting results?

Preliminary voting results are expected to be announced at the Annual Meeting. Final voting results will be tallied by the inspector of election after the taking of the vote at the Annual Meeting. The Company will report final voting results in a Current Report on Form 8-K, which it is required to file with the SEC following the Annual Meeting.

Who will pay for the costs involved in the solicitation of proxies?

The Company will bear the expenses incurred to solicit proxies. The Company will pay all costs of preparing, assembling, printing and distributing the proxy materials. Solicitation may be made by courier, mail, facsimile, e-mail, in person and by telephone. Officers, directors and employees of the Company may help solicit proxies for no additional compensation. The Company will, upon request, reimburse brokerage firms and other nominees or fiduciaries for their reasonable expenses incurred for forwarding solicitation materials to beneficial owners of the Company's common stock.

The Company has retained Alliance Advisors LLC to assist in soliciting proxies for a fee of approximately $7,500 plus reasonable out-of-pocket expenses. The Company may incur additional fees if additional services are requested.

How does the Shareholders' Agreement entered into in connection with the Alliance Boots transaction affect the Annual Meeting?

On August 2, 2012, in connection with Walgreens' acquisition of 45% of Alliance Boots GmbH ("Alliance Boots"), Walgreens, Kohlberg Kravis Roberts & Co. L.P. ("KKR", and together with certain of its affiliates, the "KKR Investors"), Stefano Pessina, the Company's current Executive Vice Chairman and Chief Executive Officer (and together with certain of his affiliates, the "SP Investors"), and others receiving common stock in the transaction entered into a Shareholders' Agreement (the "Shareholders' Agreement"). Pursuant to the Shareholders' Agreement, for so long as the SP Investors and the KKR Investors continue to meet certain common stock beneficial ownership thresholds and subject to certain other conditions, the SP Investors and the KKR Investors, respectively, were each entitled to designate a nominee for election to the Board.

The SP Investors continue to meet the beneficial ownership thresholds under the Shareholders' Agreement entitling them to designate a nominee for election to the Board, and Mr. Pessina is the designee of the SP Investors. The SP Investors have agreed, for so long as they have the right to designate a nominee for election to the Board (subject to certain exceptions), to vote all of their shares of Company common stock in accordance with the Board's recommendation on all matters submitted to a vote of the Company's stockholders.

Dominic P. Murphy was the designee of the KKR Investors. On August 1, 2016, the KKR Investors no longer met the beneficial ownership thresholds under the Shareholders' Agreement entitling them to designate a nominee for election to the Board. Consequently, this right terminated, and Mr. Murphy is no longer the designee of the KKR Investors. For the reasons outlined elsewhere in this Proxy Statement, Mr. Murphy has been re-nominated for election to the Board.

Proposal No. 1: Election of Directors

The Board has nominated ten directors for election at the Annual Meeting to hold office until the next annual meeting of stockholders or until their successors are elected and qualified or any such director's earlier death, resignation or removal. Each has agreed to be named in this Proxy Statement and to serve if elected.

The Company knows of no reason why any of the nominees would be unable or unwilling to serve if elected. However, if any of the nominees is unavailable for election, the proxyholders intend to vote all proxies received by them for any substitute nominee proposed by the Board (consistent with the terms of the Shareholders' Agreement, if applicable), unless the Board instead chooses to reduce the number of directors serving on the Board.

The Board unanimously recommends that stockholders vote "FOR" the election of each of the nominees. Proxies solicited by the Board will be so voted unless stockholders specify a contrary choice in their voting instructions.

Board Composition and the Director Selection Process

Decisions regarding the structure and composition of the Board are of utmost importance in assuring a strong Board that is best suited to guide the Company in the future. The Nominating and Governance Committee periodically reviews and makes recommendations to the Board regarding the size, function, composition, structure and operation of the Board. In doing so, the Nominating and Governance Committee considers the results of the most recent Board and director evaluations as well as the Company's changing needs.

Based on the Nominating and Governance Committee's most recent assessment and recommendation, the Board determined that a size of ten was appropriate at this time; however, the Board reserves the right to increase or decrease the size of the Board at any time.

The Nominating and Governance Committee is also charged with making a recommendation to the Board with respect to the director nominees for each annual meeting

of stockholders, including re-nomination of current directors and identifying new director candidates. The Nominating and Governance Committee seeks to construct a Board consisting of directors with the following qualities:

Experience:

- high-level leadership experience in business or administrative activities, and significant accomplishments;

- expertise in key facets of corporate management;

- breadth of knowledge about issues affecting the Company; and

- proven ability and willingness to contribute special competencies to the Board's activities.

Personal attributes:

- personal integrity;

- loyalty to stockholders and concern for the Company's success and welfare;

- willingness to apply sound and independent business judgment;

- awareness of a director's vital role in good corporate governance and citizenship;

- independence under the listing standards of The NASDAQ Global Select Market ("NASDAQ") and other applicable law and as perceived by stockholders and other stakeholders;

- willingness and energy to devote the time necessary for meetings and for consultation on relevant matters;

- willingness to assume broad fiduciary responsibility; and enthusiasm about the prospect of serving.

When recommending to the full Board the specific directors to be nominated for election at the Annual Meeting, the Nominating and Governance Committee reviewed the qualifications and backgrounds of each nominee, as well as the overall composition of the Board, to ensure that Board composition is aligned with the changing needs of the Company. The Nominating and Governance Committee evaluated each individual in the context of the Board as a whole, with the objective of recommending for nomination a group of individuals that can best perpetuate the Company's success and represent its stockholders' interests through the exercise of sound business judgment.

As part of this evaluation, the Nominating and Governance Committee assessed whether the group of nominees is comprised of individuals with a diversity of perspectives, backgrounds and professional experiences that would enhance the Board's success at achieving these goals. With regard to diversity among the group of nominees, the Board, in accordance with the Company's Corporate Governance Guidelines (the "Corporate Governance Guidelines"), considered diversity in broad terms, including consideration of competencies, experience, geography, gender, ethnicity, race and age, with the goal of obtaining diverse perspectives, backgrounds and professional experiences. With respect to continuing non-employee directors, the Nominating and Governance Committee also focused on continued independence, transactions that may present conflicts of interest, changes in principal business activities, and overall contribution to the Board.

Director succession is also a focus of the Nominating and Governance Committee and the Board. The Nominating and Governance Committee seeks to balance the need for fresh perspective and insights against the benefits associated with a degree of continuity on the Board and the depth of knowledge about the Company that experienced directors develop over time. To further this goal, the Company maintains a director retirement policy that requires any director to offer not to stand for re-election in each calendar year following a year in which the director will be 75 or older. The Board (other than the affected director) then determines whether to accept the offer. The Board believes that, while refreshment is an important consideration in assessing Board composition, the best interests of the Company are served by being able to take advantage of all available talent and the Board should not make determinations with regard to membership based solely on age.

Nominees may be suggested by directors, members of management, stockholders or a third-party firm engaged to recommend director candidates. As part of planning

for director succession, the Nominating and Governance Committee may engage a consulting firm to help identify candidates who meet applicable qualifications. Generally, the firm screens candidates against specific qualifications, develops profiles and prepares biographies of each candidate. The firm may also assist in the interview process and perform background checks. The Chair of the Nominating and Governance Committee and/or the Chairman of the Board, acting on behalf of the full Board, extends the formal invitation to become a Board nominee.

The Company has amended its by-laws (the "By-laws") to include a proxy access provision whereby a stockholder, or a group of up to 20 stockholders, owning 3% or more of the outstanding Company common stock continuously for at least three years, may nominate and include in the Company's proxy materials director nominees constituting up to 20% of the Board (rounding down), provided that such stockholder(s) and nominee(s) satisfy the requirements set forth in the By-laws.

Pursuant to the Shareholders' Agreement, for so long as the SP Investors continue to meet certain common stock beneficial ownership thresholds and subject to certain other conditions, the SP Investors are collectively entitled to designate one nominee for election to the Board at the Annual Meeting. Mr. Pessina is the designee of the SP Investors. This designee, like all of the other director nominees in this Proxy Statement, is subject to election at each annual meeting of stockholders. The SP Investors are collectively entitled to designate a replacement director to fill a vacancy resulting from the death, disability, removal or resignation of their prior designee, subject to the terms and conditions of the Shareholders' Agreement. For additional information, see "Certain Relationships and Related Transactions—Shareholders' Agreement" below.

Director Biographies

Set forth below are the names, ages, principal occupations and other information about each of the nominees. Also included is a description of the specific experience, qualifications, attributes, and skills of each nominee that led the Board to conclude that each nominee is well-qualified to serve as a member of the Board. All biographical information listed below is as of the date of this Proxy Statement.



- Director since 2012
- Independent
- Chair of Audit Committee
- Finance Committee

Janice M. Babiak, 58

Former Partner at Ernst & Young LLP (EY), where she held a variety of roles with the firm based in the United States and the United Kingdom between 1982 and 2009. After joining the firm's audit practice in 1982 specializing in the audit of information systems, she was a founder of EY's technology security and risk services practice in 1996, building and leading cyber and IT security, data analytics and technology risk practices in the Northern Europe, Middle East and India and Africa (NEMIA) region. Ms. Babiak served as a Board Member and Managing Partner of Regulatory & Public Policy for the NEMIA region from July 2006 to July 2008, and as a founder and Global Leader of EY's Climate Change and Sustainability Services practice from July 2008 to December 2009. Ms. Babiak has served as a director of Bank of Montreal since October 2012, where she serves on the audit and conduct review committee and risk review committee. Previously, she served as a non-executive director of Royal Mail Holdings plc from March 2013 to April 2014 as it transitioned from government ownership to a FTSE 100 listed company; Experian plc from April 2014 to January 2016; and Logica plc, from January 2010 until its sale in August 2012. She is a U.S.-qualified Certified Public Accountant (CPA), Certified Information Systems Auditor (CISA), and Certified Information Security Manager (CISM). She is also a Chartered Accountant (CA), and a member of the Institute of Chartered Accountants in England and Wales (ICAEW), of which she has served as a Council Member since 2011.

Overview of Board Qualifications

Ms. Babiak brings to the Board her general management expertise and great depth of experience in the areas of audit, accounting and finance as a Council Member of the ICAEW and having spent her career as a partner at EY, including service as partner for a number of retail and healthcare-related industry clients. With her extensive accounting knowledge and experience, she is well-qualified to serve on the Finance Committee and as a designated financial expert on, and chair of, the Audit Committee. Through her career experience and current CISM and CISA qualifications, she provides the Company with meaningful insight and knowledge related to information technology, cybersecurity best practices and the relationship between information security programs and broader business goals and objectives. Her international experience, leadership in the areas of climate change and sustainability, and experience working with and serving on the audit committees of other publicly-traded companies further contribute to the perspective and judgment that she brings to service on the Board.

Significant Experience/Competencies

- General Management & Business Operations
- Retail Industry
- Consumer-facing Industry
- Regulated Industry
- Corporate/Institutional Relationship Management
- Mergers & Acquisitions
- International
- Strategy Development
- Risk Management
- Finance
- IT/E-commerce

 



- Director since 2010
- Independent
- Chair of Finance Committee
- Audit Committee

David J. Brailer, M.D., Ph.D., 57

Chairman of Health Evolution Partners, a private equity firm focused on the healthcare industry, since 2006. He served as National Coordinator for Health Information Technology within the Department of Health and Human Services of the U.S. federal government from May 2004 to April 2006. He was a Senior Fellow at the Health Technology Center from 2002 to 2004. Previously, he served as Chairman and Chief Executive Officer and a director of CareScience, Inc., a provider of care management services and Internet-based healthcare solutions, from 1992 to 2002. Prior to that, he was Adjunct Assistant Professor of Health Care Systems at The Wharton School of Business at the University of Pennsylvania. He serves on the boards of directors of several private companies in the healthcare sector.

Overview of Board Qualifications

With his experience as Chairman and Chief Executive Officer of CareScience, Inc. for more than 10 years and his subsequent experience with the U.S. federal government, where he was commonly referred to as the "health information technology czar," Dr. Brailer provides the Board with strong technology and e-commerce experience coupled with business leadership and expertise in particular with respect to strategy formulation and the healthcare industry. In addition, he brings to the Board insight and knowledge of investment and market conditions in the healthcare industry.

Significant Experience/Competencies

- Former Public Company CEO
- General Management & Business Operations
- Healthcare Industry
- Regulated Industry
- Corporate/Institutional Relationship Management
- Mergers & Acquisitions
- International
- Strategy Development
- Risk Management
- Finance
- Public Relations/ Communications
- IT/E-commerce



- Director since 1997
- Lead Independent Director
- Chair of Nominating and Governance Committee
- Compensation Committee

William C. Foote, 65

Lead Independent Director of the Company since January 2015 and an independent business advisor. He served USG Corporation, a manufacturer and distributor of building materials, as its Chairman of the Board from April 1996 to December 2011, as its Chief Executive Officer from January 1996 to December 2010, and as its President from September 1999 to January 2006. He also serves as a director of Kohler Co. and is a trustee of Williams College. He is the former Chairman of the Board of The Federal Reserve Bank of Chicago and a life trustee of Northwestern Memorial HealthCare in Chicago.

Overview of Board Qualifications

With many roles as a corporate director over the years and his experience as Chairman and Chief Executive Officer of USG Corporation for 15 years, Mr. Foote provides the Board with strong business leadership, expertise in strategy formulation, financial acumen and substantial experience with respect to corporate governance matters. These roles, in addition to his service as Chairman of The Federal Reserve Bank of Chicago, enable him to have valuable insights and perspectives with regard to business and market conditions. In addition, he brings strength in the area of corporate governance to his role as chair of the Nominating and Governance Committee.

Significant Experience/Competencies

- Former Public Company CEO
- General Management & Business Operations
- Supply Chain & Logistics
- Hospital Board
- Corporate/Institutional Relationship Management
- Mergers & Acquisitions
- Strategy Development
- Finance
- Public Relations/ Communications

 



- Director since 2010
- Independent
- Audit Committee
- Nominating and Governance Committee

Ginger L. Graham, 61

President and Chief Executive Officer of Two Trees Consulting, Inc., a healthcare and executive leadership consulting firm, since November 2007, and Senior Lecturer at Harvard Business School from October 2009 to June 2012. Previously, she was President (from September 2003 to June 2006) and Chief Executive Officer (from September 2003 to March 2007) of Amylin Pharmaceuticals, a biopharmaceutical company, and served as a director of that company from 1995 to 2009. From 1994 to 2003, she held various positions with Guidant Corporation, a cardiovascular medical device manufacturer, including Group Chairman, Office of the President, President of the Vascular Intervention Group, and Vice President. She has served as a director of Genomic Health, Inc. since December 2008, where she serves as a member of its audit and nominating and corporate governance committees; and as a director of Clovis Oncology, Inc. since 2013, where she serves as a member of the compensation committee. She also serves as a director of a number of private companies.

Overview of Board Qualifications

Ms. Graham brings to the Board her extensive experience in senior management and leadership roles in the healthcare industry, including experience leading companies in drug, device and product development and commercialization. The Board values her insights and experience, including her service on the faculty of Harvard Business School teaching classes in entrepreneurship. She also brings to her service on the Board valuable experience as a director of public and private life sciences companies and as a consultant to healthcare companies regarding strategy, leadership, team building and capability building.

Significant Experience/Competencies

- Former Public Company CEO
- General Management & Business Operations
- Healthcare Industry
- Regulated Industry
- Mergers & Acquisitions
- International
- Strategy Development
- Finance
- Public Relations/ Communications
- Human Capital



- Director since 2015
- Independent
- Compensation Committee
- Finance Committee

John A. Lederer, 61

Former President and Chief Executive Officer of US Foods, a leading foodservice distributor in the United States, from September 2010 to July 2015. He has served as a director of US Foods since 2010. From April 2008 to August 2010, he served as Chairman of the Board and Chief Executive Officer of Duane Reade, a New York-based pharmacy retailer acquired by Walgreens in April 2010. Prior to Duane Reade, he spent 30 years at Loblaw Companies Limited, Canada's largest grocery retailer and wholesale food distributor. He held a number of leadership roles at Loblaw, including its President from 2000 to 2006. He also has served as a director of Maple Leaf Foods, a Canadian consumer packaged meats company, since May 2016. He served as a director of Restaurant Brands International from December 2014 until June 2016 and as a director of Tim Hortons Inc. from 2007 until December 2014, when it was acquired by Restaurant Brands International.

Overview of Board Qualifications

Mr. Lederer brings to the Board significant management and business experience in the retail industry, including valuable insight into the healthcare industry as a result of his experience as CEO of a retail pharmacy. The Board values his understanding of the business operations of and issues facing large retail companies, including marketing, merchandising and supply chain logistics. Mr. Lederer also has extensive experience with respect to mergers & acquisitions. His prior service as a director of several public companies also provide him with insight into public company operations.

Significant Experience/Competencies

- Former Public Company CEO
- General Management & Business Operations
- Retail Industry
- Consumer-facing Industry
- Consumer Marketing
- Supply Chain & Logistics
- Healthcare Industry
- Regulated Industry
- Corporate/Institutional Relationship Management
- Mergers & Acquisitions
- International
- Strategy Development
- Finance
- Public Relations/ Communications
- Human Capital



Dominic P. Murphy, 49
Partner of Kohlberg Kravis Roberts & Co. L.P. (KKR). He is responsible for the development of KKR's activities in the United Kingdom and Ireland, is the head of its healthcare industry team in Europe, and is a member of the firm's European investment and portfolio management committees. From 2007 until 2015, he served as a member of the board of Alliance Boots GmbH and certain of its affiliates. He has served as a director of Ambea Holding AB & Mehiläinen Oy since 2010, Acteon Group Ltd. since 2012, and The Hut Group Limited and OEG Offshore Group since 2014. He was formerly a Partner at Cinven Partners LLP, a European based private equity firm, from 1996 to 2004 and an investment manager with 3i Group plc, an international investment management firm, from 1994 to 1996.

• Director since 2012

• Finance Committee

Overview of Board Qualifications
Mr. Murphy brings to the Board his considerable international and private equity business experience gained through his role in KKR private equity investments. The Board values his insights and experience, including his substantial mergers & acquisitions, corporate finance and retail and healthcare industry experience, as well as his in-depth familiarity with many of the markets in which the Company operates. He also brings to his service on the Board valuable experience as a director of publicly and privately held healthcare companies.

Significant Experience/Competencies

• General Management & Business Operations

• Healthcare Industry

• Regulated Industry

• Mergers & Acquisitions

• International

• Strategy Development

• Finance

• Public Relations/ Communications

• Human Capital



Stefano Pessina, 75
Executive Vice Chairman of the Board since January 2015 and Chief Executive Officer of the Company since July 2015, having served as Acting Chief Executive Officer from January 2015 to July 2015. Previously, he served as Executive Chairman of Alliance Boots from July 2007 to December 2014. Prior to that, he served as Executive Deputy Chairman of Alliance Boots. Prior to the merger of Alliance UniChem and Boots Group, he was Executive Deputy Chairman of Alliance UniChem, previously having been its Chief Executive for three years through December 2004. He was appointed to the Alliance UniChem Board in 1997 when UniChem merged with Alliance Santé, the Franco-Italian pharmaceutical wholesale group which he established in Italy in 1977. He also serves on the board of directors of Galenica AG, a publicly-traded Swiss healthcare group, and a number of private companies, including Sprint Acquisitions Holdings Limited.

• Director since 2012

• Executive Vice Chairman and CEO

Overview of Board Qualifications
As Chief Executive Officer, Mr. Pessina leads the Company's senior management team and brings to the Board an in-depth knowledge of the Company, including through his previous service as Executive Chairman of Alliance Boots, and the retail and healthcare industries. His substantial international business experience and business acumen provide the Board with valued strategic, financial and operational insights and perspectives. The Board also values his significant mergers & acquisitions experience as well as his experience gained serving on the boards of public and private healthcare and retail companies. He brings valued perspective and judgment to the Board's discussions regarding the Company's competitive landscape and strategic opportunities and challenges.

Significant Experience/Competencies

• Current Public Company CEO

• Former Public Company CEO

• General Management & Business Operations

• Retail Industry

• Consumer-facing Industry

• Supply Chain & Logistics

• Healthcare Industry

• Regulated Industry

• Mergers & Acquisitions

• International

• Strategy Development

• Finance

• Public Relations/ Communications

• Human Capital



- Director since 2015
- Independent
- Compensation Committee
- Nominating and Governance Committee

Leonard D. Schaeffer, 71

Judge Robert Maclay Widney Chair and Professor at the University of Southern California since 2008. He has also served as a senior advisor to TPG Capital since 2006. From 2007 to 2011, he served as the Chairman of the Board of Surgical Care Affiliates, LLC. He formerly served as Chairman of the Board of WellPoint, Inc. (now Anthem, Inc.), then the largest health insurance company in the United States, from 2004 to 2005, Chairman and Chief Executive Officer of WellPoint Health Networks Inc. from 1992 to 2004, and Chairman and Chief Executive Officer of Blue Cross of California. Earlier in his career, he worked for the federal government as Administrator of the Health Care Financing Administration (now the Centers for Medicare and Medicaid Services) in the U.S. Department of Health and Human Services, with responsibility for the federal Medicare and Medicaid programs. He currently serves as a director of scPharmaceuticals, a private company. Previously, he served as a director of Allergan, Inc. from 1993 to 2011, of Amgen, Inc. from 2004 to 2013, and of Quintiles IMS Holdings, Inc. from 2008 to 2016. Mr. Schaeffer serves on the board of the Brookings Institution, the RAND Corporation and the University of Southern California, and on the Board of Fellows of Harvard Medical School. He is a member of the National Academy of Medicine of the National Academies.

Overview of Board Qualifications

Mr. Schaeffer brings to the Board considerable experience in healthcare and health insurance, including his experience as former chairman of WellPoint, Inc. and chairman and chief executive officer of WellPoint Health Networks Inc. and Blue Cross of California. His over 40 years of experience in health insurance, healthcare policy and government-funded healthcare programs provide him with valuable perspectives on the overall healthcare industry. Further, his service as a director of other public companies in the healthcare and medical industries provide him with additional perspective on the issues facing public companies in the markets in which the Company operates.

Significant Experience/Competencies

- Former Public Company CEO
- General Management & Business Operations
- Consumer-facing Industry
- Consumer Marketing
- Healthcare Industry
- Regulated Industry
- Hospital Board
- Corporate/Institutional Relationship Management
- Mergers & Acquisitions
- Strategy Development
- Risk Management
- Finance
- Public Relations/ Communications



- Director since 2006
- Independent
- Chair of Compensation Committee
- Audit Committee

Nancy M. Schlichting, 62

President and Chief Executive Officer of the Henry Ford Health System since June 2003. She was Executive Vice President and Chief Operating Officer of the Henry Ford Health System from June 1999 to June 2003, and President and Chief Executive Officer of Henry Ford Hospital from August 2001 to June 2003. She also serves as a director of the Kresge Foundation, where she chairs the board's compensation committee, and served as past Chair of the Detroit Regional Chamber.

Overview of Board Qualifications

As a result of her leadership of hospitals and health systems, Ms. Schlichting brings to her service on the Board and its Audit and Compensation Committees a deep knowledge and understanding of the healthcare industry. The Board also highly values her experience and insights gained at Henry Ford Health System, where she has been responsible for the strategic and operational performance of a leading integrated health system, including an academic medical center, community hospitals, a health plan, a multi-specialty medical group, and an ambulatory and health retail network. Henry Ford Health System was a 2011 Malcolm Baldridge National Quality Award recipient.

Significant Experience/Competencies

- General Management & Business Operations
- Consumer-facing Industry
- Consumer Marketing
- Healthcare Industry
- Regulated Industry
- Hospital Board
- Corporate/Institutional Relationship Management
- Mergers & Acquisitions
- Strategy Development
- Risk Management
- Finance
- Public Relations/ Communications
- Human Capital

 



- **Director since 2005**
- **Executive Chairman**

James A. Skinner, 72

Executive Chairman of the Board since January 2015, having served as non-executive Chairman from July 2012 to January 2015. He previously served McDonald's Corporation as Vice Chairman from January 2003 to June 2012, as its Chief Executive Officer from November 2004 to June 2012, and as a director from 2004 to June 2012. Since 2005, he has served as a director of Illinois Tool Works Inc., where he chairs the compensation committee and serves on the corporate governance and nominating, executive and finance committees. He served as a director of HP Inc. (f/k/a Hewlett-Packard Company) from July 2013 to November 2015. He also serves as a trustee of the Ronald McDonald House Charities.

Overview of Board Qualifications

Mr. Skinner's prior experience serving as the Chief Executive Officer of one of the largest global companies, as well as his experience in a range of management positions within McDonald's Corporation, provides him with great breadth and depth of understanding of the strategic, operational, financial and human capital issues facing public companies. It also gives him valuable insights and perspectives with respect to the Company's retail operations. His extensive public company directorship experience provides him with valuable perspective on corporate responsibility and governance topics and enables him to draw on various viewpoints in his service on the Board.

Significant Experience/Competencies

- Former Public Company CEO
- General Management & Business Operations
- Consumer-facing Industry
- Consumer Marketing
- Supply Chain & Logistics
- Mergers & Acquisitions
- International
- Strategy Development
- Risk Management
- Finance
- Public Relations/ Communications
- Human Capital

Corporate Governance

Board and Stockholder Meetings

During 2016, the Board met 12 times, and each member of the Board then-serving attended or participated in 75% or more of the aggregate of (i) the total number of meetings of the Board held during the period for which such person had been a director, and (ii) the total number of meetings held by each committee of the Board on which such person served during the periods that such person served.

The independent directors meet in executive sessions in conjunction with each regular quarterly Board meeting. Mr. Foote presided at these executive sessions as the Lead Independent Director.

The Company expects all of its directors to attend the Annual Meeting. All of the Company's then-serving directors attended the 2016 Annual Meeting of Stockholders.

Director Independence

The Board believes that, as set forth in the Corporate Governance Guidelines, at least two-thirds of the Company's directors should be independent. Accordingly, the Board conducts an annual review to determine whether each of the directors qualifies as independent. The Board has determined categorically that any relationship within the parameters set forth below will not impair the independence of a director:

❶ The director or a member of the director's immediate family is, or has been during the entity's last fiscal year, an executive officer, controlling stockholder, partner or director of an entity with which the Company has ordinary course business dealings and such entity has, directly or indirectly, made payments to, or received payments from, the Company in the current or during any of the entity's last three fiscal years that account for less than the greater of $200,000 or 5% of the recipient's consolidated gross revenues for that entity's fiscal year. Payments arising solely from investments in the Company's securities are not included in received payments for this purpose.

❷ The director or a member of the director's immediate family is, or has been during the entity's last fiscal year, an executive officer, director or trustee of a charitable or other not-for-profit entity and the Company's contributions to the entity in the current or during any of the entity's last three fiscal years are: (a) less than the greater of $200,000 or 5% of the entity's total annual charitable receipts for that fiscal year; and (b) less than 5% of the Company's total annual contributions to charitable or other not-for-profit entities. The Company's matching of employee charitable contributions is not included in annual charitable contributions for this purpose, nor are any payments arising solely from investments in the Company's securities.

In making independence determinations, the Board considers relationships involving directors and their immediate family members that may implicate the listing standards of NASDAQ or other applicable law, and relies on information derived from the Company's records, questionnaires completed by directors, and inquiries of other relevant parties.

For the directors identified herein as independent, the relationships reviewed by the Board as part of its most recent independence determinations included the Company's commercial relationships with entities: (i) at which directors then served as officers, including Health Evolution Partners (Dr. Brailer) and Henry Ford Health System (Ms. Schlichting); (ii) of which directors or their immediate family members are controlling shareholders; and (iii) at which directors then served as outside director, trustee or special advisor, including Experian plc (Ms. Babiak), Northwestern Memorial HealthCare (Mr. Foote), and Restaurant Brands International (Mr. Lederer). The relationships with the entities noted above involved the Company's purchase or sale of products and services in the ordinary course of business on arm's-length terms and under circumstances that did not impair the relevant director's independence under applicable law or listing standards. The aggregate amount in each case was within the Company's categorical standard for commercial transactions described above. In each instance noted above, the Board concluded that the relationship did not impair the independence of the director. In addition, no director identified herein as independent, or entity affiliated with such a director or nominee, had a relationship with the Company whereby professional services were provided to the Company.

The Board also considered the amounts of the Company's contributions to charitable institutions or other non-profit organizations for which certain directors serve as an officer, director or trustee, which in each case was within the categorical standard for contributions described above. In each instance, the Board concluded that the relationship did not impair the independence of the director.

Upon completion of its review, the Board (i) determined that Ms. Babiak, Dr. Brailer, Mr. Foote, Ms. Graham, Mr. Lederer, Mr. Schaeffer and Ms. Schlichting are independent, and (ii) confirmed that, during the time he served as a director, Mr. Barry Rosenstein was independent, in each case under the applicable listing standards of NASDAQ as well as the Company's categorical standards.

Committees

During 2016, in addition to the standing Nominating and Governance Committee, the Board had a standing Audit Committee (the "Audit Committee"), a standing Compensation Committee (the "Compensation Committee"), and a standing Finance Committee (the "Finance Committee"). Each member of the Audit Committee, Compensation Committee, and Nominating and Governance Committee is required to be independent in accordance with applicable rules and regulations. The Board has determined that each member of the Audit Committee, Compensation Committee, and Nominating and Governance Committee is independent as defined in the Company's independence standards, the rules of the SEC (in the case of the Audit Committee), and applicable stock exchange listing standards.

In addition, the Board may form special or ad hoc committees from time to time to assist the Board in fulfilling its responsibilities with respect to matters that are the subject of such special or ad hoc committee's mandate.

Audit Committee

The Audit Committee met eight times during 2016. The Audit Committee is comprised of Ms. Babiak (Chair), Dr. Brailer, Ms. Graham, and Ms. Schlichting.

Each member of the Audit Committee meets the current financial literacy requirements of NASDAQ. The Board has determined that each member of the Audit Committee meets the definition of "audit committee financial expert" under the rules promulgated by the SEC.

The Audit Committee selects the Company's independent registered public accounting firm and assists in the oversight of matters relating to the Company's financial reporting processes and systems. Specific tasks include overseeing the quality and integrity of the Company's financial statements, the Company's compliance with certain regulatory requirements, and internal accounting controls. The Audit Committee also reviews the performance of the Company's outside auditor and the internal audit function, and oversees policies associated with financial risk assessment and risk management.

Compensation Committee

The Compensation Committee met seven times during 2016. The Compensation Committee is comprised of Ms. Schlichting (Chair), Mr. Foote, Mr. Lederer, and Mr. Schaeffer. Mr. Lederer joined the Compensation Committee on September 1, 2015. Mr. Rosenstein served on the Compensation Committee until May 16, 2016, the effective date of his resignation from the Board.

The Compensation Committee determines the various elements of executive compensation and oversees executive succession planning. The Compensation Committee maintains authority and responsibility for the administration of the Company's executive compensation program, including base salaries, the Company's annual, performance-based Management Incentive Plan (as amended, the "MIP"), the Company's 2013 Omnibus Incentive Plan (as amended, the "Omnibus Incentive Plan") used to provide long-term incentive awards, and certain executive deferred compensation plans and perquisites. The Compensation Committee also reviews management's proposals regarding certain employee benefit plans and various elements of the Company's non-employee director compensation and practices, and makes recommendations regarding such proposals and elements to the Board.

The Compensation Committee consists solely of non-management directors who are independent under applicable securities laws and stock exchange rules. The Compensation Committee is supported in its work by the Company's independent compensation consultant,

 

Mercer LLC ("Mercer"), as well as by the Company's Human Resources department.

Mercer provides the Compensation Committee with information regarding market compensation and practices, assists the Compensation Committee in the review and evaluation of such compensation and practices, and advises the Compensation Committee on compensation decisions, particularly with respect to the compensation of the Company's Chief Executive Officer. Mercer also assists the Compensation Committee in the review and evaluation of non-employee director compensation and practices.

Mercer's fees for executive and director compensation consulting services provided to the Compensation Committee and management in 2016 were approximately $315,000. In addition, in 2016, the Company paid Mercer approximately $100,000 for manuals and compensation survey data, approximately $50,000 for talent management consulting services, and approximately $1,200 for diversity and inclusion consulting services. Mercer does not currently provide any additional services to the Company.

Mercer is a wholly-owned subsidiary of Marsh & McLennan Companies ("MMC"). MMC and its affiliates (excluding Mercer) provided certain services not related to executive and director compensation, primarily insurance brokerage and professional fees, to the Company and its affiliates in 2016 and received compensation totaling approximately $3,792,675, excluding insurance premiums that are paid through MMC to insurance carriers on behalf of the Company and its affiliates. These non-compensation related services and fees are not subject to the Compensation Committee's review or approval.

The Compensation Committee has reviewed and considered (1) the services Mercer performed for the Compensation Committee and management during 2016, (2) the non-compensation related services performed by MMC and its affiliates for the Company and its affiliates in 2016, (3) the relationships among the Company, Mercer and MMC, and (4) the quality and objectivity of the services Mercer consultants provided to the Compensation Committee. The Compensation Committee noted that the Mercer consultants providing service to the Compensation Committee do not market or sell to the Company or its affiliates the non-compensation related services performed by MMC, and those consultants receive no incentive or other compensation based on the fees paid by the Company and its affiliates for these other services. In addition, Mercer's professional standards prohibit its

consultants from considering any other relationships Mercer or any of its affiliates may have with the Company and its affiliates in rendering advice and recommendations to the Compensation Committee.

Based on its review, the Compensation Committee has concluded that the advice it receives from Mercer is objective and not influenced by MMC's other relationships with the Company or its affiliates.

For additional information regarding the operation of the Compensation Committee and the role of outside compensation consultants, see "Executive Compensation—Compensation Discussion and Analysis" below.

Finance Committee

The Finance Committee met six times during 2016. The Finance Committee is comprised of Dr. Brailer (Chair), Ms. Babiak, Mr. Lederer, and Mr. Murphy. Mr. Rosenstein served on the Finance Committee until May 16, 2016, the effective date of his resignation from the Board.

The Finance Committee reviews the Company's financial policies, requirements and practices and makes recommendations to the Board concerning such matters. Specific responsibilities include reviewing the Company's capital allocation, capital structure, dividend policy, capital expenditures and liquidity.

Nominating and Governance Committee

The Nominating and Governance Committee met four times during 2016. The Nominating and Governance Committee is comprised of Mr. Foote (Chair), Ms. Graham, and Mr. Schaeffer. Mr. Rosenstein served on the Nominating and Governance Committee until May 16, 2016, the effective date of his resignation from the Board.

The Nominating and Governance Committee considers matters related to corporate governance, makes recommendations to the Board regarding the Corporate Governance Guidelines, develops general criteria regarding the qualifications and selection of Board members, and recommends candidates for election to the Board. The Nominating and Governance Committee also oversees the periodic evaluation of the effectiveness of the Board and its committees and management and reviews the succession plans of the Board and its committees.

The Nominating and Governance Committee also oversees and reviews the Company's policies and activities regarding corporate social responsibility. These activities include "Get a Shot. Give a Shot®," a project involving the Company and the United Nations Foundation to provide life-saving vaccines to children in developing countries; as well as the Company's collaboration with Vitamin Angels, which supplies vitamins to children and mothers in at-risk populations.

Governance Policies

The Board has adopted a written charter for each of its standing committees, and has adopted the Corporate Governance Guidelines that address the Board's composition and governance. Each committee of the Board reviews its charter annually and submits any recommended changes to the Board.

The Board has also adopted a Code of Conduct and Business Ethics that applies to all of the Company's employees, officers and directors; and a Code of Ethics for CEO and Financial Executives that applies to and has been signed by the Company's Chief Executive Officer, Global Chief Financial Officer, and Global Controller and Chief Accounting Officer. These materials can be found on the Company's website at investor.walgreensbootsalliance.com/corporate-governance.cfm, and may be obtained in printed form by writing: Walgreens Boots Alliance, Inc., 108 Wilmot Road, MS #1833, Deerfield, Illinois 60015, Attention: Investor Relations.

The Company intends to promptly disclose on its website, in accordance with applicable rules, required disclosure of changes to or waivers, if any, of the Code of Conduct and Business Ethics or the Code of Ethics for CEO and Financial Executives.

Consideration of Director Candidates

The Nominating and Governance Committee is responsible for identifying and evaluating candidates for election to the Board. Whenever the Nominating and Governance Committee concludes that a new nominee to the Board is required or advisable, it will consider recommendations from directors, members of management, stockholders or a third-party firm engaged to recommend director candidates.

Recommendations received from stockholders are reviewed by the Chair of the Nominating and Governance

Committee to determine whether each candidate meets the minimum membership criteria set forth in the Corporate Governance Guidelines, and if so, whether the candidate's expertise and particular set of skills and background fit the current needs of the Board. Any stockholder recommendation must be delivered in writing to Walgreens Boots Alliance, Inc., 108 Wilmot Road, MS #1858, Deerfield, Illinois 60015, Attention: Corporate Secretary, and must include detailed background information regarding the suggested candidate that demonstrates how the individual meets the Board membership criteria. If selected by the Nominating and Governance Committee and the full Board, candidates will be required to satisfy any additional requirements of the Nominating and Governance Committee and in the By-laws, including with respect to additional disclosure regarding a recommended candidate's qualifications and willingness to serve.

As noted elsewhere in this Proxy Statement, the SP Investors may designate a director nominee subject to the terms and conditions of the Shareholders' Agreement. Other stockholders can nominate candidates for election as a director, including pursuant to the Company's proxy access by-law, by following the applicable procedures in the By-laws described on page 74 below.

Communications with the Board

The Board values an open dialogue with the Company's stockholders. Stockholders and other interested parties may communicate with the Board in the manner described below.

All communications should be in writing in the English language, and should be delivered:

- *Via courier or mail, addressed to* Walgreens Boots Alliance, Inc., 108 Wilmot Road, MS #1858, Deerfield, IL 60015, Attention: Corporate Secretary; or

- *Via e-mail, to* WBABoard@wba.com.

The Company's Corporate Secretary reviews all communications sent to the Board. All communications will be forwarded to the Board, or the appropriate committee or member thereof, except for those items that the Company's Corporate Secretary deems, in his discretion, to be unrelated to a director's duties and responsibilities as a Board member. Communications addressed to the Board may, at the Company's discretion, be shared with members of the Company's management. Further information

 

regarding the submission of comments or complaints relating to the Company's accounting, internal accounting controls, or auditing matters is available at investor. walgreensbootsalliance.com/corporate-governance.cfm.

Board Leadership Structure

As stated in the Corporate Governance Guidelines, the Board believes that its leadership structure is part of the Company's overall governance process and is a matter to be considered based upon circumstances. The By-laws provide that the Chairman of the Board may, but need not be, the Company's Chief Executive Officer. The Board believes it is important to retain its flexibility to allocate the responsibilities of the offices of the Chairman of the Board and Chief Executive Officer in any way that is in the best interests of the Company at a given point in time based upon then-prevailing circumstances. The Board believes that the decision as to who should serve in those roles, and whether the offices should be combined or separate, should be assessed periodically by the Board, and that the Board should not be constrained by a policy mandate when making these determinations.

Currently, the positions of Chief Executive Officer and Chairman of the Board are held by separate persons, with Mr. Pessina serving as Chief Executive Officer and Mr. Skinner serving as Executive Chairman. Because Mr. Skinner was appointed in January 2015 to serve in an executive capacity, Mr. Foote was elected by the then-serving independent directors to serve as Lead Independent Director in January 2015. As Lead Independent Director, Mr. Foote's responsibilities include:

- Presiding over all meetings of the independent directors in executive session, which in 2016 occurred in conjunction with each regular quarterly Board meeting;

- Serving as a liaison between the Chairman of the Board and the independent directors;

- Approving significant information delivered to the Board in advance of its meetings;

- Approving schedules and agendas for each Board meeting, so as to ensure that there is sufficient time for discussion of all agenda items;

- If required, calling meetings of the independent directors or, where the Chairman is not present, presiding over full Board meetings; and

- If requested by major stockholders, ensuring that he is available for consultation and direct communication with such stockholders.

The Board believes this structure is optimal at this time because it allows Mr. Pessina to focus on leading the Company's business and operations. At the same time, Mr. Skinner can focus on leadership of the Board, including calling and presiding over its meetings and preparing meeting agendas in collaboration with Messrs. Pessina and Foote, while working collaboratively with senior management. Similarly, Mr. Foote can lead executive sessions of the independent directors, serve as a liaison and supplemental channel of communication between independent directors and Messrs. Pessina and Skinner, and serve as a sounding board and advisor to Messrs. Pessina and Skinner.

Board Oversight of Risk Management

The Company faces a broad array of risks, including market, operational, strategic, legal, regulatory, reputational and financial risks. The Company's management is responsible for establishing and maintaining systems to manage these risks. The Board exercises oversight over the Company's strategic, operational and financial matters, including the elements and dimensions of major risks facing the Company. The Board administers its risk oversight function as a whole and through its committees, and uses the processes described below to help assess and monitor the risks the Company faces.

Throughout the year, the Board and its committees provide oversight and guidance to management regarding the Company's strategy, operating plans and operating performance. Through these discussions, management identifies current and emerging risks for consideration by the Board and/or its committees.

The Company has established a global Enterprise Risk Management ("ERM") program led by the Company's Global Chief Risk Officer. The Company's Risk Committee, which is comprised of key members of executive management, oversees and monitors the activities of the ERM program and reviews, on a quarterly basis, the top Company-related enterprise risks and relevant risk mitigation activities. This global ERM approach helps the Board and its committees receive relevant information about risks and understand the Company's risk management process, the participants in the process, and key information gathered through the process. The purpose of the ERM process is to identify risks that could affect the Company and the achievement of its objectives, to understand, assess and prioritize those risks, and to facilitate the implementation of risk mitigation strategies and processes across the Company.

In accordance with its charter, the Audit Committee reviews the Company's policies and processes with respect to enterprise risk assessment and risk management. On a regular basis, the Audit Committee reviews and

discusses the key risks identified in the ERM process with management, their potential impact on the Company, and its risk mitigation strategies. The other standing committees of the Board oversee management of risks relating to their respective areas of responsibility. For example, the Compensation Committee reviews risks associated with the design and implementation of the Company's compensation plans and arrangements (see "Executive Compensation—Compensation Discussion and Analysis— Relationship Between Compensation Plans and Risk"), the Finance Committee oversees key aspects of the Company's financial risk management activities, and the Nominating and Governance Committee reviews risks related to the Company's governance structures and processes.

Director Compensation

Members of the Board who are not also employees of the Company ("Non-Employee Directors") receive compensation for their service. Each of Mr. Skinner, the Company's Executive Chairman, and Mr. Pessina, the Company's Executive Vice Chairman and Chief Executive Officer, does not receive any additional compensation for his service as a member of the Board. The Board determines the form and amount of director compensation after its review of recommendations made by the Compensation Committee.

Cash Retainers

In 2016, Non-Employee Directors received a $95,000 annual cash retainer. Also in 2016, the Lead Independent Director received an additional annual cash retainer of $40,000, the Chair of the Audit Committee received an additional annual cash retainer of $25,000, and the Chairs of the other standing committees received an additional annual cash retainer of $20,000. All cash retainers are paid in quarterly installments.

Equity-Based Awards

A substantial portion of each Non-Employee Director's annual retainer is in the form of equity, which helps align their compensation with the interests of the Company's stockholders. Under the Omnibus Incentive Plan, Non-Employee Directors are granted fully-vested shares of the Company's common stock annually on a date determined by the Board (currently November 1) for their service during the prior twelve months.

In 2016, Non-Employee Directors received a grant of Company common stock with a market value of $190,000 as of the grant date. The grant was made on November 1, 2015 under the Omnibus Incentive Plan for service as a director from November 1, 2014 through October 31, 2015.

Deferral Opportunities

Under the Omnibus Incentive Plan, the following deferral opportunities are available to Non-Employee Directors:

- All cash retainer payments may be deferred into a deferred cash compensation account or awarded in the form of deferred stock units ("DSUs"); and

- The annual stock grant may be awarded in the form of DSUs.

 

All amounts deferred into the deferred cash compensation account accrue interest at a monthly compounding rate equal to 120% of the applicable federal midterm rate. The Omnibus Incentive Plan provides directors election options relating to the timing and form of payment of account balances following termination of service as a director, subject to certain restrictions.

Other

A Non-Employee Director who joins the Board during a fiscal year receives pro-rated amounts for all elements of his or her compensation for such fiscal year. A Non-Employee Director who leaves the Board during a fiscal year is entitled to retain any portion of his or her cash retainer already received for his or her service during such fiscal year, but is not entitled to receive a pro-rated equity grant on the following November 1 for such service.

All directors are reimbursed for expenses incurred in connection with meetings of the Board and its committees. On a very limited basis, the Company may determine that it is appropriate for a Non-Employee Director to be accompanied by his or her spouse or partner in connection with these meetings and/or at other events related to his or her service on the Board. In these circumstances, the Company also reimburses the spouse's or partner's travel expenses. In addition, in accordance with the Corporate Governance Guidelines, directors are reimbursed for reasonable expenses related to continuing education programs.

For 2017, the Compensation Committee did not recommend, and the Board did not approve, any change in the compensation program for Non-Employee Directors from 2016.

Stock Ownership Guidelines

The Company has adopted stock ownership guidelines for Non-Employee Directors. Under these guidelines, each Non-Employee Director is expected to accumulate at least the lesser of (a) 20,000 shares of the Company's common stock and (b) the number of shares valued at three times such director's total annual cash and equity compensation. Each Non-Employee Director is required to satisfy the stock ownership guidelines applicable to him or her within five years after first becoming subject to the guidelines. DSUs are considered shares owned for purposes of the director stock ownership guidelines.

As of the Record Date, each Non-Employee Director then serving had either met these guidelines or, using reasonable assumptions regarding future director compensation and stock appreciation, was progressing towards meeting these guidelines within the prescribed time frame.

2016 Director Compensation

The following table shows information regarding the compensation earned or paid during 2016 to Non-Employee Directors who served on the Board during the year. The compensation paid to Messrs. Pessina and Skinner is shown under the "Executive Compensation—Executive Compensation Tables and Supporting Information" section below in the "2016 Summary Compensation Table" and the related tables therein. As noted above, neither Mr. Pessina nor Mr. Skinner received any additional compensation for his service as a member of the Board during 2016.

Director Compensation

Name	Fees Earned or Paid in Cash ($) ❶	Stock Awards ($) ❷	All Other Compensation ($) ❸	Total ($)
Janice M. Babiak	120,000	190,000	14,437	324,437
David J. Brailer	115,000	190,000	28,537	333,537
William C. Foote	155,000	190,000	62,644	407,644
Ginger L. Graham	95,000	190,000	29,342	314,342
John A. Lederer	95,000	95,000	2,418	192,418
Dominic P. Murphy	95,000	190,000	14,460	299,460
Barry Rosenstein ❹	71,250	189,937	10,000	271,187
Leonard D. Schaeffer	95,000	79,167	1,014	175,181
Nancy M. Schlichting	115,000	189,937	74,062	378,999

❶ Includes the annual retainer and other cash retainers outlined above (in all cases including deferred amounts). Directors who join the Board during a specific year receive a prorated amount for his or her service during that year. During 2016, the following directors deferred all of their retainers into DSUs: Dr. Brailer, Mr. Lederer, Mr. Murphy, and Ms. Schlichting.

❷ Represents the grant date (November 1, 2015) fair value determined in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718 of the stock grant under the Omnibus Incentive Plan to each Non-Employee Director who received this stock award (including any deferred amounts). The number of shares granted was calculated by dividing $190,000 by $84.68, the closing stock price on November 1, 2015. All stock awards are fully vested at the grant date. See "Securities Ownership of Certain Beneficial Owners and Management" in this Proxy Statement for information regarding the number of DSUs held by Non-Employee Directors as of the Record Date.

❸ Represents dividends credited to DSUs. In addition to the amounts reported, directors also are eligible to receive the same discount on merchandise purchased from the Company as is made available to employees generally. For Mr. Rosenstein, also includes a $10,000 donation made by the Company to a charitable organization in connection with his resignation from the Board and in appreciation for his service.

❹ Mr. Rosenstein resigned from the Board effective May 16, 2016.

Certain Relationships and Related Transactions

The Board has adopted a written policy for the review of certain related party transactions, including those that are required to be disclosed in this section of this Proxy Statement. For purposes of this policy, a related party transaction includes, subject to certain exceptions, transactions (or series of transactions) in which (i) the Company or any of its subsidiaries is or will be a participant, (ii) the aggregate amount involved will or may be reasonably expected to exceed $120,000 in any fiscal year, and (iii) any related person has or will have a direct or indirect material interest. The policy defines a "related person" to include a director, a director nominee, an executive officer, a holder of more than 5% of the Company's common stock, and respective immediate family members of the foregoing.

Pursuant to this policy, all such related party transactions must be reviewed and approved or ratified by the Nominating and Governance Committee. In the event that a member of the Nominating and Governance Committee has an interest in a related party transaction, the transaction must be approved or ratified by the disinterested members of the Nominating and Governance Committee. In deciding whether to approve or ratify a related party transaction, the Nominating and Governance Committee considers, among other things, the following factors:

- The purpose of, and the potential benefits to the Company of, the transaction;

- The extent of the related person's interest in the transaction;

- Whether the transaction is fair to the Company and on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances;

- Whether the transaction would impair the independence of a non-executive director; and

- Whether the transaction would present an improper conflict of interest for any director, director nominee, or executive officer of the Company, taking into account the size of the transaction, the overall financial position of the applicable related person, the direct or indirect nature of the applicable related person's interest in the transaction, and the ongoing nature of any proposed relationship.

Sprint Acquisitions

On June 18, 2012, Walgreens entered into a Purchase and Option Agreement (the "Purchase and Option Agreement") with Alliance Boots and Sprint Acquisitions Holdings Limited ("Sprint Acquisitions"), whereby it acquired, on August 2, 2012, 45% of the issued and outstanding share capital of Alliance Boots in exchange for $4.025 billion in cash and approximately 83.4 million shares of Walgreens common stock (the "First Step Transaction"). Pursuant to the Purchase and Option Agreement, Walgreens also had the right, but not the obligation, under certain circumstances, to acquire the remaining 55% interest in Alliance Boots (the "call option") in exchange for £3.133 billion in cash and approximately 144.3 million shares of Walgreens common stock. Walgreens exercised the call option through a wholly-owned subsidiary on August 5, 2014, and completed the acquisition of the remaining issued and outstanding share

capital of Alliance Boots on December 31, 2014 (the "Second Step Transaction"). A summary and copy of the Purchase and Option Agreement is included in a Current Report on Form 8-K filed with the SEC by Walgreens on June 19, 2012; a summary and copy of an amendment to the Purchase and Option Agreement is included in a Current Report on Form 8-K filed with the SEC by Walgreens on August 6, 2014; and a copy of an amendment to the Purchase and Option Agreement is incorporated by reference in the Annual Report.

During the period between the completion of the First Step Transaction and the completion of the Second Step Transaction, Alliance Boots was owned 45% by Walgreens and 55% by Sprint Acquisitions. Sprint Acquisitions is jointly controlled by (or by affiliates of) (i) Stefano Pessina, the Company's Executive Vice Chairman and Chief Executive Officer, a director of the Company, and an indirect holder of more than 5% of the Company's outstanding stock, and (ii) funds advised by KKR, of which Dominic P. Murphy, a director of the Company, is a partner. Each of Mr. Pessina and Mr. Murphy, as well as Ornella Barra, the Company's Co-Chief Operating Officer, and Marco Pagni, the Company's Executive Vice President, Chief Administrative Officer and General Counsel, serves on the board of directors of Sprint Acquisitions.

From time to time, the Company has entered into, or may be deemed to have entered into by virtue of its ownership of Alliance Boots, other equity-related transactions with Sprint Acquisitions or other affiliates of Mr. Pessina. For instance, on January 1, 2015, WBAD Holdings Limited ("WBAD Holdings"), a wholly-owned subsidiary of the Company, transferred 320 common shares of Walgreens Boots Alliance Development GmbH ("WBAD"), the Company's global sourcing enterprise, to Alliance Healthcare Italia Distribuzione S.p.A. ("AHID") in exchange for 32,000 Swiss francs. 91% of the capital stock of AHID is indirectly held by Sprint Acquisitions, with the remaining 9% held by the Company. WBAD Holdings retained the remainder of the equity interests in WBAD, which consist of 6,000 preferred shares. As the holder of common shares, AHID is only entitled to its pro rata share (approximately 5%) of any dividends paid by WBAD in excess of $3 billion per annum. Upon the liquidation of WBAD, AHID is entitled to receive its pro rata share (approximately 5%) of 10% of the net proceeds of such liquidation. Under certain circumstances, AHID has the right to put, and WBAD Holdings has the right to call, the common shares of WBAD held by AHID for a purchase price of $100,000.

Certain of the Company's and its subsidiaries' executive officers or other employees may provide administrative and support services to AHID and its affiliates; and AHID and its affiliates may provide services to the Company and its subsidiaries. Furthermore, the Company and its subsidiaries may sell products to AHID and its affiliates, and AHID and its affiliates may sell products to the Company and its subsidiaries. These services and products are procured on an arm's-length basis pursuant to written agreements between the relevant parties. In 2016, the Company and its subsidiaries provided services and products valued at approximately $2.6 million to AHID and its affiliates, of which approximately $0.7 million remained due at the end of 2016. In 2016, AHID and its affiliates provided services and products valued at approximately $5.2 million to the Company and its subsidiaries, of which $0.6 million remained due at the end of 2016.

On December 31, 2015, Sprint Acquisitions distributed its entire interest in the Company to its equity holders, including to affiliates of Mr. Pessina and affiliates of KKR. Sprint Acquisitions does not currently hold any shares of the Company's common stock.

Shareholders' Agreement

Pursuant to the Shareholders' Agreement, for so long as the SP Investors and the KKR Investors meet certain common stock beneficial ownership thresholds, and subject to certain other conditions, the SP Investors and the KKR Investors are each entitled to designate a nominee for election to the Board. Mr. Pessina is the designee of the SP Investors. Mr. Murphy was the designee of the KKR Investors. On August 1, 2016, the KKR Investors no longer met the beneficial ownership thresholds under the Shareholders' Agreement entitling them to designate a nominee for election to the Board, and consequently this right terminated with respect to the KKR Investors. For the reasons outlined elsewhere in this Proxy Statement, Mr. Murphy has been re-nominated for election to the Board independently and not as a designee of the KKR Investors.

The Shareholders' Agreement also includes, among other things, registration rights, standstill provisions, and

restrictions on the SP Investors' and KKR Investors' ability to dispose of shares of the Company's common stock or to acquire additional shares of the Company's common stock. On May 11, 2016, certain of the KKR Investors sold 15,000,000 shares of the Company's common stock in an underwritten public offering pursuant to a shelf registration statement filed by the Company with the SEC on February 17, 2016. On August 1, 2016, certain of the KKR Investors sold an additional 15,000,000 shares of the Company's common stock in a second underwritten public offering pursuant to the same shelf registration statement. On November 4, 2016, certain of the KKR Investors sold an additional 20,461,215 shares of the Company's common stock in a third underwritten public offering pursuant to the same shelf registration statement. In connection with such offerings, and as required by the terms of the Shareholders' Agreement, the Company paid certain legal and related fees and expenses incurred by the KKR Investors in the amounts of approximately $159,000, $82,000, and $101,000, respectively.

Other Relationships and Transactions

Mr. Pessina co-owns Monavia Limited ("Monavia") with an individual who has no affiliation with the Company. Monavia owns a private aircraft that is managed and operated by Gama Aviation, a private charter company in which neither the Company nor Mr. Pessina has an ownership interest. From time to time, the Company charters privately-owned aircraft, including the aircraft owned by Monavia, for business purposes. Monavia pays Gama Aviation management and other fees in connection with the use of this aircraft, including for the Company's business travel (and including business travel by Mr. Pessina). Monavia also bears the operating costs, including fuel, relating to use of the aircraft. Monavia received from and/or billed to the Company £550,095 (approximately $720,400 based on exchange rates as of August 31, 2016) in connection with the use of such aircraft for Company business travel during 2016. The Company believes that the terms of this arrangement, which are primarily determined by Gama Aviation, are comparable or more favorable to it than those that could have been obtained in an arm's-length transaction with an unaffiliated third party; however, the Company expects to discontinue this arrangement in

 

December 2016. The Company has not paid for any personal use of this or any other private aircraft by Mr. Pessina.

Mr. Pessina and Ms. Barra are partners and share a private residence. As noted in "Executive Compensation – Compensation Discussion and Analysis" below, Ms. Barra reports to Mr. Skinner, the Company's Executive Chairman, and Mr. Skinner is the only member of management who makes recommendations concerning Ms. Barra's compensation to the Compensation Committee. For a description of Ms. Barra's 2016 compensation and benefits, see "Executive Compensation" below.

Mr. Pessina has a son who is employed by the Company in a non-executive officer capacity. Jacopo Pessina serves as Director, Healthcare Innovation International and M&A of the Company and received compensation in 2016 of more than $120,000. His compensation was comparable to other Company employees at a similar level.

On September 5, 2014, Walgreens and JANA Partners LLC ("JANA") entered into a Nomination and Support Agreement pursuant to which, among other things, Barry Rosenstein of JANA was appointed to the Board. On April 8, 2015, John A. Lederer was appointed to the Board as the "Additional Independent Director" under the Nomination and Support Agreement; and on May 29, 2015, Leonard D. Schaeffer was elected to the Board with the mutual agreement of the Company and JANA as set forth in the Nomination and Support Agreement. In accordance with the terms of the Nomination and Support Agreement, all three directors were re-nominated and were re-elected at the Company's 2016 Annual Meeting of Stockholders held on January 27, 2016. On May 16, 2016, Mr. Rosenstein resigned from the Board.

Proposal No. 2:

Advisory Vote to Approve the Compensation of the Named Executive Officers ("say-on-pay")

In accordance with the requirements of Section 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the related rules of the SEC, the Company's stockholders have the opportunity to cast an annual advisory vote to approve the compensation of the Company's named executive officers (the "named executive officers") as disclosed pursuant to the SEC's compensation disclosure rules (a "say-on-pay proposal").

The Company's executive compensation program incorporates policies and practices that are designed to ensure that it is strongly aligned with its long-term goals and strategies and promotes responsible pay and governance practices. These policies and practices are discussed in detail under "Compensation Discussion and Analysis" and include:

- Paying for Performance: a significant portion of the Company's executive compensation is variable and dependent on achievement of business results and/or subject to market fluctuation, and there are no guaranteed bonuses;

- Aligning Executive and Stockholder Interests: most of the Company's incentive compensation is equity-based, and the Company's stock ownership guidelines include substantial stock holding requirements for executives, all of which promotes alignment with stockholders' interests;

- Encouraging Long-Term Decision-Making: the Company's long-term incentive program is 100% stock-based, delivered in the form of 50% stock options and 50% performance shares with the performance shares vesting, if at all, based on the Company's performance over a three-year period for all named executive officers (other than for Mr. Skinner, the Company's Executive Chairman, who receives 100% RSUs);

- Rewarding Achievement of Business Goals: amounts available for annual incentive awards are based on performance compared to pre-established targets established by the Compensation Committee, and individual awards take account of individual executive performance relative to their goals; and

- Avoiding Incentives to Take Excessive Risk: the Company regularly reviews the risk profile of its compensation programs and has tools in place to mitigate risks to the Company, such as limits on incentive awards and an executive incentive compensation recoupment ("clawback") policy.

Stockholders are being asked to approve the following resolution at the Annual Meeting:

"RESOLVED, that the compensation paid to the named executive officers, as disclosed in the Proxy Statement pursuant to the SEC's executive compensation disclosure rules (which disclosure includes the Compensation Discussion and Analysis, the compensation tables, and the narrative disclosures that accompany the compensation tables), is hereby approved."

As an advisory vote, this proposal is not binding on the Company, the Board, or the Compensation Committee, and will not be construed as overruling any decision by the Company, the Board, or the Compensation Committee or creating or implying any additional fiduciary duty. However, the Board and the Compensation Committee will consider the outcome of the vote when making future compensation decisions regarding named executive officers. It is expected that the next say-on-pay vote will occur at the Company's 2018 Annual Meeting of Stockholders (the "2018 Annual Meeting").

The Board unanimously recommends that stockholders vote "FOR" the approval of this proposal. Proxies solicited by the Board will be so voted unless stockholders specify a contrary choice in their voting instructions.

Executive Compensation

....

Compensation Discussion and Analysis

This section describes the material elements of the Company's executive compensation practices, programs, and processes and explains its executive compensation decisions made with respect to 2016. This Compensation Discussion and Analysis focuses on the compensation of the following named executive officers for 2016:

- Stefano Pessina, Executive Vice Chairman and Chief Executive Officer;

- George R. Fairweather, Executive Vice President and Global Chief Financial Officer;

- Alexander W. Gourlay, Co-Chief Operating Officer;

- Ornella Barra, Co-Chief Operating Officer; and

- James A. Skinner, Executive Chairman.

The Company has a strong pay-for-performance philosophy, which seeks to link the interests of its executives with those of its stockholders. In 2016, the Company delivered good financial results, notwithstanding strong currency headwinds and some challenging market conditions. This performance was achieved through a combination of operational progress and corporate efficiencies by the Company and its management team. More information regarding the Company's 2016 financial results can be found in the Annual Report and in the Company's earnings release for the fourth quarter and full year 2016, which was included in a Current Report on Form 8-K filed with the SEC by the Company on October 20, 2016.

Overview of Key Compensation Decisions and Results

Each year, the Compensation Committee reviews the design of the Company's executive compensation program to evaluate whether they are achieving the desired link to stockholder return and are aligned with driving long-term business strategies. The Compensation Committee considers market practice in reviewing the design of such programs. The Compensation Committee also determines the final payouts, if any, for annual and long-term incentive awards and makes annual pay decisions, including those related to executive base salaries and grants of annual and long-term incentive opportunities in the current fiscal year.

As part of that review, in 2015, the Compensation Committee implemented significant changes to the executive compensation program, roles of executives, and structure of awards for 2016. Key elements of these changes are summarized below.

Plan Impacted	Key Changes	Additional Detail
WBA Annual Incentive (MIP)	Redesigned the short-term incentive program to better align with the Company's objectives and market practice by adopting the following: • Performance metric of Adjusted Operating Income; and • Performance curve of 95% of performance goal (which pays at 50% of target) to 110% of performance goal (which pays at 200% of target).	Page 35
Long-Term Incentive Awards	Redesigned the long-term incentive program to be more closely aligned with stockholder returns and market practices and to provide awards solely based on the Company's performance by adopting the following: • Flat dollar amount (rather than a percentage of salary) used to calculate awards; and • Mix of annual equity awards favoring performance-based awards, delivered in the form of 50% stock options and 50% performance shares, eliminating the restricted stock unit ("RSU") component of the annual long-term incentive program for employees other than the Executive Chairman.	Page 37
CEO Compensation	Approved compensation for Mr. Pessina solely in the form of stock-based awards delivered 50% as stock options and 50% as performance shares, scheduled to vest at the end of three years and subject to acceleration or forfeiture in certain circumstances.	Page 39

Pay Mix

The Company continues to emphasize variable performance-based compensation over fixed or guaranteed pay. As illustrated on page 4, substantially all of the 2016 total direct compensation awarded to Mr. Pessina, in his role as Executive Vice Chairman and Chief Executive Officer, is "at risk" in the form of performance shares and stock options. Similarly, substantially all of the 2016 total direct compensation awarded to Mr. Skinner, in his role as Executive Chairman, is aligned with stockholder interests in the form of RSUs. The value of this compensation paid to Messrs. Pessina and Skinner is directly tied to changes in the Company's stock price.

In addition, more than 80% of target total direct compensation (i.e., base salary, target bonus, and target long-term incentive award) is "at risk" for the other named executive officers, and the value delivered is based on changes in the Company's stock price and/or the achievement of short-term and long-term performance objectives.

The Compensation Committee believes that the current balance of fixed and variable compensation, as well as short-term and long-term compensation elements, maintains a strong link between the named executive officers' compensation and the Company's performance, and motivates the named executive officers to deliver strong business performance and create long-term stockholder value.

Say-on-Pay Results

At its 2016 Annual Meeting of Stockholders, the Company held a vote to approve the compensation of its then-current named executive officers, as disclosed in its proxy statement dated December 9, 2015 related to that meeting. Stockholders expressed overwhelming support for the compensation of the Company's 2015 named executive officers, with approximately 97.4% of the votes present in person or represented by proxy at the meeting and entitled to vote on the matter cast to approve this say-on-pay proposal.

The Compensation Committee considered this vote as demonstrating strong support for the Company's executive compensation program and continued to apply the effective principles and philosophies described herein when making compensation decisions for 2016.

Compensation Decision Process

Philosophy and Objectives

The Compensation Committee is responsible for establishing, implementing and monitoring the Company's executive compensation philosophy and objectives. The Compensation Committee's focus is to provide a competitive compensation package that enables the Company to:

• attract and retain talented executives;

- reward Company-wide and individual performance; and

- link the interests of the Company's senior executives to those of its stockholders.

In July 2016, the Compensation Committee reviewed and expressly noted in its compensation philosophy its intent that the Company's executive compensation program:

- be competitive with the pay practices of other companies of comparable size, scope and industry, targeting the market median total compensation;

- result in the attraction and retention of executives who can contribute to the Company's future success as a global organization; and

- create a strong linkage between pay and performance through the use of variable performance-based bonuses and long-term incentive awards, such that executives will receive higher compensation in more successful periods for the Company and lower compensation in less successful periods.

Overall, the Compensation Committee believes that the Company's executive compensation program is achieving its intended results.

Role of the Compensation Committee

The Compensation Committee is responsible for overseeing the Company's executive compensation program, executive succession, and retirement and equity-based compensation and benefit programs and practices. In the exercise of its duties, the Compensation Committee considers all elements of the compensation program in total, as well as individual performance, Company-wide performance, and internal equity and market compensation considerations. The Compensation Committee reviews and approves all components of the compensation of the named executive officers, reports its decisions to the Board, and oversees the administration of the compensation program for each of the Company's senior executives (i.e., Senior Vice President level and above).

To this end, the Compensation Committee conducts an annual review of executive officer compensation practices and market pay levels, approves the design and evaluates the risk associated with the Company's executive compensation program, approves the total annual awards under the Company's short-term and long-term incentive programs, and reviews and approves offer letters and

severance arrangements between the Company and any of its senior executives.

Role of Management in Executive Compensation Disclosures

The Company's Executive Chairman and Chief Executive Officer review annually the performance and pay level of each senior executive, develop recommendations concerning the compensation of each senior executive, and present those recommendations to the Compensation Committee. Neither the Company's Executive Chairman nor its Chief Executive Officer makes recommendations concerning his own compensation. In addition, only the Executive Chairman makes recommendations concerning the compensation of Ms. Barra. The Company's Human Resources management provides information, analysis and other support to management and the Compensation Committee during these processes.

Role of Outside Compensation Consultants

The Compensation Committee engages Mercer as its independent compensation consultant. Among other matters, the Compensation Committee uses Mercer to provide information regarding market compensation practices and trends and to advise the Compensation Committee on compensation decisions, particularly with respect to the Company's Chief Executive Officer and non-employee directors.

Beginning in January 2016, the Company also engaged Mercer to serve as the executive compensation consultant to its management team. Prior to that time, Aon Hewitt served as the executive compensation consultant to management. The Compensation Committee has reviewed and considered all of the relevant factors regarding the Company's relationship with Mercer and, for the period prior to January 2016, Aon Hewitt. Based on its review, the Compensation Committee has concluded that the advice it receives from Mercer, and any advice it received from Aon Hewitt, is and was objective and is and was not influenced by their other relationships with the Board, the Company or its subsidiaries.

Elements of Compensation

The Company's compensation program includes principal elements that are designed to support its compensation objectives. The following chart contains a brief description of each principal element:

Compensation Element	Characteristics	Primary Purpose
Base Salary	• Annual fixed cash compensation	• Provides a competitive fixed amount of cash compensation based on individual performance, level of responsibility, experience, internal equity, and competitive pay levels • Supports the attraction and retention of talented executives
Management Incentive Plan	• Annual variable cash compensation based on the achievement of Adjusted Operating Income goals • Payouts are subject to individual performance adjustments	• Rewards Company-level and individual performance • Supports the attraction and retention of talented executives
Long-Term Incentives	• Long-term variable equity awards granted annually as a combination of stock options and performance shares or, in the case of Mr. Skinner, RSUs • Awards are subject to individual performance adjustments	• Rewards long-term Company-level performance • Links the interests of executives to the interests of stockholders through increases in share price over time • Supports the attraction and retention of talented executives

Setting Named Executive Officer Compensation

The Compensation Committee carefully considers current market practices, internal equity issues, historical practices and established market trends, and attempts to mitigate the effect of short-term market fluctuations in setting executive compensation levels.

To determine competitive compensation, the Compensation Committee establishes a "peer group," which is reviewed each year by the Compensation Committee with the assistance of Mercer, and is updated as appropriate. In selecting potential peer companies, the Compensation Committee considers revenue size, industry, and the peer groups of the Company's closest competitors. The Compensation Committee believes that this peer group is representative of the market in which the Company competes for talent and includes companies in both the retail and healthcare industries.

During its review of the peer group to be used in evaluating 2016 executive compensation, the Compensation Committee elected to maintain the same criteria used in 2015 to select companies for the peer group. Specifically, the criteria used are:

- size (primarily defined as revenues of 33% to 200% of the Company's, focusing on those companies at the higher end of this range);

- industry (a mix of retail, healthcare/drug, supply chain and general industry); and

- global presence (including a number of companies with foreign sales of 25% or more of overall revenues).

The Compensation Committee selected the following companies in July 2015 for the peer group to be used for 2016 executive compensation decisions, which was the same peer group used to evaluate 2015 executive compensation.

Archer Daniels Midland	Express Scripts	Mondelez
AT&T	FedEx	PepsiCo
Best Buy	Home Depot	Procter & Gamble
Cardinal Health	Johnson & Johnson	Target
Coca-Cola	Kroger	United Parcel Service
Costco	Lowe's	Verizon
CVS Caremark	McDonald's	Wal-Mart
	McKesson	

Median market compensation of the peer group serves as a key reference point with respect to each senior executive's target compensation, taking into account the individual's experience, performance contributions and role relative to other senior executives. For the most recently completed fiscal year for which data was available as of July 2016, the date the Compensation Committee reviewed the peer group, the Company is at the 67th percentile of the peer group in terms of revenue reported and the 51st percentile in terms of market capitalization.

The Compensation Committee reviewed the peer group in July 2016 and made no changes to the peer group to be used for evaluating 2017 executive compensation decisions.

Elements of 2016 Compensation

Substantially all compensation paid to Messrs. Pessina and Skinner is in the form of stock-based awards in order to align their pay to the value created for stockholders. As a significant owner of the Company, the Committee felt that providing Mr. Pessina with pay in the form of stock-based compensation, using the same mix of stock options and performance shares as provided to the other executives, was appropriate and consistent with market practice for similarly-situated executives. The Compensation Committee approved Mr. Skinner's pay in the form of time-based RSUs, which, as advised by the Compensation Committee's compensation consultant, was consistent with market practice for stock-based compensation of an executive chairman.

Base Salary

As noted above, neither Mr. Pessina nor Mr. Skinner currently receives a base salary.

For the other named executive officers, base salary is a key component of compensation, both on its own and because annual incentive awards are calculated based on salary. Base salaries for the named executive officers are established and adjusted following an annual performance review process that coincides with the Compensation Committee's annual review of peer group compensation. Base salary may also be adjusted during the year upon promotion or based upon internal equity or external market considerations.

In October 2015, the Compensation Committee completed its annual review of market data and individual performance in connection with its consideration of salary adjustments for 2016. In light of the Company's improved performance in 2015, management recommended, and the Compensation Committee approved, salary increases for certain of the Company's senior executives, including 2.5% increases for Messrs. Fairweather and Gourlay and Ms. Barra, which, as advised by the Compensation Committee's compensation consultant, was consistent with market practice.

Additionally, in June 2016, Mr. Gourlay and Ms. Barra were awarded increases of 11% and 9%, respectively, in conjunction with their respective promotions to Co-Chief Operating Officer. The Compensation Committee's compensation consultant advised the Compensation Committee that this was consistent with market practice for their new roles.

Annual Incentives

The MIP promotes the Company's pay-for-performance philosophy by providing nearly all of the executives and other management-level corporate employees of the Company with direct financial incentives in the form of annual cash awards for achieving Company-wide goals and based on individual performance relating to his or her business unit or area of responsibility. As noted above, neither Mr. Pessina nor Mr. Skinner participated in the MIP in 2016, and therefore did not receive an annual cash incentive payment ("bonus") for 2016.

The Compensation Committee uses a two-step approach to determine the amount of the bonus payment:

- The first step is to fund the overall bonus pool, which is funded if the Company meets a pre-established performance metric established by the Compensation Committee pursuant to the Walgreens Boots Alliance, Inc. 2011 Cash-Based Incentive Plan. For 2016, this performance metric was the level of Adjusted Operating Income under the MIP that equates to 50% of the threshold payout level.

- The second step is accomplished when the Compensation Committee exercises "negative discretion" by making adjustments to the formula awarded by the overall pool. Negative discretion is used to reduce the amount funded by the pool to an amount equal to the target bonus adjusted for final Company performance and individual performance as described below pursuant to the MIP.

Company Performance. Performance-based incentive payments under the MIP for 2016 were contingent, in part, upon the Company's 2016 Adjusted Operating Income as compared to a budgeted target.

Adjusted Operating Income is a non-GAAP financial measure that refers to the Company's operating income in accordance with GAAP, as adjusted to reflect certain adjustments approved by the Compensation Committee in accordance with the MIP. The Compensation Committee believes that this metric reflects overall profitability and the ability of management to drive stockholder value and provides insight when analyzing the core operating performance of the Company's business from period to period and trends in its historical operating results.

The Adjusted Operating Income target was set in relation to the Board-approved budget for the Company for 2016, so that results could range between 50% (threshold) and 200% (maximum) of the target award opportunity established for each participant. The failure to achieve the threshold performance level established by the Compensation Committee would result in the forfeiture of the entire opportunity.

The target bonus opportunity for the named executive officers who participated in the MIP for 2016 was 100% or 125% of salary, depending on the specific role, and the maximum bonus opportunity was 200% of target. The targets were determined after considering market practice for the specific role, including in connection with the promotions of Mr. Gourlay and Ms. Barra to their new roles during 2016, as further described elsewhere in this Proxy Statement.

Subject to compliance with Section 162(m) of the Internal Revenue Code (the "Code"), to the extent applicable, the Compensation Committee retains the right under the MIP to adjust the results of Adjusted Operating Income to exclude charges or items from the measurement of performance. For 2016, the Compensation Committee used the same adjustments as those previously disclosed by the Company in its full year 2016 earnings release and related presentation on October 20, 2016, as were reconciled therein to the Company's operating income as determined in accordance with GAAP. These consisted of adjustments to exclude costs related to the Company's cost transformation program, acquisition-related amortization, the LIFO (last-in, first-out) inventory provision, acquisition-related costs, certain legal settlement costs and asset impairment charges, and adjustments to the Company's equity earnings in AmerisourceBergen Corporation.

Additionally, the Compensation Committee adjusted for the effect of foreign currency rate fluctuations on Adjusted Operating Income by translating current period Adjusted Operating Income results for entities reporting in currencies other than U.S. dollars using the same exchange rates used for the Board-approved budget for the Company for 2016,

from which the Adjusted Operating Income target for 2016 was derived.

Upon completion of its review, the Compensation Committee approved Adjusted Operating Income results that reflected the achievement of 102% ($7,281 million) of the Adjusted Operating Income target ($7,139 million), resulting in a payout of 119.9% with respect to the Company performance element of the MIP for 2016.

Individual Performance. In order to improve the Company's ability to link pay and performance for the named executive officers, the Compensation Committee authorized Mr. Skinner (with respect to Ms. Barra) and Mr. Pessina (with respect to all other senior executives) to recommend to the Compensation Committee, for its consideration and approval, adjustments to bonus payments of up to 120% of the adjusted formula-driven MIP payout levels (subject to an aggregate maximum of 200% of target) or down to a minimum of 0% of target. In prior years, all individual adjustments under the Company's incentive programs were structured such that combined increases among senior executives and among all MIP participants with respect to individual performance were offset by equal or greater combined decreases. In 2016, the Compensation Committee allowed flexibility in this funding mechanism for those senior executives subject to its review, so as to provide performance adjustments up to the maximum of 120% of the adjusted formula-driven MIP payout levels without necessitating comparable decreases.

At the end of 2016, each of Mr. Skinner (with respect to Ms. Barra) and Mr. Pessina (with respect to all other senior executives) conducted an evaluation of each executive's individual performance relating to his or her business unit or area of responsibility, including in the areas of strategy, leadership and operating performance.

Following consideration of Messrs. Skinner and Pessina's respective assessment of each executive's contribution, the Compensation Committee reviewed and approved individual adjustments to the bonus payments under the MIP of 20% for each of Messrs. Fairweather and Gourlay and Ms. Barra.

Based on the Company's performance and individual performance adjustments described above, 2016 bonuses for the named executive officers under the MIP were as follows:

Name	2016 Bonus Eligible Salary ❶	Target Bonus Percentage of Salary	Target Bonus ❶	Company Performance Attainment (% of Target)	Individual Performance Adjustment (% of Target)	2016 Bonus ❶	2016 Bonus (% of Target)
George R. Fairweather	$977,118	100%	$977,118	119.9%	120%	$1,405,877	144%
Alexander W. Gourlay	$937,076	100/125% ❷	$995,643	119.9%	120%	$1,432,531	153%
Ornella Barra	$946,897	100/125% ❷	$1,006,078	119.9%	120%	$1,447,545	153%

❶ Amounts were determined and paid in British Pounds Sterling and converted to U.S. Dollars at an exchange rate of approximately £1=$1.4424 (the average exchange rate during 2016).

❷ On June 6, 2016, in connection with their respective promotions to Co-Chief Operating Officer, the Compensation Committee approved an increase to each of Mr. Gourlay's and Ms. Barra's target bonus opportunity from 100% to 125% of their eligible earnings.

For 2017, the Compensation Committee has determined that payouts under the MIP will continue to be tied to the Company's Adjusted Operating Income, as may be further adjusted to reflect individual performance. In addition, the Compensation Committee approved an increase to Mr. Fairweather's target bonus percentage of salary to 125% of his eligible earnings, consistent with that approved for Mr. Gourlay and Ms. Barra in 2016. Neither Mr. Pessina nor Mr. Skinner is expected to receive a bonus in 2017 as substantially all of their compensation is expected to be in the form of stock-based awards.

Long-Term Incentives

During 2016, the Company used two long-term incentive vehicles for its annual equity grants: stock options and performance shares, targeting a mix of 50% stock options and 50% performance shares. The 2016 grants approved and implemented by the Compensation Committee are shown in the "Grants of Plan-Based Awards – 2016" table contained in the "Executive Compensation Tables and Supporting Information" section below. As described further below, Mr. Skinner's long-term incentive award was delivered entirely in the form of RSUs.

Awards are based on a fixed dollar amount of target economic value rather than a percent of salary target. This approach provides for the same value of awards for executives at the same level regardless of salary. Consistent with prior years, the number of shares subject to each award type was based on the average per-share closing price of the Company's common stock over the last 30 trading days of the fourth quarter of 2015, so as to diminish the impact of fluctuations, positive or negative, in stock price on grant sizes.

Because the dollar values shown in the "Stock Awards and Option Awards" columns of the "2016 Summary Compensation Table" contained in the "Executive Compensation Tables and Supporting Information" section below reflect the grant date fair value of such equity awards (determined in accordance with the applicable accounting standards using the stock price and other information as of the date of grant), fluctuations, positive or negative, in the Company's stock price as of the grant date relative to the average per-share closing price over the last 30 trading days of the fiscal year can increase or decrease the grant date values of such awards presented in the "2016 Summary Compensation Table."

As part of the Company's effort to further increase the role of individual performance in compensation decisions, it applied an individual performance adjustment factor that may result in an incremental increase or decrease in the amount of stock options granted to each eligible participant based on the individual's performance for the prior year. In October 2015, Mr. Pessina and Mr. Skinner each conducted an evaluation of the contribution of each member of his respective senior executive team in the areas of strategy, leadership and operating performance as it relates to the Company's long-term goals. Based on his assessment of each executive's contribution, for 2016, Mr. Pessina recommended to the Compensation Committee for Messrs. Fairweather and Gourlay, and Mr. Skinner recommended to the Compensation Committee for Ms. Barra, individual increases of 10% over the target number of stock options granted in 2016. These adjustments were reviewed and approved by the Compensation Committee and were made, in part, to recognize the future potential of the executives.

Each of the long-term incentive components currently provided as part of the program are granted annually under the Omnibus Incentive Plan and are described in more detail below.

Stock Options. Stock options are granted to the named executive officers at the discretion of the Compensation Committee in order to enhance the link between stockholder value creation and executive pay. Stock options are granted at an exercise price of no less than fair market value of a share of the Company's common stock on the date of grant and, accordingly, stock options provide value to executives only if the Company's share price increases, and provide no realizable value to executives if the Company's share price does not increase.

Unless otherwise approved by the Compensation Committee for new hire awards or other special circumstances, stock options become exercisable on the third anniversary of the date of grant and expire ten years from the date of grant, with special rules covering the various types of termination of employment that might occur during the vesting period or thereafter. In 2016, the Compensation Committee approved a special vesting provision of graded vesting in one-third annual increments for the stock options that were awarded to certain legacy Alliance Boots executives, including Messrs. Fairweather and Gourlay and Ms. Barra. This vesting provision was intended to help bridge the transition between the legacy Alliance Boots long-term incentive program described below (which had the last of its awards vesting in January 2016) and the Company's long-term incentive program (which awards would not otherwise vest until 2018), providing some vesting over the transition period.

Performance Shares. Executives receive grants of performance shares, which are measured and realized over a performance period covering three fiscal years. Each performance share represents the right to receive, if and to the extent designated performance goals within the three-year performance period are satisfied, a share of the Company's common stock following completion of the performance period. Performance periods overlap, with a new three-year performance cycle beginning each fiscal year. At the end of each performance period, and following review of Company performance by the Compensation Committee, performance shares are distributed based upon the level of achievement of the financial performance target set for that cycle. If the Company fails to meet threshold performance in the three-year period, no performance shares will be earned and no payout of performance shares will be made with respect to that cycle.

For the 2016-2018 performance period, the Compensation Committee adopted cumulative Adjusted Earnings Per Share ("Adjusted EPS") as the sole metric. Cumulative Adjusted EPS is the aggregate of the adjusted diluted net earnings per share earned by the Company during the performance period. The Compensation Committee believes that cumulative Adjusted EPS is directly aligned with stockholder value creation and, accordingly, provides a direct link between management and stockholders.

The following table illustrates the ranges of potential formulaic payouts based on threshold, target and maximum performance level for the 2016-2018 performance share cycle:

Performance Measure	Weighting	Company Performance (as a % of target)	% of Performance Shares Earned (as a % of target grant)
Cumulative Adjusted EPS	100%	<95%	0%
		95%	50%
		100%	100%
		110%	150%
		>110%	150%

The Company does not publicly disclose its specific long-term incentive plan targets applicable under its compensation programs due to potential competitive harm. The target performance goal for cumulative Adjusted

EPS for each three-year performance cycle reflects the Company's long-range plan for that cycle. The performance goals are designed to be appropriately challenging, and there is a risk that payments will be made at less than 100% of the target amount or not at all.

2014-2016 Performance Shares. At the beginning of 2014, performance shares were granted to Walgreens' senior executives. None of the named executive officers for 2016 were employees of Walgreens at that time, and therefore they did not receive these awards.

Long-Term Incentive Grants to Messrs. Pessina and Skinner. On February 12, 2016, the Compensation Committee awarded to Mr. Pessina a combination of stock options and performance shares equal in economic value to $12 million for his service as Chief Executive Officer for 2016. The number of shares granted was determined using the same methodology used for the other senior executives as described herein. The number of performance shares was determined by dividing the grant value ($6 million) by the average closing price of the Company's common stock over the last 30 trading days of 2015. The number of stock options was determined by dividing the grant value ($6 million) by the Black-Scholes value of the average closing price of the Company's common stock over the last 30 trading days of 2015. The exercise price of the stock options awarded to Mr. Pessina is equal to the closing price on the date of grant.

The stock option awarded to Mr. Pessina will vest on the third anniversary of the grant date, subject to forfeiture in certain circumstances or full or pro-rated accelerated vesting in certain circumstances, including if Mr. Pessina ceases to serve on the Board in certain circumstances. The performance shares awarded to Mr. Pessina are subject to the same terms as all other awards granted for the 2016-2018 performance share cycle, subject to pro-rated or accelerated vesting in certain circumstances, including if Mr. Pessina ceases to serve on the Board in certain circumstances.

The increase in the economic value of Mr. Pessina's award from 2015 ($7 million) to 2016 ($12 million) was due, in significant part, to the fact that Mr. Pessina was only the

Company's Chief Executive Officer for approximately eight months in 2015, whereas he was the Company's Chief Executive Officer for the full year in 2016.

Similarly, on February 12, 2016, the Compensation Committee granted Mr. Skinner a RSU award equal to $6 million for his service as Executive Chairman for 2016. The number of shares awarded to Mr. Skinner was determined by dividing the dollar amount by the closing price per share of the Company's common stock on February 12, 2016. This award will vest on the third anniversary of the grant date and is subject to forfeiture in certain circumstances and full or pro-rated accelerated vesting in certain circumstances, including if Mr. Skinner, ceases to serve on the Board in certain circumstances.

2017 Long-Term Incentives. During its annual review of market compensation in July 2016, the Compensation Committee reviewed the Long-Term Incentive program and decided not to change the program for 2017. At the time of their respective promotions to Co-Chief Operating Officer in June 2016, the Committee approved an increase to the 2017 award levels for Mr. Gourlay and Ms. Barra from $3.5 million to $4 million each, consistent with the market values for their new roles. At its meeting in October 2016, after consideration of market data, the Compensation Committee approved an increase to the total dollar value of the awards for Mr. Fairweather to $4 million, consistent with the award levels for Mr. Gourlay and Ms. Barra.

In addition, and as discussed under "—Annual Incentives" above, Messrs. Pessina and Skinner conducted an evaluation of the contributions of each member of their respective senior executive team in October 2016. With respect to long-term incentives, Mr. Skinner (for Ms. Barra) and Mr. Pessina (for Messrs. Fairweather and Gourlay) recommended, and the Compensation Committee approved for 2017, the dollar values and number of shares that were awarded to Messrs. Fairweather and Gourlay and Ms. Barra as follows:

Name	Total Dollar Value of Award	Value of Stock Options	Individual Performance Adjustment	Number of Stock Options	Value of Performance Shares	Number of Performance Shares
George R. Fairweather	$4,000,000	$2,000,000	20%	140,844	$2,000,000	24,639
Alexander W. Gourlay	$4,000,000	$2,000,000	20%	140,844	$2,000,000	24,639
Ornella Barra	$4,000,000	$2,000,000	20%	140,844	$2,000,000	24,639

Walgreens Boots Alliance

The Compensation Committee also approved 2017 awards for Messrs. Pessina and Skinner. The Compensation Committee awarded Mr. Pessina a combination of stock options and performance shares equal in economic value to $14 million for his service as Chief Executive Officer for 2017. The number of shares granted was determined using the same methodology used for the other senior executives as described herein. The number of performance shares was determined by dividing the grant value ($7 million) by the average closing price of the Company's common stock over the last 30 trading days of 2016. The number of stock options was determined by dividing the grant value ($7 million) by the Black-Scholes value of the average closing price of the Company's common stock over the last 30 trading days of 2016. The exercise price of the stock options awarded to Mr. Pessina is equal to the closing price on the date of grant.

The stock options awarded to Mr. Pessina will vest on the third anniversary of the grant date and are subject to forfeiture in certain circumstances or full or pro-rated accelerated vesting in certain circumstances, including if Mr. Pessina ceases to serve on the Board in certain circumstances. The performance shares awarded to Mr. Pessina are subject to the same terms as all other awards granted during the 2017-2019 performance share cycle and are subject to pro-rated or accelerated vesting in certain circumstances, including if Mr. Pessina ceases to serve on the Board in certain circumstances.

Similarly, the Compensation Committee granted Mr. Skinner a RSU award equal to $7 million for his service as Executive Chairman for 2017. The number of RSUs was determined by dividing the grant value ($7 million) by the average closing price of the Company's common stock over the last 30 trading days of 2016. This award will vest on the third anniversary of the grant date and is subject to forfeiture in certain circumstances and full or pro-rated accelerated vesting in certain circumstances, including if Mr. Skinner ceases to serve on the Board in certain circumstances.

Legacy Alliance Boots Long-Term Incentives. The Legacy Alliance Boots Long-Term Incentive Plan ("Legacy AB LTIP") was introduced for senior managers in the Alliance Boots group effective August 2012. The LTIP award was designed to align these senior managers' interests with the goal of creating long-term stockholder value and was comprised of three separate parts, as follows:

- A Group Target Part, which was a cash award and had a maximum value based on the job grade of the participant. This portion of the award was subject to a performance condition based on the budgeted trading profit performance of the Alliance Boots group. The performance measurement periods were the respective years ending in March 2013, March 2014 and March 2015. At the end of each performance period, the actual performance against the trading profit target was determined. Immediately prior to the closing of the Second Step Transaction, the award in respect of the performance periods through March 2014 vested. Two-thirds of the total vested amount was paid in January 2015 and the remainder was paid in January 2016 (one year following the closing of the Second Step Transaction), subject to the executive's continued employment through the January 2016 payment date. The performance period ending March 2015 was certified after the Alliance Boots group's fiscal year ending March 2015. Two-thirds of the vested award was paid in April 2015 and the remainder was paid in January 2016 (one year following the closing of the Second Step Transaction), subject to the executive's continued employment through the January 2016 payment date.

- A Synergy Target Part, which was a cash award subject to a performance condition based on a synergy target. The performance periods for this part were the Alliance Boots group's fiscal years ending in August 2013, August 2014 and August 2015. Immediately prior to the closing of the Second Step Transaction, the performance condition was certified for the periods through August 2013, August 2014 and the stub period through December 2014. Two-thirds of the total amount vested was paid in January 2015 and the remainder was paid in January 2016 (one year following the closing of the Second Step Transaction), subject to the executive's continued employment through the January 2016 payment date. The award covered by the performance period from January 2015 to August 2015 lapsed.

- A Share Part, which consisted of a fixed number of Walgreens shares (which were purchased in the open market in 2012). These shares (which were converted into shares of Walgreens Boots Alliance,

 

Inc. on December 31, 2014 in connection with the Reorganization) vested and were distributed immediately prior to the closing of the Second Step Transaction.

The performance conditions for the portion of the award paid in January 2016 for the Group Target Part for the performance periods through March 2014, and for the Synergy Target Part, vested prior to the closing of the Second Step Transaction and therefore were not approved by the Compensation Committee. The amounts paid to each of Messrs. Fairweather and Gourlay and Ms. Barra in January 2016 in respect of the Synergy Target Part was £172,839 (approximately $249,303) and in respect of the Group Target Part performance periods through March 2014 was £98,765 (approximately $142,459). Amounts were determined and paid in British Pounds Sterling and converted to U.S. Dollars at an exchange rate of approximately £1=$1.4424 (the average exchange rate during 2016).

The payments for the Group Target Part for the period ending March 31, 2015 were approved by the Compensation Committee and paid to the eligible Legacy Alliance Boots executives based on the achievement of the trading profit goals for the Alliance Boots group for the period ending March 31, 2015. The awards paid in January 2016 in respect of the Group Target Part for the period ending March 2015 were as follows: Mr. Fairweather: £148,148 (approximately $213,689); Mr. Gourlay: £148,148 (approximately $213,689); and Ms. Barra £148,148 (approximately $213,689). Amounts were determined and paid in British Pounds Sterling and converted to U.S. Dollars at an exchange rate of approximately £1=$1.4424 (the average exchange rate during 2016).

Retirement Plans and Programs

Mr. Gourlay has accrued benefits in the Boots Pension Plan, which covers certain employees in the United Kingdom, as well as in two smaller defined benefits plans, the Boots Supplementary Pension Plan and the Boots Additional Pension Arrangement. The Boots Pension Plan is a funded final salary defined benefit plan providing a retirement pension and a dependent's pension on the death of the participant. The Boots Pension Plan was closed to future accruals effective June 30, 2010, with benefits calculated by reference to pensionable salaries as of that date. The plan is subject to an actuarial funding valuation

on a triennial basis. The Boots Supplementary Pension Plan and the Boots Additional Pension Arrangement were also closed to future accruals effective June 30, 2010. Ms. Barra has accrued benefits in the Alliance UniChem International Pension Scheme (the "Alliance Unichem Plan"), which was set up to cover certain employees who were not residents of the United Kingdom. The Alliance Unichem Plan was closed to future accruals effective June 30, 2010, with benefits calculated by reference to pensionable salaries as of that date. The plan is subject to an actuarial funding valuation on a triennial basis. In lieu of participation in the defined contribution scheme, Messrs. Fairweather and Gourlay and Ms. Barra receive a pension supplement of 40% of salary, after considering relevant market practice.

Perquisites

Consistent with the Company's philosophy and culture, perquisites and personal benefits provided to the named executive officers and other senior executives are limited. They include an annual physical examination, limited reimbursement of health club dues, long-term disability and personal accident insurance, preferred flight status within certain airline programs, tax preparation services for executives with tax obligations in multiple countries, and limited personal use of the Company's aircraft.

Pursuant to the Company's guidelines for aircraft usage, the Company permits personal use of its aircraft by its Chief Executive Officer and Executive Chairman and permits his or her spouse or partner, as applicable, to accompany him or her on such personal trips. The Company also permits his or her spouse or partner, as applicable, to accompany him or her on business trips. In limited circumstances, personal use of the Company's aircraft by other executive officers is permitted if approved in advance by the Chief Executive Officer.

The Compensation Committee authorized each of Mr. Pessina and Mr. Skinner, during the time he serves as Chief Executive Officer and Executive Chairman, respectively, to use the Company's aircraft without requiring reimbursement for up to 20 flight hours per year for personal travel, and each is required to reimburse the Company in connection with any personal use of the aircraft in excess of that limit. During 2016, Mr. Pessina did not use the Company's aircraft for personal travel, and Mr. Skinner reimbursed the Company for his personal use of the Company's aircraft in excess of 20 flight hours.

The Company's Chief Executive Officer and Executive Chairman, to the extent their use of the Company's aircraft for personal travel exceeds the number of hours per year allowed by the Compensation Committee without reimbursement, and the Company's other executive officers, if any, who use the Company's aircraft for personal travel, are required to reimburse the Company, pursuant to an aircraft time-sharing agreement consistent with Federal Aviation Administration regulations, an amount intended to approximate the incremental cost to the Company of such personal travel. None of the Company's other executive officers used the Company's aircraft for personal travel during 2016.

Consistent with the Company's objective to attract and retain a high-performing executive management team, the Company actively recruits outstanding candidates to fill executive level and other strategic openings and will reimburse a newly hired senior executive for relocation costs.

In accordance with Company policy, executive officers are eligible for certain relocation and related benefits if they are assigned to work in a country that is not their "home country" (as defined in the applicable policy). Consequently, each of Mr. Fairweather and Mr. Gourlay receives a company car, payment by the Company of certain costs associated with his life, health and other insurance policies (including, in some cases, coverage for his spouse and dependent children), long-term disability coverage, and a guaranteed death benefit of five times base salary. If either of these executives declines a particular benefit (other than the death benefit), then he may receive a cash payment in lieu thereof. Each of these executives also receives certain tax equalization benefits and tax assistance (as described below in "—Employment Agreements"), which are consistent with his expatriate assignment.

Relationship Between Compensation Plans and Risk

In 2016, the Company retained Mercer to conduct a risk review of the Company's compensation programs and assess whether any of the Company's incentive compensation plans, either individually or in the aggregate, would encourage executives or employees to undertake unnecessary or inappropriate risks that were reasonably likely to have a material adverse impact on the Company. The Compensation Committee reviewed the external risk assessment of the Company's variable pay plans and considered several factors, including the type of plan; the number of participants in each plan; the participants' levels within the organization; the target, maximum payout potential and performance criteria under each plan; and risk mitigating controls in place for each plan.

Included in these assessments, management and the Compensation Committee evaluated those plans that were identified as having the potential to deliver a material amount of compensation, which included the annual and long-term incentive plans described elsewhere in this "Compensation Discussion and Analysis" section.

The Compensation Committee concluded that it is not reasonably likely that risks arising from the Company's compensation policies and practices would have a material adverse effect on the Company due to a variety of factors. In reaching this conclusion, the Compensation Committee considered the following:

- the compensation programs are designed to provide a mix of both fixed and variable incentive compensation;

- the compensation programs are balanced between a variety of different measures and both short-term and long-term incentives designed to reward execution of the Company's short-term and long-term corporate strategies;

- the Company allocates compensation among base salary, annual cash incentives and long-term incentives such as stock options and performance shares, which include both time of service and performance-based criteria;

- the annual cash incentive component involves cash-based plan awards that are payable if, and only to the extent that, pre-established corporate financial and individual performance objectives are achieved;

- long-term incentive compensation includes components that are paid based on results averaged out over several years and vest over an extended period;

- executives are required to own a specified level of shares in order to comply with the stock ownership guidelines described below, which encourages long-term focus on enhancing stockholder value;

- as described below under "Compensation Recovery Policy," the Company has adopted a "clawback" policy applicable to all officers that is designed to allow the Company to recoup incentive compensation paid if there is a restatement of incorrect financial results or misconduct, including fraud;

- the Company has an anti-hedging policy that prohibits directors and executives from participating in transactions designed to hedge or speculate on any change in the Company's stock price, ensuring that directors and executives bear the full risk of their Company ownership, as designed; and

- the Company has an incentive program that provides the Compensation Committee with discretion to make downward adjustments to any payout under the component programs.

Compensation Recovery Policy

The Board has adopted a recoupment or "clawback" policy for cash and equity incentive awards paid to executive officers. The policy provides that in the event that there is a restatement of incorrect financial results, the Compensation Committee will seek reimbursement of the incremental portion of awards paid to executive officers in excess of the awards that would have been paid based on the restated financial results. All forms of incentive compensation are subject to this policy. The Compensation Committee may look back over the three-year period prior to the restatement for the recoupment and may look to current and former executives.

The policy provides the Compensation Committee with the discretion to recoup amounts of excess incentive compensation paid to any officer in conjunction with any materially incorrect results (even if not resulting in a restatement), or misconduct on the part of the officer, including fraud or other conduct that would lead to a "for cause" termination.

In addition, the Company's Chief Executive Officer and Global Chief Financial Officer are each subject to any clawbacks that may be required under the Sarbanes-Oxley Act of 2002.

Employment Agreements

Certain executive officers who were employed by Alliance Boots or its subsidiaries prior to the closing of the Second Step Transaction, including Messrs. Fairweather and Gourlay and Ms. Barra, have employment agreements that continue to be in effect until terminated by mutual agreement. These employment agreements were filed as exhibits to the Quarterly Report on Form 10-Q filed by the Company with the SEC on April 9, 2015. Employment contracts are a competitive market practice in the United Kingdom, which is where Mr. Fairweather resides and where Mr. Gourlay resided at the time he entered into his employment contract; and in Monaco, where Ms. Barra resides.

Benefits provided to Mr. Fairweather pursuant to his agreement are described above in "—Elements of Compensation—Retirement Plans and Programs" and "—Elements of Compensation—Perquisites" and in the "2016 Summary Compensation Table" contained in the "Executive Compensation Tables and Supporting Information" section below. Mr. Fairweather's agreement provides for a 12-month notice period prior to termination of employment by either Mr. Fairweather or the Company, subject to certain exceptions set forth in the agreement.

On October 28, 2015, the Company entered into a Corporate Travel and Expense Support Letter Agreement with Mr. Fairweather, which was filed as an exhibit to the Annual Report on Form 10-K for the year ended August 31, 2015 filed by the Company with the SEC on October 28, 2015. This agreement provides certain support for Mr. Fairweather in connection with his business travel in his capacity as an executive officer of the Company. Specifically, it provides that the Company will pay the amount of taxes incurred as a result of certain business travel and related subsistence and accommodation expenses that exceeds the amount of taxes that Mr. Fairweather would have incurred if not for such business travel and related subsistence and accommodation expenses. The Company will also provide at its expense annual tax advice from external tax advisors relating to both U.S. and United Kingdom tax returns in relation to remuneration from Mr. Fairweather's employment.

In September 2013, Walgreens entered into a Secondment Agreement with Alliance Boots Management Services Limited, an affiliate of Alliance Boots (the

"Secondment Agreement"), pursuant to which Alliance Boots may second certain of its employees to Walgreens for particular assignments. Mr. Gourlay has been seconded to Walgreens pursuant to the Secondment Agreement and an assignment letter, which was extended pursuant to an extension letter executed in January 2016. As noted above, Mr. Gourlay also has an employment agreement that remains in effect. Benefits provided to Mr. Gourlay pursuant to his assignment letter, extension letter and employment agreement are described above in "—Elements of Compensation—Retirement Plans and Programs" and "—Elements of Compensation—Perquisites" and in the "2016 Summary Compensation Table" contained in the "Executive Compensation Tables and Supporting Information" section below and include cost of living and housing allowances, expenses associated with annual tax advice from external tax advisors relating to remuneration from Mr. Gourlay's employment, tax equalization benefits, and reimbursement of the difference between his real estate tax liability in the United Kingdom and his real estate tax liability in the U.S. Mr. Gourlay's employment agreement provides for a 12-month notice period prior to termination of employment by either Mr. Gourlay or the Company, subject to certain exceptions set forth in the agreement, and provides for the payment of redundancy payments in certain circumstances. Benefits provided to Ms. Barra pursuant to her agreement are described above in "—Elements of Compensation—Retirement Plans and Programs" and "—Elements of Compensation—Perquisites" and in the "2016 Summary Compensation Table" contained in the "Executive Compensation Tables and Supporting Information" section below. Ms. Barra's agreement provides for a 12-month notice period prior to termination of employment by either Ms. Barra or the Company, subject to certain exceptions set forth in the agreement. As with Mr. Fairweather, the Company will also provide, at its expense, annual tax advice from external tax advisors for U.S. tax returns in relation to remuneration from Ms. Barra's employment.

On April 7, 2015, following approval by the Compensation Committee, the Company entered into an employment offer letter with Mr. Pessina, effective January 9, 2015. The letter has no specified term and supersedes and extinguishes all previous employment contracts, arrangements, and agreements between Mr. Pessina and Alliance Boots Management Services MC S.A.M. As noted above, Mr. Pessina receives equity awards in connection with his service as Chief Executive Officer; as a result, he currently receives no salary from the Company. Mr. Pessina may also receive certain limited benefits in accordance with the Company's executive compensation program, consistent with his role and status with the Company, and will be covered by the Company's personal accident and travel insurance benefits. The offer letter was filed as an exhibit to the Quarterly Report on Form 10-Q filed by the Company with the SEC on April 9, 2015.

The Company does not have an individual employment agreement with Mr. Skinner.

Severance and Change in Control Arrangements

The Company maintains the Change in Control Plan, which provides eligible executives certain severance benefits upon an involuntary termination by the Company at any time (other than for cause or upon death or disability, as those terms are defined in the Change in Control Plan) and, within one year following a "change in control," upon an involuntary termination, or upon voluntary termination for "good reason" (as those terms are defined in the Change in Control Plan). The Change in Control Plan requires both a change in control and a qualifying termination of employment (a double trigger) within one year after the change in control in order to receive severance benefits. None of the current named executive officers would receive any benefit under this plan as (1) Mr. Pessina receives no salary or bonus and accordingly would receive no benefits under the Change in Control Plan, (2) Mr. Skinner is not eligible for participation in the Change in Control Plan based on his title of Executive Chairman, and (3) Messrs. Fairweather and Gourlay and Ms. Barra would receive benefits pursuant to their individual employment agreements in lieu of the Change in Control Plan.

Stock Ownership Guidelines for Senior Executives

The Board adopted executive stock ownership guidelines in 2008. Under the current guidelines, each of the following Company executives is expected to accumulate the lesser of the fixed and variable number of shares shown on page 45 within five years from commencement of senior executive status:

 

Executive Level	Fixed Number of Shares	Variable Number of Shares ❶
Chief Executive Officer	230,000	5x Salary
Executive Chairman	230,000	5x Salary
Chief Operating Officer	130,000	4x Salary
Executive Vice President	60,000	3x Salary
Senior Vice President	30,000	2x Salary

❶ Variable number of shares equals stated salary multiple divided by share price as of the measurement date.

The following are included in determining the executive's stock ownership for purposes of these guidelines:

- restricted stock and RSUs, discounted by an assumed tax rate of 35% and only up to 50% of the applicable ownership target;

- shares held by minor dependents and spouses; and

- shares owned outright, such as earned performance shares and exercised stock options.

The Compensation Committee reviewed the executives' progress towards meeting these goals in October 2016. Using reasonable assumptions regarding executive salary and stock appreciation, the Compensation Committee concluded that all executives are progressing towards their goals in a manner that will allow them to meet either the fixed or variable share objectives within the prescribed time frames. However, should an executive fail to meet the guidelines within the required time frame, the Compensation Committee adopted the following steps for addressing such noncompliance:

- discussions with the Chief Executive Officer;

- placing restrictions on selling shares, with any exceptions due to hardship subject to prior approval by the Chief Executive Officer; and

- imposing mandatory retention of all shares earned and vested (net of taxes), as well as shares resulting from option exercises (net of taxes).

Insider Trading Restrictions and Policy Against Hedging

The Company's insider trading policy prohibits directors, employees and certain of their family members from purchasing or selling any type of security, whether issued by the Company or another company, while such person is aware of material non-public information relating to the issuer of the security or from providing such material non-public information to any person who may trade while aware of such information. Trades in the Company's securities by directors and executive officers are prohibited during certain prescribed blackout periods and are required to be pre-cleared by appropriate Company personnel.

This policy also prohibits directors and executive officers from:

- engaging in "short sales" with respect to the Company's securities;

- entering into "derivative" transactions, including exchange-traded put or call options, with respect to the Company's securities; or

- engaging in hedging or monetization transactions, such as collars or forward sale contracts, with respect to the Company's securities.

Compensation Committee Report

The following Compensation Committee Report shall not be deemed to be incorporated by reference into any filing made by the Company under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, notwithstanding any general statement contained in any such filing incorporating this Proxy Statement by reference, except to the extent the Company incorporates such report by specific reference.

The Compensation Committee reviews the Company's Compensation Discussion and Analysis on behalf of the Board. The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management.

Based on this review and discussion, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis above be included in this Proxy Statement and in the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 2016.

Compensation Committee
Nancy M. Schlichting (Chair)
William C. Foote
John A. Lederer
Leonard D. Schaeffer

Executive Compensation Tables and Supporting Information

2016 Summary Compensation Table

The following table shows information regarding the compensation of each named executive officer for 2016 and 2015, except for Ms. Barra, who was not a named executive officer in 2015. None of the executives listed below was a named executive officer in 2014.

The values shown represent each of the named executive officer's compensation during the fiscal year, including the grant date fair value of equity awards that were granted during 2016 and which vest on a future date, subject to the terms and conditions of each award.

Certain amounts paid to or earned by the named executive officers (other than Messrs. Pessina and Skinner) were paid or accrued in British Pounds Sterling. In the tables below, these amounts (other than the pension value calculations, which is explained further below) were converted to U.S. Dollars at an exchange rate of approximately £1=$1.4424 (the average exchange rate during 2016).

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($) [1]	Option Awards ($) [2]	Non-Equity Incentive Plan Compensation ($) [3]	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($) [4]	All Other Compensation ($) [5]	Total Compensation ($)
Stefano Pessina*	2016	---	---	5,017,137	4,984,416	---	---	138,815	10,140,368
Executive Vice Chairman and Chief Executive Officer	2015	35,850	---	7,000,006	---	---	---	97,299	7,133,155
George R. Fairweather*	2016	977,118	---	1,607,565	1,650,466	2,011,329	---	424,701	6,671,179
Executive Vice President and Global Chief Financial Officer	2015	687,268	---	---	---	2,051,657	---	309,026	3,047,951
Alexander W. Gourlay	2016	937,076	---	1,607,565	1,650,466	2,037,983	1,316,169	545,648	8,094,907
Co-Chief Operating Officer	2015	932,465	---	---	---	2,989,852	---	572,749	4,495,066
Ornella Barra	2016	946,897	---	1,607,565	1,650,466	2,052,996	443,481	416,413	7,117,818
Co-Chief Operating Officer									
James A. Skinner [6]	2016	---	---	6,031,651	---	---	---	341,450	6,373,101
Executive Chairman	2015	137,958	—	5,175,015	—	—	—	167,454	5,480,427

*Amounts for Messrs. Pessina and Fairweather in 2015 do not include amounts paid by Alliance Boots prior to the consummation of the Second Step Transaction on December 31, 2014.

[1] Represents the aggregate grant date fair value, determined in accordance with FASB ASC Topic 718, of performance shares and RSUs granted under the Omnibus Incentive Plan during the applicable fiscal year. These values do not represent amounts paid to or realized by the applicable named executive officer. The amounts included for the performance shares granted during 2016 are calculated based on the probable satisfaction of the performance conditions for such awards and the price of the Company's common stock as of the date of grant. Assuming the highest level of performance is achieved for the performance shares, the maximum value at the grant date would be as follows: Mr. Pessina: $7,525,706; Mr. Fairweather: $2,411,348; Mr. Gourlay: $2,411,348; and Ms. Barra: $2,411,348. See "—Compensation Discussion and Analysis—Elements of Compensation—Long-Term Incentives" above for further information regarding these awards. For additional information on the valuation assumptions used in these computations, see Note 14 to the consolidated financial statements included in the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 2016. Stock awards that remained outstanding as of August 31, 2016 are reflected in the "Outstanding Equity Awards at 2016 Year-End" table below.

[2] Represents the grant date fair value, determined in accordance with FASB ASC Topic 718, of stock options granted under the Omnibus Incentive Plan during the applicable fiscal year. These values do not represent amounts paid to or realized by the applicable named executive officer. See "Compensation Discussion and Analysis" above for further information regarding these awards. The fair value of each option grant was determined using the Black-Scholes option pricing model, with weighted-average assumptions used in fiscal 2016 of: risk-free interest rate (U.S. Treasury security rates for the expected term of the option), 1.81%; average expected life of options, 6.74 years; volatility (based on historical and implied volatility of the Company's common stock), 26.60%; dividend yield (the Company's cash dividend for the expected term), 1.67%; and weighted average grant date fair value (granted at market price), $20.02. For additional information regarding the Company's stock compensation plans, see Note 14 to the consolidated financial statements included in the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 2016. Stock options that remained outstanding as of August 31, 2016 are reflected in the "Outstanding Equity Awards at 2016 Year-End" table below.

③ Includes the annual incentive compensation earned for each fiscal year (or portion thereof) pursuant to the MIP. For Mr. Fairweather in 2016, in addition to the amount earned pursuant to the MIP ($1,405,877), also includes amounts paid in January 2016 pursuant to the Legacy AB LTIP ($605,452). For Mr. Fairweather in 2015, in addition to the amount earned pursuant to the MIP ($633,653), also includes amounts paid in April 2015 pursuant to the Legacy AB LTIP ($460,296) and in July 2015 pursuant to the legacy Alliance Boots Management Incentive Plan ($957,708). For Mr. Gourlay in 2016, in addition to the amount earned pursuant to the MIP ($1,432,531), also includes amounts paid in January 2016 pursuant to the Legacy AB LTIP ($605,452). For Mr. Gourlay in 2015, in addition to the amount earned pursuant to the MIP ($1,685,679), also includes amounts paid in January 2015 ($843,877) and April 2015 ($460,296) pursuant to the Legacy AB LTIP. For Ms. Barra in 2016, in addition to the amount earned pursuant to the MIP ($1,447,545), also includes amounts paid in January 2016 pursuant to the Legacy AB LTIP ($605,452). See "Compensation Discussion and Analysis" above for details concerning these non-equity incentive compensation plans.

④ Reflects changes in pension value. For 2016, this amount represents the pension value in U.S. Dollars as of the end of 2016, using the exchange rate at that time (£1=$1.3096), minus the pension value in U.S. Dollars as of the end of 2015, using the exchange rate at that time (£1=$1.5400). For Mr. Gourlay, the 2015 change in pension value has been updated to reflect the same currency conversion methodology as used for 2016. Prior to such conversion, the change in pension value for 2016 for Mr. Gourlay and Ms. Barra in British Pounds Sterling were £1,951,000 and £1,219,000, respectively. Year-over-year changes in pension value are driven in large part due to changes in actuarial pension assumptions. For 2016, the change in pension value for Mr. Gourlay was substantially higher than 2015. This was primarily due to the decrease in the discount rate assumption used in calculating the present value of the applicable pension benefits. See the "Pension Benefits" table below and the "Compensation Discussion and Analysis" section above for further information regarding these pension benefits.

⑤ Detail of the amounts reported in the "All Other Compensation" column for 2016 is provided in the table below.

Item	Mr. Pessina ($)	Mr. Fairweather ($)	Mr. Gourlay ($)	Ms. Barra ($)	Mr. Skinner ($)
Life Insurance	---	4,285	4,115	4,157	---
Dividend Equivalents on Unvested and Deferred RSUs and DSUs Ⓐ	138,815	---	---	---	293,430
Allowances Ⓑ	---	---	141,461	33,497	---
Pension Supplements Ⓒ	---	390,847	374,830	378,759	---
Perquisites and Personal Benefits Ⓓ Ⓔ	---	29,569	25,242	---	48,020
Total	138,815	424,701	545,648	416,413	341,450

Ⓐ Dividend equivalents with respect to RSUs and DSUs are credited as additional RSUs on the record date or DSUs on the payment date, respectively, subject to the same vesting or deferral restrictions as the underlying RSUs or DSUs.

Ⓑ For Mr. Gourlay, includes amounts paid pursuant to his secondment and assignment letter, including cost of living allowances, tax equalization payments ($20,670), reimbursement of the difference between his real estate tax liability in the United Kingdom and his real estate tax liability in the U.S. ($107,107), and expenses associated with annual tax advice from external tax advisors relating to remuneration from Mr. Gourlay's employment. For Ms. Barra, includes tax return preparation services and commuting costs ($26,285). See "Compensation Discussion and Analysis—Employment Agreements" above. These allowances were valued on the basis of the aggregate incremental cost to the Company and represent the amount accrued for payment or paid to the service provider or the executive, as applicable.

Ⓒ Includes cash payment in lieu of participation in a defined contribution plan.

Ⓓ The amount for Mr. Skinner also reflects $48,020 associated with the personal use of the Company's aircraft. The Company determines the amount associated with personal use of its aircraft by calculating the incremental cost to it by multiplying the aircraft's hourly variable operating cost by a trip's flight time, which includes any flight time of an empty return flight. Variable operating costs include: (1) landing, parking, passenger ground transportation, crew travel and flight planning services expenses; (2) supplies, catering and crew traveling expenses; (3) aircraft fuel and oil expenses; (4) maintenance, parts and external labor (inspections and repairs); and (5) any customs, foreign permit and similar fees. Fixed costs that do not vary based upon usage are not included in the calculation of direct operating cost. For Messrs. Fairweather and Gourlay and Ms. Barra, the table includes a car allowance (or cash payment in lieu thereof) and private medical insurance.

Ⓔ Pursuant to SEC rules, perquisites and personal benefits are not reported for any named executive officer for whom such amounts were less than $10,000 in the aggregate for 2016.

⑥ Mr. Skinner served as the non-executive Chairman of the Board until January 9, 2015. As a Non-Employee Director, he received compensation in accordance with the Company's non-employee director compensation program until such time he became the Executive Chairman of the Board. The "Stock Awards" column for 2016 above includes $31,667 for the pro-rated November 1, 2015 annual stock grant made to Non-Employee Directors for the portion of 2015 for which Mr. Skinner served as a Non-Employee Director and the "All Other Compensation" column for 2016 above includes $108,633 for dividends credited to DSUs issued as non-employee director compensation. The "Salary" column for 2015 above includes $137,958 for director fees earned or paid in cash. This amount was converted to DSUs and as such was also included in the "Stock Awards" column in the 2015 Proxy Statement. The "Stock Awards" and "Total Compensation" columns for 2015 above have been updated to exclude this $137,958 amount, as it is already reflected in the "Salary" column and in the "Total Compensation" column. The "Stock Awards" column for 2015 also includes $175,000 for the November 1, 2014 annual stock grant made to Non-Employee Directors, and the "All Other Compensation" column for 2015 above includes $97,955 for dividends credited to DSUs issued as non-employee director compensation.

 

Grants of Plan-Based Awards – 2016

The following table shows information regarding the incentive awards granted to the named executive officers for 2016.

Name	Award Type ❶	Grant Date	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards ❷			Estimated Future Payouts Under Equity Incentive Plan Awards ❸			All Other Stock Awards: Number of Shares of Stock or Units (#) ❹	All Other Option Awards: Number of Securities Underlying Options (#) ❺	Exercise or Base Price of Option Awards ($/Sh) ❻	Grant Date Fair Value of Stock and Option Awards ($)
				Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Stefano Pessina	SO	2/12/2016	2/12/2016								263,273	77.08	4,984,416
	PSP	2/12/2016	2/12/2016				32,545	65,090	97,635				5,017,137
George R. Fairweather	SO	11/1/2015	10/30/2015								84,466	84.68	1,650,466
	PSP	11/1/2015	10/30/2015				9,492	18,984	28,476				1,607,565
	MIP	10/30/2015	10/30/2015	488,559	977,118	1,954,236							
Alexander W. Gourlay	SO	11/1/2015	10/30/2015								84,466	84.68	1,650,466
	PSP	11/1/2015	10/30/2015				9,492	18,984	28,476				1,607,565
	MIP	10/30/2015	10/30/2015	497,822	995,643	1,991,286							
Ornella Barra	SO	11/1/2015	10/30/2015								84,466	84.68	1,650,466
	PSP	11/1/2015	10/30/2015				9,492	18,984	28,476				1,607,565
	MIP	10/30/2015	10/30/2015	503,039	1,006,077	2,012,154							
James A. Skinner	DSU	11/1/2015	11/1/2015							374			31,667
	RSU	2/12/2016	2/12/2016							77,841			5,999,984

❶ Includes stock options (SO), restricted stock units (RSU), performance shares (PSP) and deferred stock units (DSU) issued under the Omnibus Incentive Plan, and annual incentives paid under the MIP.

❷ These amounts represent the threshold, target, and maximum annual incentives under the MIP for 2016. The related performance targets and results are described under "Compensation Discussion and Analysis" above. For the MIP, the threshold award was set at 50% of the target award, and the maximum award was set at 200% of the target award. The actual earned awards under the MIP are included in the "Non-Equity Incentive Plan Compensation" column of the "2016 Summary Compensation Table" above.

❸ These share numbers represent the threshold, target, and maximum performance share awards for the 2016 through 2018 performance period. The threshold award was set at 50% of the target performance share award, and the maximum award was set at 150% of the target performance share award. The February 12, 2016 performance share award to Mr. Pessina is subject to pro-rated or accelerated vesting in certain circumstances, including if Mr. Pessina ceases to serve on the Board in certain circumstances.

❹ Represents the number of RSUs granted in 2016. The RSUs vest on the third anniversary of the grant date, subject to the satisfaction of performance criteria intended to comply with Section 162(m) of the Code and subject to forfeiture in certain circumstances and full or pro-rated accelerated vesting in certain circumstances, including upon ceasing to serve on the Board in certain circumstances. The DSUs were granted on November 1, 2015 as non-employee director compensation for the portion of 2015 for which Mr. Skinner served as a Non-Employee Director.

❺ Other than the award to Mr. Pessina, one-third of each of the stock option awards vests on each of the first, second and third anniversary of the grant date and the stock option awards expire on the tenth anniversary of the grant date. In the case of the stock option award to Mr. Pessina, the award vests on the third anniversary of the grant date, subject to forfeiture in certain circumstances and full or pro-rated accelerated vesting in certain circumstances, including if Mr. Pessina ceases to serve on the Board in certain circumstances, and expires on the tenth anniversary of the grant date.

❻ The exercise price for stock option awards is the per-share closing price of the Company's common stock on the grant date.

Outstanding Equity Awards at 2016 Year-End

The following table shows information regarding the outstanding equity awards held by each of the named executive officers as of August 31, 2016.

Name	Plan Awards ❶					Stock Awards			
	Option Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Un-exercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#) ❷	Market Value of Shares or Units of Stock That Have Not Vested ($) ❷	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Awards That Have Not Vested (#) ❸	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Awards That Have Not Vested ($) ❸
Stefano Pessina	2/12/2016	---	263,273	77.08	2/12/2026	96,500	7,788,520	65,090	5,253,414
George R. Fairweather	11/1/2015	---	84,466	84.68	11/1/2025	---	---	18,984	1,532,199
Alexander W. Gourlay	11/1/2015	---	84,466	84.68	11/1/2025	---	---	18,984	1,532,199
Ornella Barra	11/1/2015	---	84,466	84.68	11/1/2025	---	---	18,984	1,532,199
James A. Skinner	---	---	---	---	---	224,217	18,096,532	---	---

❶ Other than the February 12, 2016 award to Mr. Pessina, one-third of each of the stock option awards vests on each of the first, second and third anniversary of the grant date. In the case of the February 12, 2016 stock option award to Mr. Pessina, the award vests on the third anniversary of the grant date, subject to forfeiture in certain circumstances and full or pro-rated accelerated vesting in certain circumstances, including if Mr. Pessina ceases to serve on the Board in certain circumstances.

❷ Includes the number and value of the unvested RSUs awarded under the Omnibus Incentive Plan and includes dividend equivalents through August 31, 2016. The RSUs granted to Messrs. Pessina and Skinner on January 15, 2015 vest on the third anniversary of the grant date, subject to forfeiture or accelerated vesting in certain circumstances, including accelerated vesting if Mr. Skinner or Mr. Pessina, respectively, ceases to serve on the Board in certain circumstances. The RSUs granted to Mr. Skinner on February 12, 2016 (which consists of 78,932 shares underlying the award, including dividend equivalents) vest on the third anniversary of the grant date, subject to forfeiture in certain circumstances or full or pro-rated accelerated vesting in certain circumstances, including if Mr. Skinner ceases to serve on the Board in certain circumstances. For Mr. Skinner, also includes 76,356 DSUs outstanding as of August 31, 2016. These DSUs will be settled in cash following Mr. Skinner's termination of service as a director in accordance with the terms and conditions of the Omnibus Incentive Plan, subject to his election options relating to the timing and form of payment.

❸ Represents the number and value of performance shares based on the target performance level. As described in "Compensation Discussion and Analysis" above, the 2016 performance shares will vest, if at all, based on the Company's cumulative Adjusted EPS performance over the 2016-2018 performance cycle. The February 12, 2016 performance share award to Mr. Pessina is subject to pro-rated or accelerated vesting in certain circumstances, including if Mr. Pessina ceases to serve on the Board in certain circumstances.

Pension Benefits

The following table shows information regarding the estimated present value of accumulated pension benefits for Mr. Gourlay and Ms. Barra. In connection with the Second Step Transaction, the Company assumed certain of Alliance Boots' defined benefit pension plans. The principal defined benefit pension plan is the Boots Pension Plan, which covers certain employees in the United Kingdom. The Boots Pension Plan is a funded final salary defined benefit plan providing a retirement pension and a dependent's pension on the death of the participant. The Boots Pension Plan was closed to future accruals effective June 30, 2010, with benefits calculated by reference to pensionable salaries as of that date. The plan is subject to an actuarial funding valuation on a triennial basis. The Company also assumed two smaller defined benefit plans in the United Kingdom, the Boots Supplementary Pension Plan and the Boots Additional Pension Arrangement, both of which were also closed to future accruals effective June 30, 2010. These plans were intended to supplement the benefits provided under the Boots Pension Plan for eligible senior employees of Alliance Boots. Finally, the Company also assumed the Alliance UniChem Plan, a hybrid plan which has a defined contribution approach to underpin a target defined benefit. The Alliance UniChem Plan was also closed to future accruals effective June 30, 2010.

Benefits under these plans are payable upon retirement (age 60 under all plans) or death or, in certain cases, upon early retirement. Participants in the Boots Pension Plan and Boots Supplementary Pension Plan have the option of receiving a portion of their pension as a tax-free cash sum upon retirement. Participants in the Boots Additional Pension Arrangement and the Alliance UniChem Plan are paid their benefit as a single lump sum. Even though these plans are closed to future accruals, the present value of accumulated benefits can fluctuate significantly from year to year based on changes in the underlying actuarial pension assumptions.

Other than Mr. Gourlay and Ms. Barra, no other named executive officer is a participant in these plans.

Name	Plan Name	Number of Years of Service Credit (# of years)	Present Value of Accumulated Benefit ($) ❶	Payments During Last Year ($)
Alexander W. Gourlay	Boots Pension Plan	25.5	4,583,600	0
	Boots Supplementary Pension Plan	5.7	123,102	0
	Boots Additional Pension Plan	1.7	4,890,046	0
Ornella Barra	Alliance UniChem Plan	11.5	8,149,641	0

❶ These values were converted from British Pounds Sterling to U.S. Dollars using the exchange rate as of August 31, 2016, the last day of the Company's fiscal year (£1=$1.3096), which is also the date as of which the pension present values were calculated. Prior to such conversion, these values in British Pounds Sterling were £3,500,000, £94,000, and £3,734,000, respectively, for Mr. Gourlay; and £6,223,000 for Ms. Barra.

Potential Payments Upon Termination or Change in Control

The information below describes the compensation and benefits payable to each of the named executive officers in the event of termination of employment as of the last day of 2016. The actual amounts to be paid under any of the scenarios can only be determined at the time of the named executive officer's actual separation from the Company. Furthermore, the Compensation Committee retains discretion to provide additional benefits to senior executives upon termination or resignation if it determines the circumstances so warrant.

Upon termination of employment for any reason, each named executive officer will be entitled to receive amounts earned during his or her employment. These amounts may include:

• any earned awards that are not yet paid, including unpaid approved awards under the MIP for the completed fiscal year;

• vested stock options;

• accrued benefits under certain legacy Alliance Boots pension plans;

• earned but unused vacation pay and paid time off (PTO); and

• base salary earned through the date of termination.

Unless otherwise noted, the information below also does not include amounts earned for 2016 that are shown in the "2016 Summary Compensation Table" above.

Walgreens Boots Alliance

Mr. Pessina. Mr. Pessina's sole compensation in 2015 and 2016 consisted of (1) the RSU award issued in January 2015 and (2) the stock option and performance share awards issued in February 2016, in each case as reflected in the "2016 Summary Compensation Table" and related tables above. Upon termination of employment as of the last day of 2016, the exclusive benefits provided to Mr. Pessina would be: (1) full accelerated vesting of the RSU award in the following circumstances: disability or death; retirement from the Board; or termination of service initiated by the Company other than for cause within one year after a change in control of the Company; (2) full accelerated vesting of the stock option award in the following circumstances: disability or death; or termination of service initiated by the Company other than for cause within one year after a change in control of the Company, and pro-rated accelerated vesting of the stock option award upon retirement from the Board; and (3) full vesting of the performance share award in the following circumstances: disability or death, and pro-rated vesting of the performance share award in the following circumstances: retirement from the Board or termination of service initiated by the Company other than for cause within one year after a change in control of the Company. In each case except for termination following a change in control, the actual performance shares earned is based on Company performance and settled at the end of the performance period. In the event of termination following a change in control, the pro-rated performance shares are payable at target and settled in case within 45 days of termination of service. See the table below for the value of these equity awards upon each of the scenarios shown. Mr. Pessina is eligible to participate in the Change in Control Plan based on his position with the Company; however, because he has no annual salary and does not participate in the MIP, he would not be entitled to benefits under the plan in the event of termination of service.

Mr. Skinner. As Executive Chairman, Mr. Skinner's sole compensation in 2015 and 2016 consisted of the RSU awards issued in January 2015 and February 2016, as reflected in the "2016 Summary Compensation Table" and related tables above. Mr. Skinner does not participate in any of the Company's employee benefit plans, including the Change in Control Plan. As a result, upon termination of employment as of the last day of 2016, the exclusive benefit provided to Mr. Skinner would be full vesting of these RSU awards under the following circumstances: disability or death; retirement from the Board; or termination of service initiated by the Company other than for cause within one year after a change in control of the Company, except that the RSU award issued in February 2016 would vest on a pro-rated basis if retirement occurs within twelve months of the grant date. See the table below for the value of these equity awards upon each of the scenarios shown.

Messrs. Fairweather and Gourlay and Ms. Barra. Each of Messrs. Fairweather and Gourlay and Ms. Barra has an employment agreement that sets forth potential payments to be made upon qualifying termination events. Because of the existence of these employment agreements, none of Messrs. Fairweather or Gourlay or Ms. Barra is eligible for benefits under the Change in Control Plan. Certain amounts would be paid in British Pounds Sterling; amounts shown in U.S. Dollars are based on the average exchange rate during 2016 of approximately £1=$1.4424.

In the case of Mr. Gourlay, the information below does not include benefits to be paid pursuant to the Boots Pension Plan, Boots Supplementary Pension Plan and Boots Additional Pension Arrangement, as these account balances and benefits are earned and payable, and the aggregate payment amounts will not vary based on the reason for termination of employment. The current actuarial value of accumulated benefits under the Boots Pension Plan, Boots Supplementary Pension Plan and Boots Additional Pension Arrangement as of the end of 2016 is included in the Pension Benefits table above.

Mr. Fairweather may be terminated for cause (as specified in his employment agreement) and would receive no payments. Termination by the Company not for cause or resignation by Mr. Fairweather requires twelve months' notice; accordingly, Mr. Fairweather would be entitled to his base salary and cash payment in lieu of participation in a defined contribution plan of £952,266 ($1,373,548) during this notice period; provided that the Company may terminate Mr. Fairweather's employment immediately and pay such amounts in monthly installments through the end of the notice period. No additional payments would be made to Mr. Fairweather were his termination to occur in connection with a change in control. In the event of a termination due to permanent disability or death as a result of an accident, Mr. Fairweather would receive three times his base salary pursuant to a personal accident insurance policy, which equals £2,040,570 ($2,943,318). Upon death while employed, a lump sum death benefit of £3,400,950 ($4,905,530) would be payable (pursuant to a life insurance policy paid for by the Company), which represents five times Mr. Fairweather's base salary.

Mr. Gourlay may be terminated for cause (as specified in his employment agreement) or upon his 65th birthday and would receive no payments. Termination by the Company not for cause or resignation by Mr. Gourlay requires twelve months' notice; accordingly, Mr. Gourlay would be entitled to his base salary of £704,330 ($1,015,925) during this notice period; provided that the Company may terminate Mr. Gourlay's employment immediately and pay his base salary in monthly installments through the earlier of the end of the notice period or until Mr. Gourlay were to find alternative employment. No additional payments would be made to Mr. Gourlay were his termination to occur in connection with a change in control. In the event of a termination due to permanent disability or death as a result of an accident, Mr. Gourlay would receive three times his base salary pursuant to a personal accident insurance policy, which equals £2,112,990 ($3,047,777). Upon death while employed, a lump sum death benefit of £3,521,650 ($5,079,628) would be payable (pursuant to a life insurance policy paid for by the Company), which represents five times Mr. Gourlay's base salary.

Ms. Barra may be terminated for cause (as specified in her employment agreement) and would receive no payments. Termination by the Company not for cause or resignation by Ms. Barra requires twelve months' notice; accordingly, Ms. Barra would be entitled to her base salary of £704,330 ($1,015,925) during this notice period; provided that the Company may terminate Ms. Barra's employment immediately and pay her base salary in monthly installments through the earlier of the end of the notice period or until Ms. Barra were to find alternative employment. No additional payments would be made to Ms. Barra were her termination to occur in connection with a change in control. In the event of a termination due to permanent disability or death as a result of an accident, Ms. Barra would receive three times her base salary pursuant to a personal accident insurance policy, which equals £2,112,990 ($3,047,777). Upon death while employed, a lump sum death benefit of £3,521,650 ($5,079,628) would be payable (pursuant to a life insurance policy paid for by the Company), which represents five times Ms. Barra's base salary.

In addition to the benefits described above, each of Messrs. Fairweather and Gourlay and Ms. Barra hold stock

option and performance share awards issued in November 2015. Upon termination of employment as of the end of 2016, these awards would be forfeited, except in the following circumstances:

- In the event of death while employed, or termination due to disability, then he or she receives the following benefits with respect to these equity awards:
  — vesting of the stock options is accelerated, and the vested option remains exercisable until one year from the date of death or disability; and
  — full vesting of performance shares earned (based on performance as of the end of the performance period) and distributed at the same time performance shares are distributed to other participants.

- In the event of involuntary termination without cause within one year following a change in control, then he or she receives the following benefits with respect to these equity awards:
  — vesting of the stock options is accelerated, and the vested option remains exercisable until 90 days from the date of employment termination; and
  — pro-rated vesting of the target level of performance shares, with the value of such target performance shares distributed in cash following such termination of employment.

Outstanding Equity Awards. The table below shows the value of the equity awards held by each of the named executive officers under each of the scenarios listed. The amounts shown in the table assume that each such named executive officer's last day worked was August 31, 2016. For termination following a chance in control, it is assumed that the change in control and termination of employment occurred simultaneously as of August 31, 2016.

	Stock Options ($) ❶	Performance Shares ($) ❷	Restricted Stock Units ($) ❸
Stefano Pessina			
Involuntary Termination for Cause	---	---	---
Involuntary Termination Not for Cause	---	---	---
Retirement from the Board	$159,280	$927,073	$7,788,529
Other Voluntary Termination	---	---	---
Change in Control	$955,681	$927,073	$7,788,529
Termination due to Disability	$955,681	$5,253,414	$7,788,529
Termination due to Death	$955,681	$5,253,414	$7,788,529
James A. Skinner			
Involuntary Termination for Cause	---	---	---
Involuntary Termination Not for Cause	---	---	---
Retirement from the Board	---	---	$6,625,010
Other Voluntary Termination	---	---	---
Change in Control	---	---	$11,933,823
Termination due to Disability	---	---	$11,933,823
Termination due to Death	---	---	$11,933,823
George Fairweather, Alexander W. Gourlay and Ornella Barra			
Involuntary Termination for Cause	---	---	---
Involuntary Termination Not for Cause	---	---	---
Voluntary/Retirement	---	---	---
Change in Control	$0	$450,647	---
Termination due to Disability	$0	$1,532,199	---
Termination due to Death	$0	$1,532,199	---

❶ The amounts shown in this column reflect the value of unvested stock options that become vested in full or in part upon the various termination of employment scenarios. All such stock options are included in the Outstanding Equity Awards at 2016 Year-End table above. Where the value shown is $0, accelerated vesting would occur, but the applicable stock option exercise price is higher than the Company's closing stock price on August 31, 2016 ($80.71). The value shown for Mr. Pessina for retirement from the Board is pro-rated pursuant to the terms of the applicable stock option award agreements.

❷ The amounts shown in this column reflect the value of performance shares at target performance for the 2016 grants in each of the scenarios listed based on the extent to which such performance shares become vested as of termination of employment. All such performance shares are included in the Outstanding Equity Awards at 2016 Fiscal Year-End table above. The value shown for Mr. Pessina for retirement from the Board, and for all named executive officers for a change in control (other than for Mr. Skinner) is pro-rated pursuant to the terms of the applicable performance share award agreements.

❸ The amounts shown in this column reflect the value of RSUs granted in 2015 and 2016 in each of the scenarios listed based on the extent to which such RSUs become vested as of termination of employment. All such RSUs are included in the Outstanding Equity Awards at 2016 Year-End table above. The value shown for Mr. Skinner for retirement from the Board is pro-rated for one of the component RSU awards pursuant to the terms of the applicable RSU award agreement.

Other. In addition to the compensation and benefits described above, (1) if any named executive officer retires after reaching the age of 55 and achieves at least 10 years of service with the Company or its subsidiaries, or (2) in the event of the death of a named executive officer while employed, or the termination of a named executive officer due to disability, such named executive officer would receive a pro-rated award under the MIP for the final partial year of participation.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information, as of the Record Date, concerning the ownership of common stock by each person who is known by the Company to beneficially own more than 5% of the Company's common stock, by each director and director nominee, by each named executive officer set forth above, and by all current directors and executive officers as a group. Beneficial ownership is determined according to the rules of the SEC and generally includes any shares over which a person possesses sole or shared power to vote or to direct the disposition of, as well as any shares that such person has the right to acquire within 60 days, including through the exercise of options or other rights. Under these rules, the same shares may be beneficially owned by more than one person if there is shared power to vote and/or shared power to direct the disposition of the shares. Except as otherwise noted, to the Company's knowledge, the persons named possessed sole voting and investment power over such shares, and such shares are not subject to any pledge.

Name	Shares of Common Stock Owned [1]	Options Currently Exercisable or Exercisable Within 60 Days	Total Shares of Common Stock Beneficially Owned [1]	Percent of Class
The Vanguard Group [2]	55,503,804	---	55,503,804	5.1%
Janice M. Babiak [3]	---	---	---	*
Ornella Barra	1,573,438	28,127	1,601,565	*
David J. Brailer [3]	5,167	---	5,167	*
George R. Fairweather [4]	13,867	28,127	41,994	*
William C. Foote [3]	24,623	---	24,623	*
Alexander W. Gourlay	734,389	28,127	762,516	*
Ginger L. Graham [3]	---	---	---	*
John A. Lederer [3]	30,000	---	30,000	*
Dominic P. Murphy [3]	798	---	798	*
Stefano Pessina [1] [5]	142,992,525	---	142,992,525	13.3%
Leonard D. Schaeffer [3] [6]	1,659	---	1,659	*
Nancy M. Schlichting [3]	7,272	---	7,272	*
James A. Skinner [1] [3]	590	---	590	*
All current directors and executive officers as a group (16 individuals) [1] [3] [7]	145,920,090	167,810	146,087,900	13.5%

*Less than 1% of the Company's outstanding common stock.

1 Does not include shares underlying RSUs and RSUs credited as dividends on RSUs issued under equity incentive plans that do not vest within 60 days of the Record Date. The table below presents such unvested RSUs separately and, in total with beneficially owned stock, as of the Record Date for each named executive officer then serving, each director, and all current directors and executive officers as a group. on the basis of the aggregate incremental cost to the Company.

Name	Restricted Stock Units	Shares of Common Stock Beneficially Owned	Total
Stefano Pessina	96,931	142,992,525	143,089,456
James A. Skinner	235,144	590	235,734
All current directors and executive officers as a group (16 individuals)	347,059	146,087,900	146,434,959

2 Represents shares of the Company's common stock beneficially owned as of December 31, 2015, based on a Schedule 13G/A filed on February 10, 2016 by The Vanguard Group. In such filing, The Vanguard Group lists its address as 100 Vanguard Blvd., Malvern, PA 19355, and indicates that it has sole voting power with respect to 1,609,520 shares of the Company's common stock, shared voting power with respect to 86,800 shares of the Company's common stock, sole dispositive power with respect to 53,815,310 shares of the Company's common stock, and shared dispositive power with respect to 1,688,294 shares of the Company's common stock.

3 Does not include DSUs issued under the Omnibus Incentive Plan and the former Nonemployee Director Stock Plan. The table below shows units held separately, and in total with beneficially owned stock, by (a) each Non-Employee Director who held DSUs as of the Record Date and (b) Mr. Skinner, who was a Non-Employee Director until his appointment as Executive Chairman in January 2015).

Name	Deferred Stock Units	Shares of Common Stock Beneficially Owned	Total
Janice M. Babiak	13,052	---	13,052
David J. Brailer	24,255	5,167	29,422
William C. Foote	47,046	24,623	71,669
Ginger L. Graham	23,562	---	23,562
John A. Lederer	5,335	30,000	35,335
Dominic P. Murphy	14,109	798	14,907
Leonard D. Schaeffer	3,256	1,659	4,915
Nancy M. Schlichting	53,487	7,272	60,759
James A. Skinner	76,699	590	77,289

4 Does not include 513,563 shares beneficially owned by Mr. Fairweather's wife. Mr. Fairweather disclaims any beneficial interest in these shares.

5 Represents shares of the Company's common stock beneficially owned as of November 4, 2016, based on a Schedule 13D/A jointly filed on November 4, 2016 by Alliance Santé Participations S.A. ("ASP"), NEWCIP S.A. ("NEWCIP") and Mr. Pessina. In such filing, each of ASP and NEWCIP's address is listed as 14, avenue du X Septembre, L-2550, Luxembourg, Grand Duchy of Luxembourg.

Such filing indicates that ASP has sole voting power and sole dispositive power with respect to 142,992,525 shares of the Company's common stock, that NEWCIP is the sole shareholder of ASP, and that Mr. Pessina holds 100% voting control over NEWCIP. Accordingly, each of NEWCIP and Mr. Pessina may be deemed to be the beneficial owner of the 142,992,525 shares of the Company's common stock held directly and of record by ASP.

(6) Shares are held by family trusts for which Mr. Schaeffer serves as co-trustee and over which he shares voting and investment control, and, in the case of one of the trusts, was a grantor and is a beneficiary.

(7) Does not include an aggregate of 527,680 shares held by family members of current executive officers or directors, the beneficial ownership of which has been disclaimed by such executive officers or directors

....

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's executive officers and directors, and persons who beneficially own more than 10% of the Company's common stock, to file initial reports of ownership and changes in ownership with the SEC. The SEC has established specific due dates for these reports, and the Company is required to disclose in this Proxy Statement any known late filings or failures to file. Based on a review of such forms furnished to the Company and written representations from the Company's executive officers and directors, the Company believes that during 2016 all required reports were filed in a timely manner and disclosed all required transactions.

Equity Compensation Plans

The following table summarizes information about the Company's common stock that may be issued upon the exercise of options, warrants, and rights under all of its equity compensation plans as of August 31, 2016.

Name	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ❶ (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans Excluding Securities Reflected in Column (a) (c)
Equity compensation plans approved by security holders ❷	18,579,573	$53.62	56,855,598
Equity compensation plans not approved by security holders ❸	2,639,107	$27.76	---
Total:	21,218,680 ❹	$50.02	56,855,598

❶ Weighted average exercise price of outstanding options only. RSUs and performance shares do not have an exercise price and, accordingly, are not included in this calculation.

❷ The Company has two active equity incentive plans, both of which have been approved by its stockholders: the Omnibus Incentive Plan and the Employee Stock Purchase Plan (formerly called the 1982 Employees Stock Purchase Plan) (the "Employee Stock Purchase Plan"). As of August 31, 2016, the Company also had outstanding equity awards that may be settled for shares of common stock under two other plans approved by its stockholders: the Executive Stock Option Plan (the "Former Option Plan") and the Long-Term Performance Incentive Plan (the "Former Incentive Plan").

The Omnibus Incentive Plan provides for incentive compensation to the Non-Employee Directors, officers and employees and permits various stock-based awards including, but not limited to, stock options, restricted stock, RSUs, performance shares, performance units and stock appreciation rights. Pursuant to the Omnibus Incentive Plan, the number of authorized shares under the plan is reduced at two different rates depending on the type of award. Each share of common stock issuable upon the exercise of stock options or stock appreciation rights reduces the number of shares available for future delivery under the Omnibus Incentive Plan by one share, while each share of common stock issued pursuant to "full value awards" reduces the number of shares available for future delivery by three shares. "Full value awards" are awards, other than stock options, stock appreciation rights and awards where the participant has directly or indirectly paid the intrinsic value of the award, that are settled by the issuance of shares of common stock, including RSUs and performance shares. Awards that do not entitle the holder to receive or purchase shares, awards that are settled in cash, and awards that are granted in substitution for awards under a plan of an acquired entity are not counted against the aggregate number of shares available for issuance under the Omnibus Incentive Plan. As of August 31, 2016, 43,804,498 shares were available for future issuance under this plan.

The Employee Stock Purchase Plan is a tax-qualified Code Section 423 stock purchase plan under which eligible Company employees are permitted to purchase shares of the Company's common stock at a 10% discount. As of August 31, 2016, 13,051,100 shares were available for future issuance under this plan.

Former Plans: The Omnibus Incentive Plan consolidated into a single plan several previously existing equity compensation plans: the Former Option Plan, the Former Incentive Plan, the Broad Based Employee Stock Option Plan and the Nonemployee Director Stock Plan (collectively, the "Former Plans"). Following shareholder approval on January 9, 2013, the effective date of the Omnibus Incentive Plan, no further grants may be made under the Former Plans and shares that were available for issuance under the Former Plans and not subject to outstanding awards became available for issuance (in addition to newly authorized shares) under the Omnibus Incentive Plan. Pursuant to the Omnibus Incentive Plan, shares that are subject to outstanding awards under the Omnibus Incentive Plan, Former Plans and the former Share Walgreens Stock Purchase/Option Plan that subsequently are cancelled, forfeited, lapsed or are otherwise terminated or settled without a distribution of shares become available for awards under the Omnibus Incentive Plan. The Former Option Plan was an incentive compensation plan that permitted the grant of incentive stock options and nonqualified stock options to eligible employees. The Former Incentive Plan was an incentive compensation plan that permitted the grant of restricted stock, RSUs, performance units and performance shares. For additional information about the Company's equity compensation plans, see Note 14 to the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 2016.

❸ The Company has equity awards that may be settled for shares of its common stock outstanding under the former Share Walgreens Stock Purchase/Option Plan (the "Former Share Walgreens Plan") and under certain equity compensation plans and awards assumed by the Company in connection with its acquisition of drugstore.com, inc. in June 2011 that were not approved by the Company's stockholders. The Former Share Walgreens Plan expired on September 30, 2012. As a result, no further awards may be granted under that plan.

The Former Share Walgreens Plan was a stock purchase and stock option incentive compensation plan that allowed eligible non-executive employees to buy stock (up to a specified percentage of base annual salary) during specific periods. For each share of common stock an employee purchased through the plan, the employee received from one to three options to purchase additional shares at a fixed price. The determination of the number of options was a function of the degree to which the Company attained pre-established performance goals. For options granted prior to October 1, 2005, the option price equaled the lesser of: (a) the average of the fair market value of a share of common stock on each of the first five trading days during the applicable period, or (b) the average of the fair market value of a share of common stock on each of the last five trading days during such period, with a floor price of not less than 15% of the fair market value of the stock on the last trading day of the applicable period. For options granted on or after October 1, 2005, the option price is the closing price of a share of common stock on the grant date. There is a two-year holding period on purchased shares, and, for grants made on or after October 31, 2008, options may be exercised after a three-year period. Unexercised options expire 10 years after the date of the grant, subject to earlier termination if the optionee's employment ends. The outstanding options under this plan as of August 31, 2016 are reflected in the above table.

The above table does not include equity awards that have been assumed by the Company in connection with the acquisition of other companies. As of August 31, 2016, an additional 9,404 shares of the Company's common stock were subject to outstanding stock options assumed in connection with acquisitions of other companies, including options to acquire an aggregate of 5,359 shares with a weighted-average exercise price of $18.13 per share and stock appreciation rights with respect to an aggregate of 4,045 shares with a weighted-average exercise price of $32.70 per share. No additional awards may be granted under the drugstore.com plans.

❹ Comprised of options to acquire 18,973,762 shares, 939,149 shares subject to outstanding RSU awards and 1,305,769 shares subject to outstanding performance share awards. The number of performance shares indicated reflects the target amount awarded for awards outstanding as of August 31, 2016; the actual number of shares issued will range between 0% and 150% of the target amount for awards granted in 2014, 2015 and 2016 based upon the Company's performance relative to the applicable goals as determined by the Compensation Committee following the end of the applicable performance period.

Proposal No. 3:

Ratification of the Appointment of Deloitte & Touche LLP as the Independent Registered Public Accounting Firm

The Audit Committee has re-appointed Deloitte & Touche LLP ("Deloitte") as the Company's independent registered public accounting firm and as auditors of the Company's consolidated financial statements for 2017. Deloitte has served as the Company's independent registered public accounting firm since May 2002. The Audit Committee reviews the performance of the independent registered public accounting firm annually.

At the Annual Meeting, stockholders are being asked to ratify the appointment of Deloitte as the Company's independent registered public accounting firm for 2017. In the event of a negative vote on this proposal, the Audit Committee will reconsider its selection. Even if this appointment is ratified, the Audit Committee may,

in its discretion, direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interests of the Company and its stockholders. Representatives of Deloitte are expected to be present at the Annual Meeting, will have an opportunity to make a statement if they desire to do so, and will be available to respond to questions.

The Board unanimously recommends that stockholders vote "FOR" the approval of this proposal. Proxies solicited by the Board will be so voted unless stockholders specify a contrary choice in their voting instructions.

Independent Registered Public Accounting Firm Fees and Services

The following table shows the fees for audit and other services provided by Deloitte for 2016 and 2015.

	2016 ($)	2015 ($)
Audit Fees ❶	9,356,200	13,387,000
Audit-Related Fees ❷	531,600	983,000
Tax Fees: ❸		
Compliance ❹	485,000	1,052,000
Planning and Advice ❺	2,701,000	1,683,000
All Other Fees ❻	320,000	---
Total:	**13,393,800**	**17,105,000**

❶ Audit fees relate to professional services rendered in connection with the audit of the Company's annual financial statements and internal control over financial reporting; quarterly review of financial statements included in the Company's Quarterly Reports on Form 10-Q, and audit services provided in connection with other statutory and regulatory filings.

❷ Audit-related fees relate to professional services that are reasonably related to the performance of the audit or review of the Company's financial statements.

❸ Tax fees relate to professional services rendered in connection with assistance with tax return preparation, tax audits, tax compliance, and tax consulting and planning services. Total tax fees were $3,186,000 in 2016 and $2,735,000 in 2015.

❹ Includes assistance with tax return preparation and related compliance matters, including accounting methods and tax credits.

❺ Includes tax planning advice and assistance with tax audits.

❻ All other fees relate to professional services not included in the categories above, including services related to strategic advisory services.

Pre-Approval of Services Provided by the Independent Registered Public Accounting Firm

The Audit Committee is responsible for appointing, setting compensation for and overseeing the work of the Company's independent registered public accounting firm. In addition, it has established a policy concerning the pre-approval of services performed by the Company's independent registered public accounting firm. Each proposed engagement not specifically identified by the SEC as impairing independence is evaluated for independence implications prior to entering into a contract with the independent registered public accounting firm for such services. The Audit Committee has approved in advance certain permitted services whose scope is consistent with auditor independence. These services are: (i) audits or reviews of subsidiaries that are filed with government and regulatory bodies and similar reports; (ii) services associated with SEC registration statements, other documents filed with the SEC or other documents issued in connection with securities offerings (for example, comfort letters or consents) and assistance in responding to SEC comment letters; (iii) consultations to management as to the accounting or disclosure of transactions or events and/or the actual or potential impact of final or proposed rules,

standards, or interpretations by the SEC, Public Company Accounting Oversight Board ("PCAOB") or other regulatory or standard setting bodies; (iv) audits of employee benefit/pension plans; and (v) annual revenue certifications prepared for regulatory or commercial purposes.

If the project is in a permitted category, then it is considered pre-approved by the Audit Committee. All other services require specific pre-approval by the Audit Committee. Such engagements with total fees less than $100,000 require the approval of one member of the Audit Committee. Such engagements with total fees greater than $100,000 require the approval of the full Audit Committee. On a quarterly basis, the Audit Committee reviews a summary listing of service fees, along with a description of the nature of the engagement.

All audit, audit-related and tax services performed by the independent registered public accounting firm for the Company and its consolidated subsidiaries in 2016 were pre-approved by the Audit Committee in accordance with the regulations of the SEC. The Audit Committee considered and determined that the provision of non-audit services during 2016 was compatible with maintaining auditor independence.

Audit Committee Report

The following Audit Committee Report shall not be deemed to be incorporated by reference into any filing made by the Company under the Securities Act or the Exchange Act, notwithstanding any general statement contained in any such filing incorporating this Proxy Statement by reference, except to the extent the Company incorporates such report by specific reference.

The Audit Committee comprises the four members named below. The Board has determined that each member satisfies the independence, financial literacy and other requirements in the listing standards of The NASDAQ Global Select Market and applicable securities laws. Each member is also an "audit committee financial expert" as defined by the SEC. As described above under "The Board of Directors, Board Committees and Corporate Governance—

Governance Policies," the Audit Committee operates under a written charter adopted by the Board.

The purpose of the Audit Committee includes assisting the Board in the oversight and monitoring of the Company's:

- financial statements and other financial information;
- independent registered public accounting firm;
- internal audit department;
- compliance department;
- systems of internal controls (including those specific to technology and cybersecurity) and accounting policies established by its management and the Board; and
- enterprise risk management.

 

At least annually, the Audit Committee reviews the Company's independent registered public accounting firm to decide whether to retain such firm on behalf of the Company. Deloitte has been the Company's independent registered public accounting firm (including its predecessor Walgreens) since May 2002.

When conducting its latest review of Deloitte, the Audit Committee actively engaged with Deloitte's engagement partners and senior leadership where appropriate and considered, among other factors:

- the professional qualifications of Deloitte and that of the lead audit partner and other key engagement partners relative to the current and ongoing needs of the Company;

- Deloitte's historical and recent performance on the Company's audits, including the extent and quality of Deloitte's communications with the Audit Committee related thereto;

- the appropriateness of Deloitte's fees relative to both efficiency and audit quality;

- Deloitte's independence policies and processes for maintaining its independence;

- Deloitte's tenure as the Company's independent registered public accounting firm and its related depth of understanding of the Company's businesses, operations and systems and the Company's accounting policies and practices;

- Deloitte's capability, expertise and efficiency in handling the breadth and complexity of the Company's operations across the globe;

- Deloitte's demonstrated professional integrity and objectivity, which is furthered by the Audit Committee-led process to rotate and select the lead audit partner and other key engagement partners at least every five years or as otherwise required by applicable law or regulation, and which was done most recently in 2016; and

- the relative benefits, challenges, overall advisability and potential impact of selecting a different independent public accounting firm.

Deloitte provided the Audit Committee with the written disclosures and the letter required by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") regarding Deloitte's communications with the Audit Committee concerning independence, and the Audit Committee has discussed and confirmed with Deloitte its independence.

As a result of this evaluation, the Audit Committee approved the appointment of Deloitte as the Company's independent registered public accounting firm for the year ending August 31, 2017, subject to stockholder ratification.

In addition to its appointment, the Audit Committee is directly responsible for the oversight, compensation (including negotiation of audit fees) and retention of the Company's independent registered public accounting firm. The Audit Committee regularly monitors the audit, audit-related, tax and non-audit services provided by the Company's independent registered public accounting firm, specifically considering any potential challenges to auditor independence in the short and long-term. The applicable Company policy requires the Audit Committee to approve, in advance, certain audit and permissible non-audit services to be performed by the Company's independent registered public accounting firm in excess of certain amounts. Changes in audit and other permissible fees between years generally reflect significant acquisitions and divestitures, macro-economic factors, changes in systems and business prospects, or other factors that create efficiencies or disruptions for the Company.

The Company's management is responsible for the Company's internal control over financial reporting, the financial reporting process, and the preparation of the Company's financial statements. Deloitte is responsible for performing an independent audit of the Company's financial statements and of the effectiveness of the Company's internal control over financial reporting, in accordance with auditing standards promulgated by the PCAOB, and expressing opinions on the conformity of the financial statements with accounting principles generally accepted in the United States and the Company's effectiveness of internal control over financial reporting. The Audit Committee does not itself prepare the Company's financial statements or perform audits, and its members are not auditors or certifiers of such financial statements.

In performing its monitoring and oversight function, the Audit Committee has established procedures to receive and track the handling of complaints regarding accounting, internal control and auditing matters. The Audit Committee regularly meets with the Company's management, including its General Auditor, and has regular private sessions with the General Auditor without other members of management present. The Audit Committee also regularly meets with Deloitte, with and without members of the Company's management present.

The Audit Committee reviewed and discussed the Company's financial statements with management, including its General Auditor, as well as with Deloitte. The Audit Committee discussed with Deloitte the quality of the Company's accounting principles; the reasonableness of its critical accounting estimates and judgments; and the disclosures in its financial statements, including disclosures relating to significant accounting policies. The Audit Committee also discussed with Deloitte significant disputes with management, if any, as well as the matters required to be disclosed by Auditing Standard No. 1301, "Communications with Audit Committees," as adopted by the PCAOB. The Audit Committee relies, without independent verification, on the information provided to it and on the representations made by the Company's management, including its General Auditor, as well as by Deloitte.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 2016.

Audit Committee
Janice M. Babiak, Chair
David J. Brailer
Ginger L. Graham
Nancy M. Schlichting

Proposal No. 4:

Approval of the Material Terms of the Performance Measures Under the Walgreens Boots Alliance, Inc. Amended and Restated 2011 Cash-Based Incentive Plan

At the Annual Meeting, stockholders are being asked to approve the material terms of the performance measures used for incentive compensation awarded under the Walgreens Boots Alliance, Inc. Amended and Restated 2011 Cash-Based Incentive Plan (as amended and restated, the "Incentive Plan"), in accordance with Section 162(m) of the Code. The Incentive Plan was most recently approved by stockholders on January 11, 2012. Stockholders are being asked to approve the material terms of the performance measures under the Incentive Plan so that certain compensation paid under the Incentive Plan may qualify as performance-based compensation under Section 162(m) of the Code, assuming other applicable regulatory requirements are satisfied.

The Incentive Plan will allow the Incentive Plan Committee (as defined below) to utilize specified performance measures (as more fully described below) when determining awards under the Incentive Plan. Section 162(m) of the Code limits the deduction for federal income tax purposes of compensation for the chief executive officer and the three other most highly compensated executive officers (other than the chief financial officer) as of the last day of a company's taxable year (collectively, the "162(m) covered employees") to $1 million per year, unless such compensation qualifies as "performance-based compensation" under Section 162(m) of the Code. Various requirements must be satisfied in order for compensation paid to the 162(m) covered employees to qualify as performance-based compensation within the meaning of Section 162(m) of the Code. One such requirement is that the compensation must be paid based upon the attainment of performance measures established by a committee of board members, or a subcommittee thereof, meeting

the definition of "outside director" as defined in Section 162(m) of the Code. In addition, the measures established by such a committee must be based upon performance measures, the material terms of which are approved by the stockholders at least once every five years. For purposes of Section 162(m) of the Code, the material terms of the performance measures under which compensation may be paid include (i) the employees eligible to receive compensation, (ii) a description of the business criteria on which the performance measures are based, and (iii) the maximum amount of compensation that can be paid to an employee with respect to the achievement of the performance measures. Each of these aspects of the Incentive Plan is discussed below.

The Company is accordingly requesting that its stockholders approve the material terms of the performance measures for the Incentive Plan in accordance with Section 162(m) of the Code. If stockholders do not approve the material terms of the performance measures in accordance with Section 162(m) of the Code, then the Compensation Committee will re-evaluate the Company's executive compensation program in order to continue to provide compensation designed to attract, retain and motivate the Company's executive officers.

A full copy of the Incentive Plan is attached as Exhibit A. The following is a summary of the material terms of the Incentive Plan. Since the terms of the Incentive Plan are more detailed than the information contained in the below summary, the summary is qualified by reference to the full text of the Incentive Plan.

....
Material Terms of the Performance Measures

Eligibility

Persons eligible to participate in the Incentive Plan include all officers and key employees of the Company or any of its subsidiaries or affiliates, as determined by the Incentive Plan Committee. For 2017, the Incentive Plan Committee determined that all officers and employees serving the Company at the Senior Vice President level or above are key employees for purposes of the Incentive Plan. Accordingly, as of September 1, 2016, approximately 38 Senior Vice President and above employees were eligible to participate in the Incentive Plan.

Performance Measures

For each award granted under the Incentive Plan to a 162(m) covered employee that is intended to qualify as performance-based compensation under Section 162(m) of the Code, the Incentive Plan Committee will establish performance goals based on one or more of the following performance measures: net earnings, net income or consolidated net income (before or after taxes); earnings per share; net sales or revenue growth; achievement of balance sheet or income statement objectives; gross, pre-tax, post-tax or net operating profit; return measures (including, but not limited to, return on assets, capital, invested capital, equity, sales or revenue); cash flow (including, but not limited to, operating cash flow, discounted cash flow, cumulative cash flow, free cash flow, cash flow return on equity and cash flow return on investment); earnings (which may be based on either LIFO or FIFO accounting for inventories), before or after taxes, interest, depreciation and/or amortization; gross, net or operating margins; productivity ratios; share price (including, but not limited to, growth measures and total shareholder return); expense targets; costs (including cost reduction or savings); performance against operating budget goals; operating profit or efficiency; unit sales volume; market or category share; customer satisfaction; working capital targets; improvements in financial ratings; regulatory compliance; extent to which strategic and/or business goals are met; total return to shareholders equity (including both the market value of the Company's shares and dividends thereon); and economic value added (net operating profit after tax minus the sum of capital multiplied by the cost of capital).

Performance goals may relate to the Company, any subsidiary or affiliate, or to one or more business units of the Company, any subsidiary or affiliate, or any combination thereof that the Incentive Plan Committee deems appropriate and may be determined on an absolute basis or as compared to the performance of a group of comparator companies, or a published or special index that the Incentive Plan Committee deems appropriate.

The Incentive Plan Committee may, subject to the terms and conditions of the Incentive Plan, adjust the performance goals and other terms and conditions of an award to prevent unintended diminution or enlargement of the benefits or potential benefits intended to be made available under the Incentive Plan due to unusual, nonrecurring or infrequently occurring events (including, without limitation, the events described in the second paragraph under "Awards" below) affecting the Company or its financial statements or due to changes in applicable laws, regulations or accounting principles.

Award Limits

The maximum incentive award payable under the Incentive Plan to any one participant for any fiscal year is $10 million. The Incentive Plan Committee may reduce, but not increase, an award to any participant under the Incentive Plan, including a reduction to zero, based on any factors it determines to be appropriate in its discretion.

....
Summary Description of the Incentive Plan

Incentive Plan Overview

The objectives of the Incentive Plan are to enhance the Company's ability to attract, retain and motivate highly qualified employees and to promote the Company's success. As noted above, the Incentive Plan is also intended to satisfy the requirements for "performance-based compensation" within the meaning of Section 162(m) of the Code.

Plan Administration

The Incentive Plan will be administered by the Compensation Committee or a subcommittee thereof, or such other committee designated from time to time by the Board in accordance with the Incentive Plan (the "Incentive Plan Committee"). The Incentive Plan Committee has the authority to construe and interpret the Incentive Plan and to make the determinations necessary to administer the Incentive Plan. If the Incentive Plan Committee does not exist or cannot function for any reason, the Board may take any action under the Incentive Plan that would otherwise be the responsibility of the Incentive Plan Committee.

Awards

Within 90 days or less after the beginning of each fiscal year, the Incentive Plan Committee will select the employees who will be eligible to participate in the Incentive Plan for that fiscal year. The Incentive Plan Committee will also determine the performance goals to be attained for the fiscal year based on one or more performance measures and the payment schedule available to each participant based on the level of attainment of the performance goals. Following the end of the fiscal year, the Incentive Plan Committee will determine whether and to what extent the performance goals were satisfied and the amount available for each participant based on the payment schedule for that participant.

The Incentive Plan Committee may provide in any award under the Incentive Plan that any evaluation of performance may include or exclude any of the following events that occurs during a performance period: asset write-downs; litigation or claim judgments or settlements; the effect of changes in tax laws, accounting principles or other laws or provisions affecting reported results; reorganization and restructuring programs; extraordinary items identified in the audited financial statements, including footnotes, or in the Management Discussion and Analysis section of the Company's annual report, such as extraordinary, unusual, nonrecurring, and/or infrequently occurring items of gain or loss, gains or losses in the disposition of business, or the effect of a merger; acquisitions or divestitures; and foreign exchange gains and losses. To the extent such inclusions or exclusions affect performance-based compensation awards under the Incentive Plan, they must be prescribed in a form that meets the requirements of Section 162(m) of the Code for tax deductibility.

Change of Control

Unless otherwise determined by the Incentive Plan Committee in connection with the grant of an award, upon a change of control (as defined in the Incentive Plan), all then-outstanding awards with performance goals yet to be achieved will be considered to be earned at target. Any

service-based requirements applicable to the award will be considered satisfied upon a participant's involuntary termination of employment without cause during the two-year period following the change of control.

Forfeiture Events

The Incentive Plan Committee may specify in an award agreement that the participant's rights, payments, and benefits with respect to an award shall be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an award. Such events may include termination of employment for cause (as defined in the Incentive Plan), termination of the participant's provision of services to the Company, violation of material company policies, breach of noncompetition, confidentiality or other restrictive covenants that may apply to the participant, or other conduct by the participant that is detrimental to the business or reputation of the Company.

If any of the Company's financial statements are required to be restated resulting from errors, omissions or fraud, then the Incentive Plan Committee may (in its sole discretion, but acting in good faith) direct that the Company recover all or a portion of any award granted or paid to a participant with respect to any fiscal year of the Company the financial results of which are negatively affected by such restatement. The amount to be recovered from the participant shall be the amount by which the award exceeded the amount that would have been payable to the participant had the financial statements been initially filed as restated, or any greater or lesser amount (including, but not limited to, the entire award) that the Incentive Plan Committee shall determine.

Amendment and Termination

The Board has the right to terminate the Incentive Plan and the Incentive Plan Committee has the right to amend the Incentive Plan at any time. However, if a proposed action will adversely affect in any material way any award previously granted under the Incentive Plan, then subject to certain exceptions, the affected participant must consent to the action. In addition, any amendment that requires the approval of the Company's stockholders under applicable law or stock exchange regulations must be so approved.

 

New Incentive Plan Benefits

Because amounts payable under the Incentive Plan are based on performance goals that are determined in the discretion of the Incentive Plan Committee, and because the Incentive Plan Committee has discretionary authority to reduce the amount of any incentive otherwise payable under the Incentive Plan, it cannot be determined at this time what benefits or amounts, if any, will be received by or allocated to any person under the Incentive Plan. Please see the "2016 Summary Compensation Table" included in the "Executive Compensation—Executive Compensation Tables and Supporting Information" section of this Proxy Statement for the value of payouts received under the Incentive Plan by each of the named executive officers for performance in 2016.

The Board unanimously recommends that stockholders vote "FOR" the approval of this proposal. Proxies solicited by the Board will be so voted unless stockholders specify a contrary choice in their voting instructions.

Proposal No. 5: Stockholder Proposal

The Company has been advised that John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, CA 90278, who has indicated he is a beneficial owner of at least $2,000 in market value of the Company's common stock, intends to submit the following proposal at the Annual Meeting. The Company accepts no responsibility for the accuracy of the proposal or the proponent's supporting statement.

Proposal 5 – Shareholder Proxy Access Enhancement

RESOLVED: Shareholders ask our Board of Directors to adopt, and present for shareholder approval, an enhancement package for the company bylaws allowing shareholder nominated candidates to be included in the company's proxy materials, with essential unified elements for substantial implementation as follows:

1. The number of shareholder-nominated candidates eligible to appear in proxy materials shall be one quarter of the directors then serving or two, whichever is greater. With nine directors, current bylaws allow only up to one proxy access candidate.

2. No limitation shall be placed on the number of shareholders that can aggregate their shares to achieve the 3% "Required Shares," outstanding shares of the Company entitled to vote in the election of directors. Under current provisions, even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria at most companies examined by the Council of Institutional Investors.

3. No limitation shall be placed on the re-nomination of shareholder nominees based on the number or percentage of votes received in any election. Such limitations do not facilitate the shareholders' traditional state law rights and add unnecessary complexity.

4. The bylaws shall not require that a nominator provide a statement of intent to continue to hold the required percentage of shares after the annual meeting. If their candidate(s) lose, they may want to move their investment elsewhere.

5. Loaned securities shall be counted as belonging to a nominating shareholder if the shareholder represents it:
(a) has the legal right to recall those securities for voting purposes,
(b) will vote the securities at the shareholder meeting and
(c) will hold those securities through the date of the annual meeting.

Loaning securities to a third party with recall provisions greater than five days is not inconsistent with a long-term investment in a company.

The above unified elements have the sole goal to make proxy access more workable for shareholders to use. (Proxy access has numerous elements and companies often use 4000-words in their governing documents to list multifaceted proxy access details. In 2016 a number of companies asked their shareholders to approve multifaceted 4000-word proxy access bylaw provisions by voting on a single ballot item. The SEC Staff did not require any company to submit multiple proposals.)

Shareholder proxy access at US companies would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140 billion. This is according to a cost-benefit analysis by the Chartered Financial Analyst Institute, *Proxy Access in the United States: Revisiting the Proposed SEC Rule*. Although our company adopted a proxy access bylaw, it contains restrictive bureaucratic provisions that significantly impair the ability of shareholders to use proxy access. Adoption of this requested enhancement package would largely remedy that situation.

Please vote to enhance shareholder value:
Shareholder Proxy Access Enhancement – Proposal 5

The Board's Statement in Opposition to Proposal No. 5

In October 2015, the Company adopted a proxy access by-law, **which the Company believes strikes the appropriate balance between providing stockholders with meaningful proxy access rights, on the one hand, and protecting the interests of all stockholders by mitigating the potential for misuse by stockholders whose interests are not aligned with the majority of its long-term stockholders, on the other hand.**

Specifically, the Company's existing by-law permits a stockholder, or a group of up to 20 stockholders, owning at least 3% of the Company's outstanding shares of common stock continuously for at least three years, to nominate and include in the Company's annual meeting proxy materials director nominees constituting 20% of the Board, subject to compliance with the Company's by-laws. **The Company believes its proxy access by-law provides stockholders with an appropriate opportunity to nominate directors and reflects current best practices.**

The Company's decision to adopt a proxy access by-law in October 2015 was, in part, the product of numerous outreach discussions with its largest stockholders and corporate governance experts. The Company received feedback on whether to adopt proxy access and, if so, on what terms, given the Company's then-current mix of stockholder rights and corporate governance policies and practices. **After considering the range of feedback received, the Board adopted a proxy access framework it believed was most suitable for the Company and its stockholders, and which it believes provides an effective proxy access framework.** Since then, the Company has heard from a number of its institutional stockholders expressing their support for the Company's decision to adopt this proxy access framework.

The Company believes the proponent's requested changes to the Company's proxy access by-law are potentially disruptive and are unnecessary for the proper functioning of proxy access. In particular:

- The Company's by-law permits eligible stockholders to nominate 20% of the current Board, rounding down. At the Board's current size of ten, this would equate to two nominees, and therefore fully accomplishes the objective of providing meaningful representation on the Board. **The Company believes that any increase** could have unintended consequences, which include laying the groundwork for effecting a change in control, encouraging the pursuit of special interests, or otherwise disrupting the proper functioning of the Board. Any of these potential outcomes could have an adverse impact on stockholder value.

- The Company's by-law permits groups of up to 20 stockholders to aggregate their shares to reach the required 3% ownership threshold (with a group of investment funds under common management and investment control counting as a single stockholder). The stockholder proposal would place no limit on the size of this group, which could impose a significant administrative burden on the Company. **A 20-stockholder limit is broadly consistent with market practice and is widely endorsed among institutional stockholders.**

- The Company's by-law provides that a candidate who is not elected to the Board and does not receive more than 25% of the number of shares present and entitled to vote in the election of directors may not be nominated as a proxy access candidate for the following two years. **This is designed solely to prevent stockholders from abusing the proxy access process, forcing the Company and other stockholders to incur expense associated with responding to proxy access nominations for candidates whom stockholders did not meaningfully support.**

Beyond proxy access, the Company's corporate governance policies and practices provide stockholders with the ability to voice their opinions and ensure Board accountability and responsiveness to stockholders. All directors are elected annually by a majority vote standard, and the Company's stockholders have cumulative voting rights in the election of directors. The Company has also shown an ongoing commitment to Board refreshment and to having highly qualified, independent voices on the Board, with a majority of the Board having been initially elected in the last six years.

In light of the Company's belief that the proponent's proposed revisions may have a number of significant adverse consequences that increase the potential for costly disruption, and that its proxy access by-law is broadly consistent with current market practice, the Board does not believe that changing the Company's proxy access framework is necessary or advisable at this time. **Accordingly, the Board does not believe that adoption of this stockholder proposal is appropriate.**

The Company intends to monitor developments in this area on an ongoing basis as part of its consideration of broader governance issues, and remains committed to fostering an open and honest dialogue with its stockholders regarding its corporate governance policies and practices.

For all of the reasons set forth above, the Board unanimously recommends that stockholders vote "AGAINST" Proposal No. 5. Proxies solicited by the Board will be so voted unless stockholders specify a contrary choice in their voting instructions.

Proposal No. 6: Stockholder Proposal

The Company has been advised that Clean Yield Asset Management, 16 Beaver Meadow Road, P.O. Box 874, Norwich, VT 05055, intends to submit the following proposal at the Annual Meeting on behalf of its clients Jonathan and Deborah Scott, who have indicated that they are the beneficial owners of at least $2,000 in market value of the Company's common stock. The Company accepts no responsibility for the accuracy of the proposal or the proponent's supporting statement.

RESOLVED: Shareholders request the Board Compensation Committee prepare a report assessing the feasibility of integrating sustainability metrics into the performance measures of senior executives under the Company's compensation incentive plans. Sustainability is defined as how environmental and social considerations, and related financial impacts, are integrated into corporate strategy over the long term.

SUPPORTING STATEMENT:

Effectively managing for sustainability offers positive opportunities for companies and should be a key metric by which executives are judged.

Linking sustainability metrics to executive compensation could reduce risks related to sustainability underperformance, incent employees to meet sustainability goals and achieve resultant benefits, and increase accountability. Examples relevant to our company could include: corporate-wide energy efficiency targets, the amount of toxic materials contained in products sold, and GHG emissions from transportation fuel.

WHEREAS:

Numerous studies suggest companies that integrate environmental, social and governance factors into their business strategy reduce reputational, legal and regulatory risks and improve long-term performance.

A large and diverse group of companies has integrated sustainability metrics into executive pay incentive plans, among them CVS, Unilever, Koninklijke DSM, Walmart, and Mead Johnson.

The 2016 Glass Lewis report *In-Depth: Linking Compensation to Sustainability,* finds a "mounting body of research showing that firms that operate in a more responsible manner may perform better financially…. Moreover, these companies were also more likely to tie top executive incentives to sustainability metrics."

A 2012 guidance issued by the United Nations Principles for Responsible Investment and the UN Global Compact found "the inclusion of appropriate Environmental, Social and Governance (ESG) issues within executive management goals and incentive schemes can be an important factor in the creation and protection of long-term shareholder value."

A 2011 study of 490 global companies found that including sustainability targets in remuneration packages was sufficient to encourage sustainable development.

In 2013, CH2MHill found that firms that set tangible sustainability goals are more likely to tie executive compensation to the achievement of sustainability goals.

The increasing incorporation of sustainability metrics into executive pay evaluative criteria stems from the growing recognition that sustainability strategies can drive growth, and enhance profitability and shareholder value.

According to the largest study of CEOs on sustainability to date (*CEO Study on Sustainability 2013,* UN Global Compact and Accenture):

- 76 percent believe embedding sustainability into core business will drive revenue growth and new opportunities.

- 93 percent regard sustainability as key to success.

- 86 percent believe sustainability should be integrated into compensation discussions, and 67 percent report they already do.

A 2012 Harvard Business School study concluded that firms that adopted social and environmental policies significantly outperformed counterparts in long terms stock market and accounting performance.

In 2013, the Carbon Disclosure Project and Sustainable Insight Capital Management found companies with industry-leading climate change positions exhibited better return on equity, cash flow stability and dividend growth than their peers.

A 2010 study found analysts are more likely to recommend a stock "buy" for companies that have strong corporate responsibility strategies.

The Board's Statement in Opposition to Proposal No. 6

The Company is committed to being a standout global company in supporting people and the planet, with a focus on serving its communities, environment, marketplace and workplace. The Company's commitment to corporate social responsibility grows out of its need to operate a sustainable and profitable company. The Company has demonstrated its commitment to promote sustainability in numerous ways:

- In November 2013, the Company opened its first "net zero" store in Evanston, Illinois. The store is believed to be the first "net zero" energy retail store in the U.S., which means that the store, while connected to the regular power supply, is capable of producing at least as much energy as it uses. The "net zero" concept is part of the Company's overall sustainability plan to reduce energy use by 20 percent from 2010 to 2020 across its approximately 8,200 stores in the U.S.

- The Company is a member of the SmartWay program through the U.S. Environmental Protection Agency, which helps the Company work towards more cost-effective and environmentally efficient freight transportation. This has helped the Company's distribution transportation reduce its overall carbon footprint significantly in recent years.

- The Company was awarded the Business in the Community "Big Tick" award for "Sustainable Products and Services," which recognizes the Company's commitment in the United Kingdom to developing more sustainable practices across the wide portfolio of Boots product brands.

- The Company has also enacted EnergyCare in the United Kingdom, which is an initiative to reduce energy emissions by giving store employees specific tools and information regarding the energy they are using and recommendation on how to improve store-wide energy efficiency. This initiative is expected to be rolled out to select stores in the U.S. in 2017.

- The Company's sourcing office in Asia recently won the gold award at the Hong Kong Awards for Environmental Excellence (HKAEE) for its focus on the innovative and sustainable sourcing of products and materials.

In recognition of its support for wellbeing around the world, in October 2016, the Company received the United Nations Foundation Global Leadership Award for its commitment to the UN's Sustainable Development Goals. The award recognizes, in part, the accomplishments of the Company's highly-successful "Get a Shot. Give a Shot.®" initiative, which provides life-saving vaccines to children in developing countries.

The Board shares the Company's commitment to promoting sustainability, which has been demonstrated by both its actions and its transparency about its work. As such, the Board does not believe that the preparation of this report would be a productive use of the Company's resources at this time.

The Nominating and Governance Committee is charged with reviewing the Company's policies and activities with regard to social responsibility at least annually. Additionally, the Compensation Committee regularly reviews the performance measures used in the Company's executive compensation programs. As part of that review, the Compensation Committee intends to continue to evaluate whether the incorporation of new performance measures (which may include sustainability or other corporate social responsibility-related goals) into the Company's executive compensation programs would help promote the Company's objectives and create long-term stockholder value.

For all of the reasons set forth above, the Board unanimously recommends that stockholders vote "AGAINST" Proposal No. 6. Proxies solicited by the Board will be so voted unless stockholders specify a contrary choice in their voting instructions.

 

Other Matters

Attending the Annual Meeting

Beginning this year, in order to help ensure the safety of all attendees at the Annual Meeting, the Company has implemented the following policies.

- **Eligible Attendees**. Other than Company personnel and guests of the Company, only the following persons may attend the Annual Meeting:
  - A Company stockholder as of the Record Date, or one named representative in lieu thereof; and
  - One guest of such stockholder or named representative.

- **Obtaining an Admission Ticket**.
  - Beginning this year, any stockholder, named representative or guest who attends the Annual Meeting must be pre-registered and obtain an admission ticket in advance.
  - In order to obtain an admission ticket, please click on the "Register for Meeting" button found at www.proxyvote.com and follow the instructions provided. Attendees must print their own admission ticket and bring it to the Annual Meeting to gain access.
  - A stockholder will need the 16-digit voting control number found on his, her or its Notice of Internet Availability, proxy card, or voting instruction form in order to pre-register and obtain an admission ticket, and, if applicable, will need to pre-register their named representative and any guest thereof.
  - If a stockholder does not have Internet access or is unable to print an admission ticket, then they can register by calling Broadridge at +1 844 318 0137.

- **Admission Procedures**. For admission to the Annual Meeting, each attendee must present (i) valid, government-issued photo identification (such as a driver's license or passport), and (ii) an admission ticket. Persons without proper identification or an admission ticket may be denied admission to the Annual Meeting.

- **Registration Deadline**. Attendees must be pre-registered by no later than **11:59 p.m., Eastern Standard Time, on Friday, January 20, 2017**.

- **Additional Security Measures**. No weapons, cameras, recording devices, laptops, tablets, or briefcases, backpacks, or other large bags or packages will be permitted at the Annual Meeting. For security reasons, all attendees may be subject to security inspections and all bags may be searched. No one will be admitted to the Annual Meeting once the meeting has commenced.

Seating at the Annual Meeting is limited, and admission is on a first-come, first-served basis. Please note that the Annual Meeting is a procedural business meeting, and item samples will not be offered.

Stockholder Proposals for Inclusion in the Proxy Statement for the 2018 Annual Meeting

The Company plans to hold the 2018 Annual Meeting on Wednesday, January 17, 2018, at a time and place to be specified in its proxy statement relating to that meeting.

The Company welcomes comments or suggestions from its stockholders. If a stockholder wishes to have a proposal formally considered at the 2018 Annual Meeting and included in the Company's proxy statement for that meeting, then the Company must receive the proposal in writing on or before the close of business on August 10, 2017 (or, if the date of the 2018 Annual Meeting is moved by more than 30 days from the anniversary of this year's Annual Meeting, the deadline will be a reasonable time before the Company begins to print and send its proxy materials, which date will be announced by the Company), and the proposal must otherwise comply with Rule 14a-8 under the Exchange Act. The proposal must be delivered in writing to Walgreens Boots Alliance, Inc. 108 Wilmot Road, MS #1858, Deerfield, Illinois 60015, Attention: Corporate Secretary.

Director Nominations for Inclusion in the Company's Proxy Statement for the 2018 Annual Meeting

The Board has implemented proxy access, which allows a stockholder or group of up to 20 stockholders owning in aggregate 3% or more of the Company's outstanding common stock continuously for at least three years to nominate and include in the Company's proxy materials director nominees constituting up to 20% of the number of directors in office (rounding down), provided the stockholder(s) and nominee(s) satisfy the requirements in the By-laws.

If a stockholder or group of stockholders wishes to nominate one or more director candidates to be included in the Company's proxy materials for the 2018 Annual Meeting pursuant to the proxy access provisions in the By-laws, then the Company's Corporate Secretary must receive proper written notice of any such nomination at the above address by no earlier than the close of business on July 11, 2017 and no later than the close of business on August 10, 2017, and the nomination must comply with the By-laws. If, however, the date of the 2018 Annual Meeting is changed and is not within 30 days before or 60 days after the anniversary of this year's Annual Meeting, then the Company must receive such notice no earlier than the close of business on the 150th day prior to the 2018 Annual Meeting and not later than the close of business on the later of the 120th day prior to the 2018 Annual Meeting or, if the first public announcement of the date of the 2018 Annual Meeting is less than 130 days prior to the date of such meeting, the 10th day following the public announcement of the date of the 2018 Annual Meeting. Failure to comply with the requirements, procedures, and deadlines in the By-laws may preclude the proxy access nomination of the applicable candidate(s) for election at the 2018 Annual Meeting.

Other Proposals or Director Nominations for Presentation at the 2018 Annual Meeting

Stockholder proposals that are not intended for inclusion in the Company's proxy statement relating to the 2018 Annual Meeting may be brought before the 2018 Annual Meeting in accordance with the advance notice procedures described in the By-laws. Under the By-laws, if a stockholder wishes to present other business or nominate a director candidate at the 2018 Annual Meeting, then the Company's Corporate Secretary must receive proper written notice of any such business or nomination at the above address by no earlier than the close of business on September 28, 2017 and no later than the close of business on October 28, 2017, and each such proposal, nomination and nominee must comply with the By-laws. If, however, the date of the 2018 Annual Meeting is changed and is not within 30 days before or 60 days after the anniversary of this year's Annual Meeting, then the Company must receive such notice no earlier than the close of business on the 120th day prior to the date of the 2018 Annual Meeting and not later than the close of business on the 90th day prior to the date of the 2018 Annual Meeting or, if the first public announcement of the date of the 2018 Annual Meeting is less than 100 days prior to the date of such meeting, the 10th day after the first public announcement of the date of the 2018 Annual Meeting. Failure to comply with the requirements, procedures, and deadlines in the By-laws may preclude presentation and consideration of the matter or nomination of the applicable candidate(s) for election at the 2018 Annual Meeting.

General

The Board knows of no other matters to be brought before the Annual Meeting. If any other business should properly come before the Annual Meeting, the persons named in the proxy will vote on such matters according to their best judgment.

By order of the Board of Directors,

Collin G. Smyser
Vice President, Corporate Secretary

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be held on January 26, 2017:

The Notice of Internet Availability, Proxy Statement, and Annual Report are available at www.proxyvote.com.

The Company also has made available on its website at investor.walgreensbootsalliance.com a copy of the Annual Report, as filed with the SEC, including the financial statements and schedules. The Company will furnish, on written request and without charge, a printed copy of the Annual Report to each person whose proxy is solicited and to each person representing that, as of the record date for the meeting, he or she was a beneficial owner of shares entitled to be voted at the meeting. Such written request should be directed to Walgreens Boots Alliance, Inc., MS #1833, 108 Wilmot Road, Deerfield, Illinois 60015, Attention: Investor Relations.

Exhibit A:

Walgreens Boots Alliance, Inc. 2011 Cash-Based Incentive Plan (as amended and restated effective July 1, 2016)

Article 1: Establishment, Purpose, and Duration

1.1 Establishment. Walgreen Co., an Illinois corporation (hereinafter referred to as the "Walgreens"), previously established an incentive compensation plan to be known as Walgreen Co. 2011 Cash-Based Incentive Plan (hereinafter referred to as the "Plan"). This Plan permits the grant of Cash-Based Awards. This Plan became effective upon shareholder approval on January 11, 2012 (the "Effective Date") and shall remain in effect as provided in Section 1.3 hereof. On December 31, 2014, a reorganization of Walgreens into a holding company structure (hereinafter referred to as the "Reorganization") was completed. Pursuant to the Reorganization, Walgreens became a wholly owned subsidiary of a new Delaware corporation named Walgreens Boots Alliance, Inc. (hereinafter referred to as the "Company"). In connection with the Reorganization, the Plan was assumed by the Company and was amended and restated effective as of December 31, 2014, in order to reflect such assumption. The Plan is hereby further amended and restated as set forth herein, effective as of July 1, 2016.

1.2 Objectives of This Plan. The objectives of this Plan are to optimize the profitability and growth of the Company through incentives consistent with the Company's goals and that link and align the personal interests of Participants with an incentive for excellence in individual performance, and to promote teamwork. This Plan is further intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of Participants who make significant contributions to the Company's success and to allow Participants to share in the success of the Company.

1.3 Duration of This Plan. This Plan shall commence on the Effective Date, as described in Section 1.1, and shall remain in effect until terminated, modified, or amended in accordance with Section 11.1 of the Plan.

Article 2: Definitions

Whenever used in this Plan, the following terms shall have the meanings set forth below, and when the meaning is intended, the initial letter of the word shall be capitalized.

2.1 "Affiliate" means any entity (a) which, directly or indirectly, is controlled by, controls, or is under common control with the Company, or (b) in which the Company has a significant entity interest, in either case as determined by the Committee, and which is designated by the Committee as such for purposes of the Plan.

2.2 Not used.

2.3 "Award" means, individually or collectively, a grant to a Participant under an Award Agreement of any Cash-Based Award, subject to the terms of this Plan.

2.4 "Award Agreement" means either: (a) a written or electronic agreement entered into by the Company and a Participant setting forth the terms and provisions applicable to an Award granted under this Plan, including any amendment or modification thereof, or (b) a written or electronic statement issued by the Company to a Participant describing the terms and provisions of such Award, including any amendment or modification thereof. The Committee may provide for the use of electronic, Internet, or other non-paper Award Agreements, and the use of electronic, Internet, or other non-paper means for the acceptance thereof and actions thereunder by a Participant.

2.5 "Beneficial Owner" or **"Beneficial Ownership"** shall have the meaning ascribed to such terms in Rule 13d-3 of the General Rules and Regulations under the Exchange Act.

2.6 "Board" or **"Board of Directors"** means the Board of Directors of the Company.

2.7 "Cash-Based Award" means a contractual right granted to an Employee under Article 5 entitling such



Participant to receive a cash payment or payments, at such times, and subject to such conditions, as are set forth in this Plan and the applicable Award Agreement.

2.8 "Cause" means, unless otherwise specified in an Award Agreement or in an applicable employment agreement between the Company and a Participant, with respect to any Participant any of the following:

(a) Any act that would constitute a material violation of the Company's material written policies;

(b) Willfully engaging in conduct materially and demonstrably injurious to the Company, provided, however, that no act or failure to act, on the Participant's part, shall be considered "willful" unless done, or omitted to be done, by the Participant not in good faith and without reasonable belief that such action or omission was in the best interest of the Company;

(c) Being indicted for, or if charged with but not indicted for, being tried for (i) a crime of embezzlement or a crime involving moral turpitude, or (ii) a crime with respect to the Company involving a breach of trust or dishonesty, or (iii) in either case, a plea of guilty or no contest to such a crime;

(d) Abuse of alcohol in the workplace, use of any illegal drug in the workplace or a presence under the influence of alcohol or illegal drugs in the workplace;

(e) Failure to comply in any material respect with the Foreign Corrupt Practices Act, the Securities Act of 1933, the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002, and the Truth in Negotiations Act, or any rules and regulations issued thereunder; and

(f) Failure to follow the lawful directives of the Company's Chief Executive Officer, the President or the Board of Directors.

2.9 "Change of Control" means:

(a) An acquisition after the date hereof by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) (a "Person") of beneficial ownership (within the meaning of Rule 13d–3 promulgated under the Exchange Act) of twenty percent (20%) or more of either (a) the then-outstanding shares of common stock of the Company (the "Outstanding Company Common Stock") or (b) the combined voting power of the then-outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"); excluding, however, the following: (1) any acquisition directly from the Company, other than an acquisition by virtue of the exercise of a conversion privilege unless the security being so converted was itself acquired directly from the Company or approved by the Incumbent Board (as defined below), (2) any acquisition by the Company, (3) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any entity controlled by the Company, (4) any acquisition by an underwriter temporarily holding Company securities pursuant to an offering of such securities, or (5) any acquisition pursuant to a transaction which complies with clauses (1), (2), and (3) of subsection (c) below; or

(b) A change in the composition of the Board such that the individuals who, as of the Effective Date of the Plan, constitute the Board (such Board shall be hereinafter referred to as the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, for purposes of this Section, that any individual who becomes a member of the Board subsequent to the effective date of the Plan, whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of those individuals who are members of the Board and who were also members of the Incumbent Board (or deemed to be such pursuant to this proviso), either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for director, without written objection to such nomination shall be considered as though such individual were a member of the Incumbent Board; but, provided further, that any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board shall not be so considered as a member of the Incumbent Board; or

(c) Consummation of a reorganization, merger, or consolidation (or similar transaction), a sale or other disposition of all or substantially all of the assets of the Company, or the acquisition of assets or stock of another entity ("Corporate Transaction"); in each case, unless immediately following such Corporate Transaction (i) all or substantially all of the individuals and entities who are the Beneficial Owners, respectively, of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Corporate Transaction will beneficially own, directly or indirectly, more than fifty percent (50%) of, respectively, the outstanding shares of common stock, and the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Corporate Transaction (including, without limitation, a corporation which, as a result of such transaction, owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Corporate Transaction, of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be, (ii) no Person (other than the Company, any employee benefit plan (or related trust) of the Company or such corporation resulting from such Corporate Transaction) will beneficially own, directly or indirectly, twenty percent (20%) or more of, respectively, the outstanding shares of common stock of the corporation resulting from such Corporate Transaction or the combined voting power of the outstanding voting securities of such corporation entitled to vote generally in the election of directors, except to the extent that such ownership existed prior to the Corporate Transaction, and (iii) individuals who were members of the Incumbent Board at the time of the Board's approval of the execution of the initial agreement providing for such Corporate Transaction will constitute at least a majority of the members of the board of directors of the corporation resulting from such Corporate Transaction; or

(d) The approval by the shareholders of the Company of a complete liquidation or dissolution of the Company;

provided, that if an Award becomes payable upon or by reference to a Change of Control, then solely for purposes of determining the time of payment of such Award the Change of Control must also be a change in the ownership or effective control of the Company or a change in the ownership of a substantial portion of the assets of the Company as described in Code Section 409A.

2.10 "Code" means the U.S. Internal Revenue Code of 1986, as amended from time to time. For purposes of this Plan, references to sections of the Code shall be deemed to include references to any applicable regulations thereunder and any successor or similar provision.

2.11 "Committee" means the Compensation Committee of the Board or a subcommittee thereof, or any other committee designated by the Board to administer this Plan. The members of the Committee shall be appointed from time to time by and shall serve at the discretion of the Board and shall be composed of not less than two Directors, each of whom is a nonemployee director (within the meaning of Rule 16b-3) and an outside director (within the meaning of Code Section 162(m)) to the extent Rule 16b-3 and Section 162(m) of the Code, respectively, are applicable to the Company and the Plan. If the Committee does not exist or cannot function for any reason, the Board may take any action under the Plan that would otherwise be the responsibility of the Committee.

2.12 "Company" means Walgreens Boots Alliance, Inc., a Delaware corporation, and any successor thereto as provided in Article 13 herein.

2.13 "Covered Employee" means any Employee who is or may become a "Covered Employee," as defined in Code Section 162(m), and who is designated, either as an individual Employee or class of Employees, by the Committee within the shorter of: (a) ninety (90) days after the beginning of the Performance Period provided the outcome for the Performance Period is substantially uncertain, or (b) twenty-five percent (25%) of the Performance Period has elapsed, as a "Covered Employee" under this Plan for such applicable Performance Period.

2.14 "Director" means any individual who is a member of the Board of Directors of the Company.

2.15 "Disability" shall mean disability as determined by the Committee in accordance with standards and procedures similar to those under the applicable Company

 

long-term disability plan, if any. At any time that the Company does not maintain an applicable long-term disability plan, "Disability" shall mean any physical or mental disability which is determined to be total and permanent by a physician selected or relied upon in good faith by the Company.

2.16 "**Effective Date**" has the meaning set forth in Section 1.1.

2.17 "**Employee**" means any individual performing services for the Company, an Affiliate, or a Subsidiary, including but not limited to officers, and designated as an employee of the Company, an Affiliate, or a Subsidiary on the payroll records thereof. An Employee shall not include any individual during any period he or she is classified or treated by the Company, Affiliate, or Subsidiary as an independent contractor, a consultant, or any employee of an employment, consulting, or temporary agency or any other entity other than the Company, Affiliate, or Subsidiary, without regard to whether such individual is subsequently determined to have been, or is subsequently retroactively reclassified as a common-law employee of the Company, Affiliate, or Subsidiary during such period. An individual shall not cease to be an Employee in the case of: (a) any leave of absence approved by the Company, or (b) transfers between locations of the Company or between the Company, any Affiliates, or any Subsidiaries. A leave of absence may continue so long as the Employee is on military leave, sick leave, or other bona fide leave of absence if the period of such leave does not exceed six (6) months, or if longer, so long as the Participant retains a right to reemployment with the Company, a Subsidiary, or an Affiliate under an applicable statute or by contract. Neither service as a Director nor payment of a Director's fee by the Company shall be sufficient to constitute "employment" by the Company.

2.18 "**Exchange Act**" means the Securities Exchange Act of 1934, as amended from time to time, or any successor act thereto.

2.19 "**Extraordinary Items**" means (a) extraordinary, unusual, nonrecurring and/or infrequently occurring items of gain or loss; (b) gains or losses on the disposition of a business; (c) changes in tax or accounting regulations or laws; or (d) the effect of a merger or acquisition, all of which must be identified in the audited financial statements, including footnotes, or Management Discussion and Analysis section of the Company's annual report.

2.20 "**Grant Date**" means the date an Award is granted to a Participant pursuant to the Plan.

2.21 "**Participant**" means any eligible individual as set forth in Article 4 to whom an Award is granted.

2.22 "**Performance-Based Compensation**" means compensation under an Award that is intended to satisfy the requirements of Code Section 162(m) for certain performance-based compensation paid to Covered Employees. Notwithstanding the foregoing, nothing in this Plan shall be construed to mean that an Award which does not satisfy the requirements for performance-based compensation under Code Section 162(m) does not constitute performance-based compensation for other purposes, including Code Section 409A.

2.23 "**Performance Measures**" mean measures as described in Article 7 on which the performance goals are based and which are approved by the Company's shareholders pursuant to this Plan in order to qualify Awards as Performance-Based Compensation.

2.24 "**Performance Period**" means the period of time, as determined by the Committee, during which the performance goals must be met in order to determine the degree of payout with respect to an Award.

2.25 "**Person**" has the meaning ascribed to such term in Section 3(a)(9) of the Exchange Act and used in Sections 13(d) and 14(d) thereof, including a "group" as defined in Section 13(d) thereof.

2.26 "**Plan**" means the Walgreens Boots Alliance, Inc. 2011 Cash-Based Incentive Plan (formerly the Walgreen Co. 2011 Cash-Based Incentive Plan).

2.27 "**Plan Year**" means the Company's fiscal year, which begins September 1 and ends August 31.

2.28 "**Service**" means a Participant's employment relationship with the Company, an Affiliate, or a Subsidiary.

2.29 "**Share**" means a share of common stock of the Company, $0.01 par value per share.

2.30 "**Specified Employee**" means a "specified employee" within the meaning of Code Section 409A and any specified employee identification policy or procedure of the Company.

2.31 "**Subsidiary**" means any corporation or other entity, whether domestic or foreign, in which the Company has or obtains, directly or indirectly, an interest of more than fifty percent (50%) by reason of stock ownership or otherwise.

2.32 **"Termination of Employment"** or **"Terminates Employment"** means a separation from Service of a Participant, within the meaning of Code Section 409A.

Article 3: Administration

3.1 General. The Committee shall be responsible for administering this Plan, subject to this Article 3 and the other provisions of this Plan. The Committee may employ attorneys, consultants, accountants, agents, and other individuals, any of whom may be an Employee, and the Committee, the Company, and its officers and Directors shall be entitled to rely upon the advice, opinions, or valuations of any such individuals. All actions taken and all interpretations and determinations made by the Committee shall be final and binding upon the Participants, the Company, and all other interested individuals.

3.2 Authority of the Committee. Subject to any express limitations set forth in the Plan, the Committee shall have full and exclusive discretionary power and authority to take such actions as it deems necessary and advisable with respect to the administration of the Plan including, but not limited to, the following:

(a) To determine from time to time which of the persons eligible under the Plan shall be granted Awards, when and how each Award shall be granted, what type or combination of types of Awards shall be granted, the provisions of each Award granted (which need not be identical);

(b) To construe and interpret the Plan and Awards granted under it, and to establish, amend, and revoke rules and regulations for its administration. The Committee, in the exercise of this power, may correct any defect, omission, or inconsistency in the Plan or in an Award Agreement, in a manner and to the extent it shall deem necessary or expedient to make the Plan fully effective;

(c) To approve forms of Award Agreements for use under the Plan;

(d) To amend the Plan or any Award Agreement as provided in the Plan;

(e) To adopt subplans and/or special provisions applicable to Awards regulated by the laws of a jurisdiction other than and outside of the United States. Such subplans and/or special provisions may take precedence over other provisions of the Plan, but unless otherwise superseded by the terms of such subplans and/or special provisions, the provisions of the Plan shall govern; and

(f) To authorize any person to execute on behalf of the Company any instrument required to effectuate any Award previously granted by the Committee.

3.3 Delegation. The Committee may delegate to one or more of its members or to one or more officers of the Company or any Subsidiary or Affiliate or to one or more agents or advisors such administrative duties or powers as it may deem advisable, and the Committee or any individuals to whom it has delegated duties or powers as aforesaid may employ one or more individuals to render advice with respect to any responsibility the Committee or such individuals may have under this Plan. The Committee may, by resolution, authorize one or more officers of the Company to do one or both of the following on the same basis as can the Committee: (a) designate Employees other than Covered Employees to be recipients of Awards; (b) determine the size of any such Awards; provided, however, (i) the Committee shall not delegate such responsibilities to any such officer for Awards to be granted to such officer; (ii) the resolution providing such authorization sets forth the total number of Awards such officer(s) may grant; and (iii) the officer(s) shall report periodically to the Committee regarding the nature and scope of the Awards granted pursuant to the authority delegated.

3.4 Decisions Binding. All determinations and decisions made by the Committee pursuant to the provisions of this Plan and all related orders and resolutions of the Board shall be final, conclusive, and binding on all persons, including the Company, its stockholders, Employees, Participants, and their estates and beneficiaries.

Article 4: Eligibility and Participation

4.1 Eligibility. Persons eligible to participate in this Plan include all officers and key Employees of the Company, or those who will become officers or key Employees,

 

whose performance or contribution, as determined by the Committee, benefits or will benefit the Company.

4.2 Actual Participation. Subject to the provisions of this Plan, the Committee may, from time to time, select from all eligible individuals, those individuals to whom Awards shall be granted and shall determine, in its sole discretion, the nature of any and all terms permissible by law and the amount of each Award.

Article 5: Awards

5.1 Grant of Cash-Based Awards. Subject to the terms and provisions of the Plan, the Committee, at any time and from time to time, may grant Cash-Based Awards to Participants in such amounts and upon such terms as the Committee may determine. The Committee may grant Cash-Based Awards that are payable based on the attainment of a specified performance goal (or goals), with or without additional Service requirements, as established by the Committee in its discretion.

5.2 Value of Cash-Based Awards. Each Cash-Based Award shall specify a payment amount or payment range as determined by the Committee. The Committee may establish a performance goal or goals in its discretion. If the Committee exercises its discretion to establish performance goals, the number and/or value of such Cash-Based Award (the "Performance-Based Compensation Award") that will be paid out to the Participant will depend on the extent to which the performance goals are met and additional Service requirements, if any, are met.

5.3 Maximum Cash-Based Awards. The maximum aggregate amount awarded or credited under this Plan with respect to Cash-Based Awards to any one Participant in any one Plan Year may not exceed ten million dollars ($10,000,000), determined as of the date of payout.

5.4 Payment of Cash-Based Awards. Payment, if any, with respect to a Cash-Based Award shall be made in cash, in accordance with the terms of the applicable Award Agreement, and as the Committee determines in accordance with Code Section 409A, to the extent applicable.

5.5 Termination of Employment. The Committee shall determine the extent to which the Participant shall have the right to receive payment for Cash-Based Awards, if any, following termination of the Participant's employment with or provision of services to the Company or any Affiliate or Subsidiary, as the case may be. Such provisions shall be determined in the sole discretion of the Committee, such provisions may be included in an agreement entered into with each Participant, but need not be uniform among all Awards of Cash-Based Awards issued pursuant to the Plan, and may reflect distinctions based on the reasons for termination.

5.6 Compliance With Section 409A. To the extent applicable, it is intended that the Plan and all Awards hereunder comply with the requirements of Section 409A of the Code, and the Plan and all Award Agreements shall be interpreted and applied by the Committee in a manner consistent with this intent in order to avoid the imposition of any additional tax under Section 409A of the Code. In the event that any provision of the Plan or an Award Agreement is determined by the Committee to not comply with the applicable requirements of Section 409A of the Code, the Committee shall have the authority, pursuant to Section 14.8, to take such actions and to make such interpretations or changes to the Plan or an Award Agreement as the Committee deems necessary to comply with such requirements, provided that the Committee shall act in a manner that is intended to preserve the economic value of the Award to the Participant. In no event whatsoever shall the Company be liable for any additional tax, interest, or penalties that may be imposed on any Participant by Section 409A of the Code or any damages for failing to comply with Section 409A of the Code.

5.7 Compliance With Section 162(m). The Plan shall be interpreted and construed in accordance with Section 162(m) of the Code. A Participant shall be eligible to receive payment with respect to a Performance-Based Compensation Award only to the extent that the performance goals for such Performance Period are achieved and the terms of the Award applied against such performance goals determines that all or a portion of such Participant's Performance-Based Compensation Award has been earned for the Performance Period. Following the completion of a Performance Period, the Committee shall review and certify in writing whether, and to what extent, the Performance-Based Compensation Award for the Performance Period was achieved and then the amount thereof.

Article 6: Awards Not Assignable or Transferable

Except as expressly authorized by the Committee, during a Participant's lifetime, his Awards shall be payable only to the Participant. Awards shall not be assignable or transferable other than by will or the laws of descent and distribution or, subject to the consent of the Committee, pursuant to a domestic relations order entered into by a court of competent jurisdiction; no Awards shall be subject, in whole or in part, to attachment, execution, or levy of any kind; and any purported assignment or transfer in violation of this Article 6 shall be null and void. The Committee may establish such procedures as it deems appropriate for a Participant to designate a beneficiary to whom any amounts payable in the event of, or following, the Participant's death may be provided.

Article 7: Performance Measures

7.1 Performance Measures. The performance goals upon which the payment of a Performance-Based Compensation Award to a Covered Employee that is intended to qualify as Performance-Based Compensation shall be limited to the following Performance Measures:

(a) Net earnings, net income, or consolidated net income (before or after taxes);

(b) Earnings per Share;

(c) Net sales or revenue growth;

(d) Achievement of balance sheet or income statement objectives;

(e) Gross, pre-tax, post-tax, or net operating profit;

(f) Return measures (including, but not limited to, return on assets, capital, invested capital, equity, sales, or revenue);

(g) Cash flow (including, but not limited to, operating cash flow, discounted cash flow, cumulative cash flow, free cash flow, cash flow return on equity, and cash flow return on investment);

(h) Earnings (based on either LIFO or FIFO accounting for inventories), before or after taxes, interest, depreciation, and/or amortization;

(i) Gross, net or operating margins;

(j) Productivity ratios;

(k) Share price (including, but not limited to, growth measures and total shareholder return);

(l) Expense targets;

(m) Costs (including cost reduction or savings);

(n) Performance against operating budget goals;

(o) Operating profit or efficiency;

(p) Unit sales volume;

(q) Market or category share;

(r) Customer satisfaction;

(s) Working capital targets;

(t) Improvements in financial ratings;

(u) Regulatory compliance;

(v) Extent to which strategic and/or business goals are met;

(w) Total return to shareholders equity (including both the market value of the Company's Shares and dividends thereon); and,

(x) Economic value added or EVA (net operating profit after tax minus the sum of capital multiplied by the cost of capital).

Any Performance Measure(s) may be used to measure the performance of the Company, Subsidiary, and/or Affiliate as a whole or any business unit of the Company, Subsidiary, and/or Affiliate, or any combination thereof, as the Committee may deem appropriate, or any of the above Performance Measures as compared to the performance of a group of comparator companies, or published or special index that the Committee, in its sole discretion, deems appropriate, or the Company may select Performance Measure (k) above as compared to various stock market indices. The Committee also has the authority to provide for accelerated payment of any Award based on the achievement of performance goals pursuant to the Performance Measures specified in this Article 7; provided, however, that any restrictions on acceleration of payment under Code Section 409A shall be observed.

7.2 Evaluation of Performance. The Committee may provide in any such Award that any evaluation of performance may include or exclude any of the following events that occurs during a Performance Period: (a) asset write-downs, (b) litigation or claim judgments or settlements, (c) the effect of changes in tax laws, accounting principles, or other laws or provisions affecting reported results, (d) any reorganization and restructuring programs, (e) Extraordinary Items, (f) acquisitions or divestitures, and (g) foreign exchange gains and losses. To the extent such inclusions or exclusions affect Performance-Based Compensation Awards to Covered Employees, they shall be prescribed in a form that meets the requirements of Code Section 162(m) for deductibility.

7.3 Adjustment of Performance-Based Compensation. Awards that are intended to qualify as Performance-Based Compensation may not be adjusted upward. The Committee shall retain the discretion to adjust such Awards downward, either on a formula or discretionary basis or any combination, as the Committee determines.

7.4 Committee Discretion. In the event that applicable tax, corporate, or securities laws change to permit the Committee discretion to alter the governing Performance Measures without obtaining shareholder approval of such changes, the Committee shall have sole discretion to make such changes without obtaining shareholder approval. In addition, in the event that the Committee determines that it is advisable to grant Awards that shall not qualify as Performance-Based Compensation, the Committee may make such grants without satisfying the requirements of Code Section 162(m) and base payout on Performance Measures other than those set forth in Section 7.1.

Article 8: Beneficiary Designation

Each Participant under this Plan may, from time to time, name any beneficiary or beneficiaries (who may be named contingently or successively) to whom any benefit under this Plan is to be paid in case of his death before he receives any or all of such benefit. Each such designation shall revoke all prior designations by the same Participant under this Plan, shall be in a form prescribed by the Committee, and will be effective only when filed by the Participant in writing with the Company during the Participant's lifetime. In the absence of any such beneficiary designation, benefits remaining unpaid or rights remaining unexercised at the Participant's death shall be paid to or exercised by the Participant's executor, administrator, or legal representative.

Article 9: Rights of Participants

9.1 Employment. Nothing in this Plan or an Award Agreement shall: (a) interfere with or limit in any way the right of the Company, its Affiliates, and/or its Subsidiaries to terminate any Participant's employment or Service at any time or for any reason not prohibited by law, or (b) confer upon any Participant any right to continue his employment for any specified period of time. Neither an Award nor any benefits arising under this Plan shall constitute an employment contract with the Company or any Affiliate or Subsidiary and, accordingly, subject to Articles 3 and 11, this Plan and the benefits hereunder may be terminated at any time in the sole and exclusive discretion of the Committee without giving rise to any liability on the part of the Company, its Affiliates, and/or its Subsidiaries.

9.2 Participation. No individual shall have the right to be selected to receive an Award under this Plan, or, having been so selected, to be selected to receive a future Award.

Article 10: Change of Control

10.1 Change of Control of the Company. Notwithstanding any other provision of this Plan to the contrary, the provisions of this Article 10 shall apply in the event of a Change of Control, unless otherwise determined by the Committee in connection with the grant of an Award as reflected in the applicable Award Agreement.

(a) Performance Goals. Upon a Change of Control, all then-outstanding Awards with performance goals yet to be achieved shall be considered to be earned at target values, or at such value otherwise determined by the terms and conditions set forth in the applicable Award Agreement, and payable at the time set forth in the applicable Award Agreement.

(b) Awards With Service Requirements. Upon a Participant's involuntary termination for a reason other than Cause during the two (2) year period following a Change of Control, any Service requirement applicable to then-outstanding Awards shall be considered satisfied.

Article 11: Amendment and Termination

11.1 Amendment and Termination of the Plan and Award Agreements.

(a) Subject to subparagraph (b) of this Section 11.1 and Section 11.3 of the Plan, the Board may at any time terminate the Plan or an outstanding Award Agreement and the Committee may, at any time and from time to time, amend the Plan or an outstanding Award Agreement.

(b) Notwithstanding the foregoing, no amendment of this Plan shall be made without shareholder approval if shareholder approval is required pursuant to rules promulgated by any stock exchange or quotation system on which Shares are listed or quoted or by applicable U.S. state corporate laws or regulations, applicable U.S. federal laws or regulations, and the applicable laws of any foreign country or jurisdiction where Awards are, or will be, granted under the Plan.

11.2 Adjustment of Awards Upon the Occurrence of Certain Unusual, Nonrecurring or Infrequently Occurring Events. Subject to Section 7.3, the Committee may make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of unusual, nonrecurring or infrequently occurring events (including, without limitation, the events described in Section 7.2 hereof) affecting the Company or the financial statements of the Company or of changes in applicable laws, regulations, or accounting principles, whenever the Committee determines that such adjustments are appropriate in order to prevent unintended diminution or enlargement of the benefits or potential benefits intended to be made available under this Plan. The determination of the Committee as to the foregoing adjustments, if any, shall be conclusive and binding on Participants under this Plan. By accepting an Award under this Plan, a Participant agrees to any adjustment to the Award made pursuant to this Section 11.2 without further consideration or action.

11.3 Awards Previously Granted. Notwithstanding any other provision of this Plan to the contrary, other than Sections 11.2, 11.4, or 14.14, and subject to Section 7.3, no termination or amendment of this Plan or an Award Agreement shall adversely affect in any material way any Award previously granted under this Plan, without the written consent of the Participant holding such Award.

11.4 Amendment to Conform to Law. Notwithstanding any other provision of this Plan to the contrary, the Committee may amend the Plan or an Award Agreement, to take effect retroactively or otherwise, as deemed necessary or advisable for the purpose of conforming the Plan or an Award Agreement to any present or future law relating to plans of this or similar nature, and to the administrative regulations and rulings promulgated thereunder. By accepting an Award under this Plan, a Participant agrees to any amendment made pursuant to this Section 11.4 to any Award granted under the Plan without further consideration or action.

Article 12: Reporting and Withholding

The Company shall have the power and the right to report income and to deduct or withhold, or require a Participant to remit to the Company, amounts necessary to satisfy federal, state, and local taxes, domestic or foreign, required by law or regulation to be withheld with respect to any taxable event arising as a result of this Plan.

Article 13: Successors

All obligations of the Company under this Plan with respect to Awards granted hereunder shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of the Company.

Article 14: General Provisions

14.1 Forfeiture Events.

(a) The Committee may specify in an Award Agreement that the Participant's rights, payments, and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events may include, but shall not be limited to, termination of employment for Cause, termination of the Participant's provision of services to the Company, Affiliate, or Subsidiary,

 

violation of material Company, Affiliate, or Subsidiary policies, breach of noncompetition, confidentiality, or other restrictive covenants that may apply to the Participant, or other conduct by the Participant that is detrimental to the business or reputation of the Company, any Affiliate, or Subsidiary.

(b) If any of the Company's financial statements are required to be restated resulting from errors, omissions, or fraud, the Committee may (in its sole discretion, but acting in good faith) direct that the Company recover all or a portion of any Award granted or paid to a Participant with respect to any fiscal year of the Company the financial results of which are negatively affected by such restatement. The amount to be recovered from the Participant shall be the amount by which the Award exceeded the amount that would have been payable to the Participant had the financial statements been initially filed as restated, or any greater or lesser amount (including, but not limited to, the entire Award) that the Committee shall determine. In no event shall the amount to be recovered by the Company be less than the amount required to be repaid or recovered as a matter of law (including but not limited to amounts that are required to be recovered or forfeited under Section 304 of the Sarbanes-Oxley Act of 2002 or Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010). The Committee shall determine whether the Company shall effect any such recovery: (i) by seeking repayment from the Participant, (ii) by reducing (subject to applicable law and the terms and conditions of the applicable plan, program or arrangement) the amount that would otherwise be payable to the Participant under any compensatory plan, program, or arrangement maintained by the Company, an Affiliate, or any Subsidiary, (iii) by withholding payment of future increases in compensation (including the payment of any discretionary bonus amount) or grants of compensatory awards that would otherwise have been made in accordance with the Company's otherwise applicable compensation practices, or (iv) by any combination of the foregoing.

14.2 Gender and Number. Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine, the plural shall include the singular, and the singular shall include the plural.

14.3 Severability. In the event any provision of this Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of this Plan, and this Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

14.4 Requirements of Law. The granting of and settlement of Awards under this Plan shall be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.

14.5 Employees Based Outside of the United States. Notwithstanding any provision of this Plan to the contrary, in order to comply with the laws in other countries in which the Company, its Affiliates, and/or its Subsidiaries operate or have Employees and/or Directors, the Committee, in its sole discretion, shall have the power and authority to:

(a) Determine which Affiliates and Subsidiaries shall be covered by this Plan;

(b) Determine which Employees outside the United States are eligible to participate in this Plan;

(c) Modify the terms and conditions of any Award granted to Employees outside the United States to comply with applicable foreign laws;

(d) Establish sub-plans and modify any terms and procedures, to the extent such actions may be necessary or advisable. Any subplans and modifications to Plan terms and procedures established under this Section 14.5 by the Committee shall be attached to this Plan document as appendices; and

(e) Take any action, before or after an Award is made, that it deems advisable to obtain approval or comply with any necessary local government regulatory exemptions or approvals.

Notwithstanding the above, the Committee may not take any actions hereunder, and no Awards shall be granted, that would violate applicable law.

14.6 Unfunded Plan. Participants shall have no right, title, or interest whatsoever in or to any investments that the Company, its Subsidiaries, or its Affiliates may make to aid it in meeting its obligations under this Plan. Nothing contained in this Plan, and no action taken pursuant to its provisions, shall create or be construed to create a trust of any kind, or a fiduciary relationship between the Company and any Participant, beneficiary, legal representative, or any other individual. To the extent that any individual acquires a right to receive payments from the Company or any Affiliate or Subsidiary under this Plan, such right shall be no greater than the right of an unsecured general creditor of the Company or the Subsidiary or Affiliate, as the case may be. All payments to be made hereunder shall be paid from the general funds of the Company, or the Subsidiary or Affiliate, as the case may be and no special or separate fund shall be established and no segregation of assets shall be made to assure payment of such amounts except as expressly set forth in this Plan.

14.7 Retirement and Welfare Plans. Neither Awards made under this Plan nor cash paid pursuant to such Awards may be included as "compensation" for purposes of computing the benefits payable to any Participant under the Company's or any Subsidiary's or Affiliate's retirement plans (both qualified and nonqualified) or welfare benefit plans unless such other plan expressly provides that such compensation shall be taken into account in computing a Participant's benefit.

14.8 Deferred Compensation.

(a) The Committee may grant Awards under the Plan that provide for the deferral of compensation within the meaning of Code Section 409A. It is intended that such Awards comply with the requirements of Code Section 409A so that amounts deferred thereunder are not includible in income before actual payment and are not subject to an additional tax of twenty percent (20%) at the time the deferred amounts are no longer subject to a substantial risk of forfeiture.

(b) Notwithstanding any provision of the Plan or Award Agreement to the contrary, if one or more of the payments or benefits to be received by a Participant pursuant to an Award would constitute deferred compensation subject to Code Section 409A and would cause the Participant to incur any penalty tax or interest under Code Section 409A or any regulations or Treasury guidance promulgated thereunder, the Committee may reform the Plan and Award Agreement to comply with the requirements of Code Section 409A and to the extent practicable maintain the original intent of the Plan and Award Agreement. By accepting an Award under this Plan, a Participant agrees to any amendments to the Award made pursuant to this Section 14.8(b) without further consideration or action.

14.9 Nonexclusivity of this Plan. The adoption of this Plan shall not be construed as creating any limitations on the power of the Board or Committee to adopt such other compensation arrangements as it may deem desirable for any Participant.

14.10 No Constraint on Corporate Action. Nothing in this Plan shall be construed to: (a) limit, impair, or otherwise affect the Company's or a Subsidiary's or an Affiliate's right or power to make adjustments, reclassifications, reorganizations, or changes of its capital or business structure, or to merge or consolidate, or dissolve, liquidate, sell, or transfer all or any part of its business or assets; or (b) limit the right or power of the Company or a Subsidiary or an Affiliate to take any action which such entity deems to be necessary or appropriate.

14.11 Payments to a Trust. The Committee is authorized to cause to be established a trust agreement or several trust agreements or similar arrangements from which the Committee may make payments of amounts due or to become due to any Participants under the Plan.

14.12 Governing Law. The Plan and each Award Agreement shall be governed by the laws of the state of Illinois, excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of this Plan to the substantive law of another jurisdiction. Unless otherwise provided in the Award Agreement, recipients of an Award under this Plan are deemed to submit to the exclusive jurisdiction and venue of the federal or state courts of Illinois to resolve any and all issues that may arise out of or relate to this Plan or any related Award Agreement.

14.13 Delivery and Execution of Electronic Documents. To the extent permitted by applicable law, the Company may: (a) deliver by email or other electronic means (including posting on a Web site maintained by the Company or by a third party under contract with the Company) all documents relating to the Plan or any Award thereunder and all other documents that the Company is required to deliver to its security holders (including without limitation, annual reports and proxy statements), and (b) permit Participants to electronically execute applicable Plan documents (including, but not limited to, Award Agreements) in a manner prescribed to the Committee.

 

14.14 No Representations or Warranties Regarding Tax Effect. Notwithstanding any provision of the Plan to the contrary, the Company, its Affiliates and Subsidiaries, the Board, and the Committee neither represent nor warrant the tax treatment under any federal, state, local, or foreign laws and regulations thereunder (individually and collectively referred to as the "Tax Laws") of any Award granted or any amounts paid to any Participant under the Plan including, but not limited to, when and to what extent such Awards or amounts may be subject to tax, penalties, and interest under the Tax Laws.

14.15 Indemnification. Subject to applicable requirements of Illinois law and the Delaware General Corporation Law, each individual who is or shall have been a member of the Board, or a Committee appointed by the Board, or an officer of the Company to whom authority was delegated in accordance with Article 3, shall be indemnified and held harmless by the Company against and from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action taken or failure to act under this Plan and against and from any and all amounts paid by him or her in settlement thereof, with the Company's approval, or paid by him or her in satisfaction of any judgment in any such action, suit, or proceeding against him or her, provided he or she shall give the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his/her own behalf, unless such loss, cost, liability, or expense is a result of his/her own willful misconduct or except as expressly provided by statute. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such individuals may be entitled under the Company's Articles of Incorporation or Bylaws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.



Walgreens Boots Alliance, Inc.
108 Wilmot Road
Deerfield, IL 60015
USA

